Opteum.
INCORPORATED








WALL

OPTEUM INC.

Annual Report 2006

www.opteum.com

Dear Fellow Stockholders:

The operating improvements implemented during 2006 by your management team at Opteum Inc. were overshadowed by a 16% decline in our stock price during the year, as well as a decline in our stockholders' equity. The closing stock price of $7.60 on December 29, 2006, was a disappointment for all stockholders and all Opteum associates. However, we believe that the continued application of our successful investment and liquidity management strategies, along with the potential for long-term value at Opteum Financial Services ("OFS"), will provide our equity investors with successful long-term opportunities.

MBS Portfolio Review

Two significant changes have been made in the application of our mortgage-backed securities ("MBS") portfolio management strategy. First, we recently undertook a portfolio restructuring plan to sell certain low-yielding assets in order to reinvest in higher-yielding assets. Second, we reinstituted our prior practice of reinvesting monthly mortgage loan pay-downs. Both of these changes should benefit 2007 results.

Portfolio Restructuring. During both 2005 and 2006, as interest rates increased, our portfolio management team held the existing MBS investment portfolio without selling any low-yielding assets, the value of which declined as interest rates increased. Generally, these portfolio valuation declines are recorded on our consolidated balance sheet as "Accumulated Other Comprehensive Loss," which represents the cumulative difference between the historical cost of our portfolio assets and the current fair market value of such assets.

In January 2007, your senior management team decided to sell certain low-yielding MBS portfolio assets, with an aggregate fair market value as of December 31, 2006, of approximately $446 million, in order to reinvest in higher-yielding assets. Although this decision resulted in a charge to earnings of approximately $10.0 million in 2006, we believe this action will enable our MBS investment portfolio to achieve a positive net interest margin sometime in the second half of 2007. We define net interest margin as the weighted average yield on our MBS portfolio assets less the weighted average borrowing costs associated with such assets under our various repurchase agreements. Further, as the remainder of the mortgages underlying our MBS portfolio assets mature and are paid off, the amount of Accumulated Other Comprehensive Loss associated with such assets will be reduced to zero and will result in a corresponding increase in stockholders' equity.

Reinvestment of Mortgage Loan Pay-Downs. From April through December of 2006, our portfolio investment team elected not to reinvest monthly pay-downs of mortgage loans underlying our MBS portfolio assets. This decision was made to protect our balance sheet against rising interest rates and to have funds available to support OFS's operations. In January 2007, however, we decided to start reinvesting monthly pay-downs once again. These monthly pay-downs averaged $111 million per month in 2006.

Our portfolio management team believes that the combination of reinvesting a portion of our low-yielding investment portfolio assets into higher-yielding assets, along with reinvesting pay-downs on a monthly basis, will result in improved performance of our MBS portfolio in the second half of 2007.

OFS Review

For OFS, 2006 was characterized by an extremely competitive environment for mortgage originations across the credit spectrum, aggressive cost cutting of overhead and interest expense, and a strategic alliance that was concluded late in the year.

During 2006, OFS originated or purchased $6.31 billion in mortgages, down 2.8% from the $6.49 billion originated or purchased in 2005. However, within the nearly flat production levels for 2006 versus 2005, we experienced an unfavorable shift in the mix of our business, including a 21.0% year-over-year decline in our higher-margin retail origination business versus a 13.0% increase in our lower-margin conduit business. Year-over-year wholesale originations and purchases were up 0.2%.

Actual margins associated with sales of mortgage loans at OFS during 2006 were less than anticipated on average due largely to stiff competition in the marketplace for mortgage originations. This lower-than-expected margin represents the largest component of operating losses incurred in 2006. Exacerbating these lower-than-expected loan sale margins was an increase in loan loss reserves as a result of increases in early payment defaults on fourth quarter 2006 originations, a decline in value of OFS's retained interests in securitizations, and net losses on hedge transactions related to both mortgage servicing rights and the retained interests.

In response to these results and to the secular development of large brokerage firms acquiring mortgage lenders that are then provided with significantly lower funding costs, we worked closely with key lenders to improve OFS's asset funding rates and initial margin rates. In late December 2006, we announced the sale to Citigroup Global Markets Realty Corp. ("Citigroup Realty") of a 7.5% ownership interest in OFS and the grant to Citigroup Realty of an option to acquire an additional 7.49% ownership interest in OFS. We also announced that we expect substantial cost savings at OFS as a result of amendments to OFS's financing facilities with Citigroup Realty.

Additionally, over the course of 2006, we carefully reviewed all positions at OFS in order to assess the importance of each job to OFS's operations. This resulted in the elimination of 272 positions at OFS; however, OFS's expansion into northern Florida, the Midwest and San Diego resulted in the addition of 78 new sales or sales-support personnel. As of December 31, 2006, OFS employed 887 associates, a net reduction of 194 positions from December 31, 2005. Based on the cost savings attributable to these staff reductions and the amendments to OFS's financing facilities with Citigroup Realty, we expect improved results at OFS in 2007.

Other Thoughts

During December 2006 and thus far in 2007, a number of sub-prime mortgage originators have announced substantial increases in loan loss provisions and a few have even ceased operations. These developments have led to stock price declines across the mortgage banking industry, in some cases in excess of 80% since the start of 2007. Despite having limited exposure to the sub-prime market with only 4.3% of OFS's 2006 mortgage production volume being sub-prime loans, our stock price has not been immune to the broader sell-off in mortgage industry stocks.

Over the last few months, investors have inquired whether we have been repurchasing our stock. Although our Board of Directors authorized a stock buyback program in 2005, this program was limited to one year in duration and has expired. As a small-cap company, we prize our liquidity and our ability to support growth and future profitability. Shrinking our capital beyond the original stock buyback program would hinder our ability to invest and to grow, and is deemed not to be in the long-term best interests of all stockholders. Our sound liquidity management is the primary reason we have operated successfully through a very difficult operating environment and find ourselves ready to participate in the opportunities that the future will provide.

Our senior management team believes that the implementation of the actions described above will lead to improved operating results during 2007. I look forward to making that belief become a reality so all of our stockholders can realize a positive return on their investment in Opteum Inc.

Sincerely,

Jeffrey J. Zimmer
Chairman, President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File Number: 001-32171

OPTEUM INC.

(Exact name of registrant as specified in its charter)

Maryland	**72-1571637**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3305 Flamingo Drive, Vero Beach, FL 32963
(Address of principal executive offices - Zip Code)

772-231-1400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Class A Common Stock, $0.001 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Securities Exchange Act of 1934).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of March 7, 2007, there were 24,556,219 shares of the Registrant's Class A Common Stock outstanding. The aggregate market value of the Class A Common Stock, held by non-affiliates of the Registrant (22,120,505 shares) at June 30, 2006 was approximately $199.5 million. The aggregate market value was calculated by using the closing price of the Class A Common Stock as of that date on the New York Stock Exchange. As of June 30, 2006, all of the Registrant's Class B Common Stock was held by affiliates of the Registrant. As of June 30, 2006, the aggregate market value of the Registrant's Class C Common Stock held by non-affiliates (319,388 shares) was $319, which value is based on the initial purchase price of the Class C Common Stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for its 2007 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

OPTEUM INC.

INDEX

PART I

ITEM 1. BUSINESS.

CORPORATE HISTORY

Opteum Inc., a Maryland corporation ("Opteum"), was originally formed in September 2003 as Bimini Mortgage Management, Inc. ("Bimini") for the purpose creating and managing a leveraged investment portfolio consisting of residential mortgage backed securities ("MBS"). Opteum's shares of Class A Common Stock are listed on the New York Stock Exchange ("NYSE") and trade under the ticker symbol "OPX." Opteum's website is located at http://www.opteum.com.

On November 3, 2005, Opteum, then known as Bimini, acquired Opteum Financial Services, LLC ("OFS"), a company that originates, buys, sells, and services residential mortgages from offices throughout the United States. Upon closing of the transaction, OFS became a wholly-owned taxable REIT subsidiary of Bimini. Under the terms of the transaction, Bimini issued 3,717,242 shares of Class A Common Stock and 1,223,208 shares of Class A Redeemable Preferred Stock to the former members of OFS. Bimini also agreed to a contingent earn-out of up to $17.5 million payable to the former members of OFS on or before November 3, 2010, in cash or, under certain circumstances, additional shares of Class A Redeemable Preferred Stock. The contingent earn-out is based on the achievement by OFS of certain specific financial objectives.

On February 10, 2006, in an effort to more fully leverage OFS's national brand identity, Bimini changed its name to Opteum Inc. At Opteum's 2006 Annual Meeting of Stockholders, the shares of Class A Redeemable Preferred Stock issued to the former members of OFS were converted into shares of Opteum's Class A Common Stock on a one-for-one basis following the approval of such conversion by Opteum's stockholders.

On December 21, 2006, Opteum sold to Citigroup Global Markets Realty Corp. ("Citigroup Realty") a Class B non-voting limited liability company membership interest in OFS, representing 7.5% of all of OFS's outstanding limited liability company membership interests. Immediately following the transaction, Opteum held Class A voting limited liability company membership interests in OFS representing 92.5% of all of OFS's outstanding limited liability company membership interests. In connection with the transaction, Opteum also granted Citigroup Realty the option, exercisable on or before December 20, 2007, to acquire additional Class B non-voting limited liability company membership interests in OFS representing 7.49% of all of OFS's outstanding limited liability company membership interests.

Opteum has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, Opteum is generally not subject to federal income tax on its REIT taxable income provided that it distributes to its stockholders at least 90% of its REIT taxable income on an annual basis. OFS has elected to be treated as a taxable REIT subsidiary and, as such, is subject to federal, state and local income taxation. In addition, the ability of OFS to deduct interest paid or accrued to Opteum for federal, state and local tax purposes is subject to certain limitations.

As used in this document, references to "Opteum," the parent company, the registrant, and to REIT qualifying activities or the general management of Opteum Inc.'s investment portfolio of residential mortgage backed securities ("MBS") refer solely to "Opteum Inc." Further, as used in this document, references to "OFS," Opteum's taxable REIT subsidiary or non-REIT eligible assets refer solely to Opteum Financial Services, LLC and its consolidated subsidiaries. References to the "Company" refer to Opteum and OFS on a consolidated basis. The assets and activities that are not REIT eligible, such as mortgage origination, acquisition and servicing activities, are conducted by OFS.

DESCRIPTION OF BUSINESS

The Company's operations are comprised of two basic business segments: Opteum's MBS Portfolio and OFS's Mortgage Banking Activities. Reference is made to Note 18, "Segment Information," under Item 8 "Financial Statements and Supplementary Data" of this Form 10-K for financial information relating to each of these segments.

OPTEUM'S MBS PORTFOLIO

Opteum's MBS portfolio is a leveraged investment portfolio consisting primarily, but not exclusively, of residential MBS issued by the Federal National Mortgage Association (more commonly known as Fannie Mae), the Federal Home Loan Mortgage Corporation (more commonly known as Freddie Mac) and the Government National Mortgage Association (more commonly known as Ginnie Mae). To fund the acquisition of MBS, Opteum uses repurchase agreements to essentially borrow between eight and twelve times its equity capital. Opteum then attempts to earn an investment return based on the spread between the yield on its MBS portfolio assets and its borrowing costs.

In evaluating its MBS portfolio assets and their performance, Opteum's management team primarily evaluates the following critical factors:

- asset performance in differing interest rate environments,
- duration of the particular MBS asset,
- yield to maturity,
- potential for prepayment of principal, and
- the market price of the investment.

As of December 31, 2006 Opteum's portfolio of mortgage related securities totaled $2.8 billion and was comprised of 75.0% adjustable-rate MBS, 20.9% fixed-rate MBS, 2.7% hybrid adjustable-rate MBS (securities backed by mortgages with fixed initial rates which, after a period, convert to adjustable rates) and 1.4% balloon maturity MBS (securities backed by mortgages where a significant portion of principal is repaid only at maturity). Of this portfolio, 67.2% was issued by Fannie Mae, 17.8% was issued by Freddie Mac and 15.1% was issued by Ginnie Mae.

Opteum's $2.8 billion mortgage related securities portfolio had a weighted average yield of 4.77% as of December 31, 2006. Opteum's net weighted average borrowing cost as of December 31, 2006 was 5.31%. The constant prepayment rate for the portfolio was 25.12% for December 2006, which reflects the annualized proportion of principal that was prepaid. The effective duration for the portfolio was 1.02 as of December 31, 2006. Duration measures the price sensitivity of a fixed income security to movements in interest rates. Effective duration captures both the movement in interest rates and the fact that the cash flows of a mortgage related security are altered when interest rates move.

Risk Management Approach

Opteum seeks to differentiate itself from other mortgage portfolio managers through its approach to risk management. It invests in a limited universe of mortgage related securities, primarily, but not limited to, those issued by Fannie Mae, Freddie Mac and Ginnie Mae. Payment of principal and interest underlying securities issued by Ginnie Mae is guaranteed by the U.S. Government. Fannie Mae and Freddie Mac mortgage related securities are guaranteed as to payment of principal and interest by the respective agency issuing the security. Opteum seeks to manage the risk of prepayments of the underlying mortgages by creating a diversified portfolio with a variety of prepayment characteristics. Finally, Opteum seeks to address interest rate risks by managing the interest rate indices and borrowing periods of its debt, as well as through hedging against interest rate changes.

Opteum has implemented a risk-based capital methodology patterned on the general principles underlying the proposed risk-based capital standards for internationally active banks of the Basel Committee on Banking Supervision, commonly referred to as the Basel II Accord. The Basel II Accord encourages banks to develop methods for measuring the risks of their banking activities to determine the amount of capital required to support those risks. Similarly, Opteum uses its methodology to calculate an internally generated risk measure for each asset in its portfolio. This measure is then used to establish an appropriate amount of leverage. Opteum expects its risk management program to reduce its need to use hedging techniques.

Investment Strategy

The Company's Board of Directors may change its investment strategy without prior notice to its stockholders or the approval of its stockholders.

Asset Acquisition Strategy

The primary assets in Opteum's current portfolio of mortgage related securities are adjustable-rate MBS, fixed-rate MBS, hybrid adjustable-rate MBS and balloon maturity MBS. The mortgage related securities that Opteum most typically acquires are obligations issued by federal agencies or federally chartered entities, primarily Fannie Mae, Freddie Mac and Ginnie Mae. Owing to actions by the Open Market Committee of the Federal Reserve, Opteum's current portfolio has been skewed to a greater concentration of adjustable rate MBS.

Opteum seeks to minimize the effects on its income caused by prepayments on the mortgage loans underlying its securities at a rate materially different than anticipated. Its portfolio includes securities with prepayment characteristics that it expects to result in less interest rate sensitive and, therefore, more stable prepayments, such as pools of mortgage-backed securities collateralized by mortgages with low loan balances.

Borrowers with low loan balances have a lower economic incentive to refinance and have historically prepaid at lower rates than borrowers with larger loan balances. The reduced incentive to refinance has two parts: borrowers with low loan balances will have smaller interest savings because overall interest payments are smaller on their loans; and closing costs for refinancings, which are generally not proportionate to the size of a loan, make refinancing of smaller loans less attractive as it takes a longer period of time for the interest savings to cover the cost of refinancing.

Fannie Mae's Expanded Approval Program allows borrowers with slightly impaired credit histories or loan-to-value ratios greater than 80% to qualify for conventional conforming financing. Borrowers under this program have proportionately higher delinquency rates than typical Fannie Mae borrowers, resulting in a higher than market interest rate because of the increased default and delinquency risk. Prepayment rates on these securities are lower than average because refinancing is more difficult for delinquent or recently delinquent loans.

Agency pools collateralized by loans against investment properties generally result in slower prepayments because borrowers financing investment properties are required to pay an up front premium. Payment of this premium requires a larger rate movement for the borrower to achieve the same relative level of savings upon refinancing.

Opteum has created and will maintain a diversified portfolio to avoid undue geographic, loan originator, and other types of concentrations. By maintaining essentially all of its assets in AAA rated, government or government-sponsored or chartered enterprises and government or federal agencies, which may include an implied guarantee of the federal government as to payment of principal and interest, Opteum believes it can significantly reduce its exposure to losses from credit risk. It intends to acquire assets that will enable it to be exempt from the Investment Company Act of 1940.

Legislation may be proposed to change the relationship between certain agencies, such as Fannie Mae and the federal government. This may have the effect of reducing the actual or perceived credit quality of mortgage related securities issued by these agencies. As a result, such legislation could increase the risk of loss on investments in Fannie Mae and/or Freddie Mac MBS. Opteum currently intends to continue to invest in such securities, even if such agencies' relationships with the federal government change.

Leverage Strategy

Opteum uses leverage in an attempt to increase potential returns to its stockholders. However, the use of leverage may also have the effect of increasing losses when economic conditions are unfavorable. Opteum generally borrows between eight and twelve times the amount of its equity, although its investment policies require no minimum or maximum leverage. For purposes of this calculation, Opteum treats its trust preferred securities as an equity capital equivalent. It uses repurchase agreements to borrow against existing mortgage related securities and uses the proceeds to acquire additional mortgage related securities.

Opteum seeks to structure the financing in such a way as to limit the effect of fluctuations in short-term rates on its interest rate spread. In general, Opteum's borrowings are short-term and it actively manages, on an aggregate basis, both the interest rate indices and interest rate adjustment periods of its borrowings against the interest rate indices and interest rate adjustment periods on its mortgage related securities in order to limit its liquidity and interest rate related risks. Opteum may also employ borrowings under longer term facilities.

Opteum generally borrows at short-term rates from various lenders through various contractual agreements including, repurchase agreements. Opteum has issued approximately $103.1 million of long-term junior unsecured notes, callable at any time after five years, called trust preferred securities. As of December 31, 2006, Opteum's debt to equity ratio (where debt equals all repurchase transactions outstanding plus trust preferred securities and equity equals stockholders' equity plus trust preferred securities) was 9.6:1. Repurchase agreements at that date totaled $2.7 billion. Repurchase agreements are generally, but not always, short-term in nature. Under these repurchase agreements, Opteum sells securities to a lender and agrees to repurchase those securities in the future for a price that is higher than the original sales price. The difference between the sales price Opteum receives and the repurchase price it pays represents interest paid to the lender. This is determined by reference to an interest rate index (such as the London Interbank Office Rate or, LIBOR) plus an interest rate spread. Although structured as a sale and repurchase obligation, a repurchase agreement operates as a financing under which Opteum effectively pledges its securities as collateral to secure a short-term loan equal in value to a specified percentage of the market value of the pledged collateral. Opteum retains beneficial ownership of the pledged collateral, including the right to distributions. At the maturity of a repurchase agreement; Opteum is required to repay the loan and concurrently receive its pledged collateral from the lender or, with the consent of the lender, it renews such agreement at the then prevailing financing rate. Opteum's repurchase agreements may require it to pledge additional assets to the lender in the event the market value of the existing pledged collateral declines.

Opteum has engaged AVM, L.P., a securities broker-dealer, and III Associates, a registered investment adviser affiliated with AVM, L.P., to provide it with repurchase agreement trading, clearing and administrative services. III Associates acts as its agent and adviser in arranging for third parties to enter into repurchase agreements with Opteum, executes and maintains records of its repurchase transactions and assists in managing the margin arrangements between Opteum and its counterparties for each of its repurchase agreements.

Opteum seeks to protect its capital base through the use of a risk-based capital methodology. This methodology is patterned on the general principles underlying the Basel II Accord. These principles are intended to promote the use by internationally active banks of increasingly sophisticated internal risk management processes and measurements for purposes of allocating capital on a weighted basis. Opteum's methodology follows this framework in that the inherent risk of an asset will create a capital allocation for the asset, which will in turn define the amount of leverage Opteum will employ.

As with the Basel approach, Opteum identifies components of risk associated with the assets it employs. However, unlike typical bank loans, which may bear a significant degree of credit risk, the risks associated with the assets that Opteum employs are primarily related to movements in interest rates. The elements relating to interest rate risk that Opteum analyzes are effective duration, convexity, expected return and the slope of the yield curve. "Effective duration" measures the sensitivity of a security's price to movements in interest rates. "Convexity" measures the sensitivity of a security's effective duration to movements in interest rates. "Expected return" captures the market's assessment of the risk of a security. Opteum assumes markets are efficient with respect to the pricing of risk.

While these three risk components primarily address the price movement of a security, Opteum believes the income earning potential of its portfolio—as reflected in the slope of the yield curve—offsets potential negative price movements. It believes the risk of its portfolio is lower when the slope of the yield curve is steep, and thus is inversely proportional to the slope of the yield curve.

Opteum uses these components of risk to arrive at a risk coefficient for each asset. The product of this coefficient and the amount of Opteum's investment represents its "risk measure" for the asset. Opteum calculates risk measures for each asset and then aggregates them into the risk measure for the entire portfolio, which guides it to an appropriate amount of overall leverage. Opteum analyzes the portfolio's risk measures on a daily basis. The leverage ratio will rise as the risk level of the portfolio declines and will fall as the portfolio's risk level increases. The goal of Opteum's approach is to ensure that its portfolio's leverage ratio is appropriate for the level of risk inherent in the portfolio.

Interest Rate Risk Management

Opteum believes the primary risk inherent in its portfolio investments is the effect of movements in interest rates. This risk arises because the effects of interest rate changes on its borrowings will not be perfectly correlated with the effects of interest rate changes on the income from, or value of, its portfolio investments. Opteum therefore follows an interest rate risk management program designed to offset the potential adverse effects resulting from the rate adjustment limitations on its mortgage related securities. It seeks to minimize differences between interest rate indices and interest rate adjustment periods of its adjustable-rate MBS and related borrowings by matching the terms of assets and related liabilities both as to maturity and to the underlying interest rate index used to calculate interest rate charges.

Opteum's interest rate risk management program encompasses a number of procedures, including the following:

- monitoring and adjusting, if necessary, the interest rate sensitivity of its mortgage related securities compared with the interest rate sensitivities of its borrowings.

- structuring its repurchase agreements that fund its purchases of adjustable-rate MBS to have varying maturities and interest rate adjustment periods in order to match the reset dates on its adjustable-rate MBS. At December 31, 2006, the weighted average months to reset of its adjustable-rate MBS was 4.6 months and the weighted average maturity on the corresponding repurchase agreements was 2.8 months; and

- actively managing, on an aggregate basis, the interest rate indices and interest rate adjustment periods of its mortgage related securities and comparing them to the interest rate indices and adjustment periods of its borrowings. Opteum's liabilities under its repurchase agreements are all LIBOR based, and Opteum, among other considerations, selects its adjustable-rate MBS to favor LIBOR indexes. As of December 31, 2006, over 37.4% of Opteum's adjustable-rate MBS were LIBOR-based.

As a result, Opteum expects to be able to adjust the average maturities and reset periods of its borrowings on an ongoing basis by changing the combination of maturities and interest rate adjustment periods as borrowings mature or are renewed. Through the use of these procedures, Opteum attempts to reduce the risk of differences between interest rate adjustment periods of its adjustable-rate MBS and its related borrowings.

Opteum may from time to time use derivative financial instruments to hedge all or a portion of the interest rate risk associated with its borrowings. It may enter into swap or cap agreements, option, put or call agreements, futures contracts, forward rate agreements or similar financial instruments to hedge indebtedness that it may incur or plans to incur. These contracts would be intended to more closely match the effective maturity of, and the interest received on, Opteum's assets with the effective maturity of, and the interest owed on, its liabilities. However, no assurances can be given that interest rate risk management strategies can successfully be implemented. Derivative instruments will not be used for speculative purposes.

Opteum may also use derivative financial instruments in an attempt to protect it against declines in the market value of its assets that result from general trends in debt markets. The inability to match closely the maturities and interest rates of its assets and liabilities or the inability to protect adequately against declines in the market value of its assets could result in losses.

Description of Mortgage Related Securities

Opteum primarily invests in pass-through certificates, which are securities representing interests in pools of mortgage loans secured by residential real property in which payments of both interest and principal on the securities are generally made monthly. In effect, these securities pass through the monthly payments made by the individual borrowers on the mortgage loans that underlie the securities, net of fees paid to the issuer or guarantor of the securities. Pass-through certificates can be divided into various categories based on the characteristics of the underlying mortgages, such as the term or whether the interest rate is fixed or variable.

A key feature of most mortgage loans is the ability of the borrower to repay principal earlier than scheduled. This is called a prepayment. Prepayments arise primarily due to sale of the underlying property, refinancing, or foreclosure. Prepayments result in a return of principal to pass-through certificate holders. This may result in a lower or higher rate of return upon reinvestment of principal. This is generally referred to as prepayment uncertainty. If a security purchased at a premium prepays at a higher-than-expected rate, then the value of the premium would be eroded at a faster-than-expected rate. Similarly, if a discount mortgage prepays at a lower-than-expected rate, the amortization towards par would be accumulated at a slower-than-expected rate. The possibility of these undesirable effects is sometimes referred to as "prepayment risk."

In general, declining interest rates tend to increase prepayments, and rising interest rates tend to result in fewer prepayments. Like other fixed-income securities, when interest rates rise, the value of mortgage related securities generally declines. The rate of prepayments on underlying mortgages will affect the price and volatility of mortgage related securities and may shorten or extend the effective maturity of the security beyond what was anticipated at the time of purchase. If interest rates rise, Opteum's holdings of mortgage related securities may experience reduced returns if the borrowers of the underlying mortgages pay off their mortgages later than anticipated. This is generally referred to as "extension risk."

Payment of principal and interest on mortgage pass-through certificates issued by Ginnie Mae are guaranteed by the full faith and credit of the federal government and those issued by Fannie Mae and Freddie Mac are guaranteed by the respective agency issuing the security. These guarantees do not cover the market value of the securities.

The mortgage loans underlying pass-through certificates can generally be classified in the following categories:

- Adjustable-Rate Mortgages. Opteum classifies adjustable rate mortgages or ARMs as those securities whose coupons reset within one years time. As of December 31, 2006, 75.0% of Opteum's portfolio consisted of adjustable-rate MBS. ARMs are mortgages for which the borrower pays an interest rate that varies over the term of the loan.

The interest rate usually resets based on market interest rates, although the adjustment of such an interest rate may be subject to certain limitations. Traditionally, interest rates reset periodically. Opteum refers to such ARMs as "traditional" ARMs. Since interest rates on ARMs fluctuate based on market conditions, ARMs tend to have interest rates that do not deviate from current market rates by a large amount. This in turn can mean that ARMs have less price sensitivity to interest rates.

- Fixed-Rate Mortgages. As of December 31, 2006, 20.9% of Opteum's portfolio consisted of fixed-rate MBS. Fixed-rate mortgages allow each borrower to pay an interest rate that is constant throughout the term of the loan. Traditionally, most fixed-rate mortgages have an original term of 30 years. However, shorter terms (also referred to as final maturity dates) have become common in recent years. Because the interest rate on the loan never changes, even when market interest rates change, over time there can be a divergence between the interest rate on the loan and current market interest rates. This in turn can make a fixed-rate mortgage's price sensitive to market fluctuations in interest rates. In general, the longer the remaining term on the mortgage loan, the greater the price sensitivity.

- Hybrid Adjustable-Rate Mortgages. As of December 31, 2006, 2.7% of Opteum's portfolio consisted of hybrid adjustable-rate MBS. Hybrid ARMs have a fixed-rate for the first few years of the loan, often three, five, or seven years, and thereafter reset periodically like a traditional ARM. Effectively, such mortgages are hybrids, combining the features of a pure fixed-rate mortgage and a "traditional" ARM. Hybrid ARMs have price sensitivity to interest rates similar to that of a fixed-rate mortgage during the period when the interest rate is fixed and similar to that of an ARM when the interest rate is in its periodic reset stage. However, even though hybrid ARMs usually have a short time period in which the interest rate is fixed, during such period the price sensitivity may be high.

- Balloon Maturity Mortgages. As of December 31, 2006, 1.4% of Opteum's portfolio consisted of balloon maturity MBS. Balloon maturity mortgages are a type of fixed-rate mortgage where all or most of the principal amount is due at maturity, rather than paid in periodic equal installments, or amortized, over the life of the loan. These mortgages have a static interest rate for the life of the loan. However, the term of the loan is usually quite short, typically less than seven years. As the balloon maturity mortgage approaches its maturity date, the price sensitivity of the mortgage declines.

Opteum does not anticipate investing in certain other types of mortgage related securities, known as derivative securities, such as "inverse floaters," "inverse I.O.s" and "residuals", however OFS owns residuals, as well as mortgage servicing rights, in the normal course of business.

MORTGAGE BANKING ACTIVITIES AT OFS

OFS originates and purchases residential mortgage loans that generally fall into one of the following categories:

- Alternate A Loans (Alt-A). These are first lien mortgage loans made to borrowers whose credit is generally within typical Fannie Mae or Freddie Mac guidelines, but have loan characteristics that do not conform under those guidelines. From a credit risk standpoint, Alt-A borrowers present a profile comparable to that of conforming loan borrowers, but entail special underwriting considerations, such as a higher loan-to-value ratios or limited income verification. The most significant portion of the loans currently originated or purchased by OFS are Alt-A.

- Conventional Prime Mortgage Loans. These are high credit quality first-lien mortgage loans secured by single (one-to-four) family residences.

- Jumbo Prime Mortgage Loans. These are high credit quality first-lien mortgage loans secured by single (one-to-four) family residences that have loan balances above agency conforming loan size limits.

- Prime Home Equity Loans. These are high credit quality second-lien mortgage loans, including home equity lines of credit, secured by single (one-to-four) family residences.

- Government Prime Mortgage Loans. Such loans include conventional mortgage loans, insured by the Federal Housing Administration (FHA) or loans guaranteed by the Veterans Administration (VA). FHA and VA loans are referred to as government loans. Some of the loans qualify for inclusion in guaranteed mortgage securities backed by Fannie Mae or Freddie Mac (conforming loans).

- Subprime Mortgage Loans (Nonprime Mortgage Loans or Nonprime Lending). These are first and second lien mortgage loans secured by one-to-four family residences, made to individuals with credit profiles that do not qualify them for a prime loan. OFS has limited exposure to subprime loans. Approximately only 4.3% of OFS's 2006 production volume was subprime loans.

The following table summarizes OFS's loan production by business segment and by loan type for the year ended December 31, 2006:

(in thousands)

Product Type	Number of Loans		Aggregate Initial Principal Balance	Percent
Alt- A	15	$	4,275,606	67.8
Conventional Prime Mortgage Loans	3		633,808	10.1
Government Prime Mortgage Loans	1		201,624	3.2
Prime Home Equity Loans	7		433,703	6.9
Jumbo Prime Mortgage Loans and Other	2		488,113	7.7
Subprime	1		273,939	4.3
Total	29	$	6,306,793	100.0

Nearly all of the mortgage loans that OFS produces in this business segment are sold into the secondary mortgage market, either through pooling in the form of mortgage-backed securities or on a whole loan basis.

OFS originates mortgage loans on a national scale through four channels: retail, wholesale, conduit, and telemarketing. The following table summarizes loan production by channel for the year ended December 31, 2006:

(in thousands)

Channel	Number of Loans		Aggregate Initial Principal Balance	Percent
Retail	10	$	1,683,631	26.7
Wholesale	9		1,921,610	30.5
Conduit	9		2,449,648	38.8
Telemarketing	1		251,904	4.0
Total	29	$	6,306,793	100.0

- Retail Channel. The retail channel originates mortgage loans primarily through relationships with real estate agents and builders. As of December 31, 2006, this network consisted of 27 branch offices in 8 states.
- Wholesale Channel. The wholesale lending operation funds and helps originate mortgage loans through mortgage loan brokers and other financial intermediaries. As of December 31, 2006, OFS's wholesale lending division operated 6 branch offices in various parts of the country. This division services approximately 4,246 mortgage loan brokers nationwide.
- Conduit Channel. OFS's conduit operation purchases mortgage loans from other lenders, which include mortgage bankers, savings and loan associations, home builders, and credit unions. As of December 31, 2006, this division served approximately 203 approved lenders who are subject to initial and on-going credit evaluation and monitoring.
- Telemarketing Channel. The telemarketing channel originates mortgage loans directly from the consumer through the Internet and through joint venture call centers. This channel focuses on customer acquisition by generally providing mortgage customers with an efficient and convenient means to refinance their existing mortgage. As of December 31, 2006, the telemarketing channel consisted of one joint venture call center and one centralized processing center.

Seasonality

See Item 1A "Risk Factors—Risks related to OFS's profitability—The mortgage banking business is seasonal and OFS's operating results vary accordingly" for information regarding the seasonal nature of the mortgage banking business of OFS.

Credit and Interest Rate Risk

OFS offers an extensive array of products, each having specific underwriting guidelines and criteria based upon the risk associated with that product. The credit history requirements for a borrower applying for a sub-prime product are substantially different than those applying for a higher credit quality, prime loan program. OFS has a Credit Committee which is chaired by its Chief Credit Officer. The members of that committee include OFS's Secondary Market Manager, Product Development Manager, National Production Executive, Wholesale Production Manager, Conduit Credit Officer, and the Manager of Structured Finance. The committee is responsible for reviewing all products and guidelines to insure that the overall risk to OFS is consistent with corporate philosophy. In addition to a review of the guidelines, the execution strategy for the product (retain or sell) is determined. For those products which will be sold into the secondary market, the guidelines of the targeted investors are also considered and incorporated into the program.

Underwriting is done within the credit policies established by OFS's Chief Credit Officer. Underwriters are given lending authority, based upon their experience, and only after their work has been reviewed for a period of time. In addition to loan limits, lending authority is also established for specific product lines, such as government loans and sub-prime underwriting. On a monthly basis, the Chief Credit Officer's distributes a monthly report listing the approved lending authority limits. In addition, the limit is incorporated into OFS system, which is a validation edit performed by the loan origination system. The Chief Credit Officer re-evaluates the authority levels of all underwriting personnel on an on-going basis. All loans over $1 million must be reviewed by the Chief Credit Officer.

Exceptions to underwriting criteria are approved by authorized managers and are reviewed on a monthly basis. In addition, a separate Quality Assurance division within OFS reviews a minimum of 10% of all closed loans in order to insure compliance with the underwriting criteria. This review is in addition to the "loan level validation" which is performed within the OFS loan origination system.

For all products originated, the underwriting guidelines take into consideration, credit, collateral, capacity, and compliance.

- Credit. The length of credit history, prior mortgage delinquencies, public records, and credit scores.
- Collateral. The Quality A underwriting guidelines considers the property via the review of an appraisal. In some instances, the guidelines require both an initial and a review appraisal. Appraisal requirements are established based upon product risk, documentation type, occupancy, and loan-to-value ratios.
- Capacity. The underwriting guidelines consider the borrower's ability to repay the debt. OFS offers income verified, stated, and "no doc" programs. Limitations on debt to income ratios will be established based upon product risk, documentation type, occupancy, and loan-to-value ratios.
- Compliance. All loans must be in full compliance with federal, state, and investor regulatory regulations. OFS does not offer or approve any loans deemed to be high cost or predatory in nature.

Many products incorporate the use of third-party automated underwriting engines. In addition, OFS is developing a proprietary underwriting engine for OFS's "5-Star" product line (the proprietary product line which will render a credit decision consistent with the product guidelines promulgated by the Chief Credit Officer).

Securitizations and Sales

OFS typically sells substantially all the mortgage loans that it produces, either through pooling securitizations or on a whole loan basis. However, OFS does not always sell loans immediately after production. Instead, OFS may decide to sell certain loans in later periods as part of its overall management of interest rate risk. The timing of such sales can have a material impact on its results, particularly in the short-term. When OFS securitizes mortgage loans, it retains limited credit risk. This credit risk arises through representations and warranties that OFS makes as part of its securitization activities, as well as through retention of limited recourse for credit losses in the case of certain securitizations.

OFS typically bears interest rate risk from the time a loan application is taken through the sale of the loan. Thereafter, OFS continues to bear interest rate risk related to the interests retained in the loans sold, which are typically in the form of mortgage servicing rights and residual interests in securitizations.

Generally, originated as well as purchased mortgages are eventually sold in one of three ways.

- *Pooling.* Many loans can be pooled into agency or government securities which are then sold directly by OFS to securities firms or financial institutions. During the year ended December 31, 2006, OFS sold $901.0 million worth of loans as government or agency pools.
- *Whole Loan Sales.* OFS also sells bulk packages of unsecuritized loans. Occasionally, single loans or small groups of loans are sold directly to investors. During the year ended December 31, 2006, OFS sold $3,841.0 million worth of whole loans
- *Underwritten Securitizations.* The balance of OFS's loans are securitized using a Real Estate Mortgage Investment Conduit trust (a "REMIC"). The securities are usually sold and distributed through an underwriting syndicate – most typically a small consortium of securities firms. During the year ended December 31, 2006, OFS executed two securitizations collateralized by $1,426.0 million worth of loans.

There are on average 98 days between the time OFS commits to purchase a mortgage and the time OFS sells or securitizes mortgages, depending on certain factors, including the length of the purchase commitment period, volume by product type and the securitization process. REMICs are accounted for as sales transactions. REMIC securities generally consist of one or more classes of "regular interests" and a single class of "residual interest." The regular interests are tailored to the needs of investors and may be issued in multiple classes with varying maturities, average lives and interest rates. REMICs created by OFS are structured so that one or more of the classes of securities are rated investment grade by at least one nationally recognized rating agency. The ratings for the REMICs are based upon the perceived credit risk by the applicable rating agency of the underlying mortgages, the structure of the securities and the associated level of credit enhancement. Credit enhancement is designed to provide protection to the security holders in the event of borrower defaults and other losses, including those associated with fraud or reductions in the principal balances or interest rates on mortgages as required by law or a bankruptcy court.

When OFS sells mortgage loans as part of a securitization, it generally retains the rights to service the loans. Typically, this is called mortgage servicing rights ("MSRs"). The value of the MSRs are included as assets on the Company's balance sheet. OFS may also retain other financial interests when loans are securitized, often referred to as "residual interests." These residual interests are also included as assets on the Company's balance sheet.

The servicing of mortgage loans includes collecting loan payments, responding to customer inquiries, accounting for principal and interest dollar amounts, holding custodial (impound) funds for payment of property taxes and insurance premiums, counseling delinquent mortgagors, supervising foreclosures and property dispositions, and other administrative tasks as are required for the loan to function properly. OFS receives fees for performing these functions.

Included in Opteum's acquisition of OFS were residual interests on prior securitizations issued by OFS. Prior to being named Opteum Financial Services, LLC, OFS was named Home Star Mortgage Services, LLC and issued securities through its subsidiary Home Star Mortgage Acceptance Corporation (HMAC). Today, OFS issues securities through its subsidiary Opteum Mortgage Acceptance Corporation ("OMAC").

The following table summarizes the value of OFS's residual interests in securitizations as of December 31, 2006, and 2005.

(in thousands)

Series	Issue Date	December 31, 2006	December 31, 2005
HMAC 2004-1	March 4, 2004	$ 2,948	$ 5,096
HMAC 2004-2	May 10, 2004	1,939	3,240
HMAC 2004-3	June 30, 2004	362	1,056
HMAC 2004-4	August 16, 2004	1,544	3,749
HMAC 2004-5	September 28, 2004	4,545	6,178
HMAC 2004-6	November 17, 2004	9,723	14,321
OMAC 2005-1	January 31, 2005	13,331	14,721
OMAC 2005-2	April 5, 2005	14,259	11,302
OMAC 2005-3	June 17, 2005	16,091	14,656
OMAC 2005-4	August 25, 2005	12,491	12,552
OMAC 2005-5	November 23, 2005	8,916	11,140
OMAC 2006-1	March 23, 2006	13,219	-
OMAC 2006-2	June 26, 2006	4,831	-
Total		$ 104,199	$ 98,011

Key economic assumptions used in measuring the fair value of retained interests at the date of securitization resulting from securitizations completed during 2006 and 2005 were as follows:

	2006	2005
Prepayment speeds (CPR)	36.25%	28.65%
Weighted-average-life	4.18	2.83
Expected credit losses	0.74%	1.07%
Discount rates	16.81%	14.90%
Interest rates	Forward LIBOR Yield curve	Forward LIBOR Yield curve

Loan Servicing

Loan servicing consists of customer service operations, remittance processing, collections and loss mitigation, institution and maintenance of foreclosure and bankruptcy proceedings, accounting and other services. OFS subcontracts a substantial portion of its servicing obligations to independent third parties pursuant to sub-servicing agreements. The servicing, although subcontracted, is generally done under the OFS name and as such is transparent to the consumer. It is cost efficient for OFS to use third-party sub-servicers. Additionally, some rating agencies required third-party sub-servicers in order to achieve higher assigned bond ratings on OFS's securitizations. Currently, OFS continually monitors the performance of servicers or sub-servicers through performance reviews and regular site visits. Servicing fees are charged on the declining principal balances of loans serviced and generally are 0.25% per annum for fixed rate mortgages, 0.375% per annum for adjustable rate mortgages, 0.50% per annum for lower credit quality mortgages and 0.50% per annum for properties secured by second liens. As of December 31, 2006, OFS subcontracted out 41,659 loans with a principal value of $9,392 million.

Related Services

OFS performs several loan servicing functions that similar loan servicers typically outsource to third parties. OFS believes the integration of these functions gives OFS a competitive advantage by lowering overall servicing costs and enabling OFS to provide a high level of service to the Company's mortgage customers and mortgage investors. OFS's integrated services include property tax payment processing, acting as a foreclosure trustee, performing property inspections and insurance tracking and premium payment processing.

The following table sets forth certain information regarding the OFS loan servicing portfolio.

(in thousands)

Servicing Portfolio by Category as of December 31, 2006

		Principal Outstanding	# of Loans	Average Age in Months
Prime Agencies (FNMA, FHLMC)	$	2,939,596	14	11
Government Agencies (GNMA)		748,599	6	24
Private Label Securitizations		5,704,642	22	18
Total	$	9,392,837	42	17

POLICIES WITH RESPECT TO CERTAIN OTHER ACTIVITIES

If the Company's Board of Directors determines that additional funding is required, the Company may raise such funds through additional offerings of equity or debt securities or the retention of cash flow (subject to provisions in the Code concerning distribution requirements and the taxability of undistributed net taxable income) or a combination of these methods. In the event that the Board of Directors determines to raise additional equity capital, it has the authority, without stockholder approval, to issue additional common stock or preferred stock in any manner and on such terms and for such consideration as it deems appropriate, at any time.

The Company has authority to offer Class A Common.Stock or other equity or debt securities in exchange for property and to repurchase or otherwise reacquire shares and may engage in such activities in the future.

Subject to gross income and asset tests necessary for REIT qualification, the Company may invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers, including for the purpose of exercising control over such entities.

The Company may engage in the purchase and sale of investments. It does not underwrite the securities of other issuers.

The Company's Board of Directors may change any of these policies without prior notice to its stockholders and without the approval of its stockholders.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material federal income tax considerations regarding Opteum's qualification and taxation as a REIT. The information in this summary is based on the Code, current, temporary and proposed Treasury regulations promulgated under the Code, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue service (the "IRS") and court decisions, all as of the date hereof. The administrative interpretations and practices of the IRS upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the IRS, except with respect to the taxpayers who requested and received such rulings. No assurance can be given that future legislation, Treasury regulations, administrative interpretations and practices and court decisions will not significantly change current law, or adversely affect existing interpretations of existing law, on which the information in this summary is based. Even if there is no change in applicable law, no assurance can be provided that the statements made in the following summary will not be challenged by the IRS or will be sustained by a court if so challenged, and Opteum will not seek a ruling with respect to any part of the information discussed in this summary. This summary is qualified in its entirety by the applicable provisions of the Code, Treasury regulations, and administrative and judicial interpretations of the Code.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES TO THEM OF ACQUIRING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK AND THE POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

General

Opteum has elected to be taxed as a REIT under the Code commencing with its initial taxable period ended December 31, 2003. Opteum believes that it has been organized and operated, and intends to continue to be organized and to operate, in a manner so as to qualify as a REIT. However, no assurance can be given that Opteum in fact qualifies or will remain qualified as a REIT.

Opteum's qualification and taxation as a REIT depends on its ability to meet, through actual annual operating results, income and asset requirements, distribution levels, diversity of stock ownership, and the various other qualification tests imposed under the Code discussed below. While Opteum intends to operate so that it qualifies as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in Opteum's circumstances or in the law, no assurance can be given that Opteum's actual results for any particular taxable year will satisfy these requirements. In addition, qualification as a REIT may depend on future transactions and events that cannot be known at this time.

So long as Opteum qualifies for taxation as a REIT, Opteum generally will be permitted an income tax deduction for qualifying dividends that Opteum distributes to its stockholders. As a result, Opteum generally will not be required to pay federal income taxes on its net taxable income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" that ordinarily results from investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when this income is distributed. Under current law, dividends received by non-corporate U.S. stockholders through 2010 from certain U.S. corporations and qualified foreign corporations generally are eligible for taxation at the rates applicable to long-term capital gains (a maximum of 15%). This substantially reduces, but does not completely eliminate, the double taxation that has historically applied to corporate dividends. With limited exceptions, however, dividends paid by Opteum or other entities that are taxed as REITs are not eligible for the reduced rates on dividends, and will continue to be taxed at rates applicable to ordinary income, which will be as high as 35% through 2010.

Even as a REIT, however, Opteum will be subject to federal taxation, as follows:

- Opteum will be required to pay tax at regular corporate rates on any undistributed net taxable income, including undistributed net capital gain.

- Opteum may be subject to the "alternative minimum tax" on its items of tax preference, if any.

- If Opteum has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, Opteum will be required to pay tax at the highest corporate rate on this income. Foreclosure property is generally defined as property acquired through foreclosure or after a default on a loan secured by the property or on a lease of the property.

- Opteum will be required to pay a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, sales or other taxable dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction.

- If Opteum fails to satisfy the 75% gross income test or the 95% gross income test discussed below, but nonetheless maintains its qualification as a REIT because certain other requirements are met, Opteum will be subject to a 100% tax on an amount equal to the greater of (i) the amount by which Opteum fails the 75% gross income test and (ii) the amount by which Opteum fails the 95% gross income test, multiplied by a fraction intended to reflect its profitability.

- Commencing with Opteum's taxable year beginning on January 1, 2005, if due to reasonable cause Opteum fails to satisfy any of the REIT asset tests, as described below, by more than a *de minimis* amount, and Opteum nonetheless maintains its REIT qualification because of specified cure provisions, Opteum will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net taxable income generated by the nonqualifying assets.

- Commencing with Opteum's taxable year beginning on January 1, 2005, if Opteum fails to satisfy any provision of the Code that would result in its failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests described below) and the violation is due to reasonable cause, Opteum may retain its REIT qualification but Opteum will be required to pay a penalty of $50,000 for each such failure.

- Opteum will be required to pay a 4% excise tax on the excess of the required distribution over the amounts actually distributed if Opteum fails to distribute during each calendar year at least the sum of (i) 85% of its ordinary net taxable income for the year; (ii) 95% of its capital gain net income for the year; and (iii) any undistributed taxable income from prior periods. This distribution requirement is in addition to, and different from, the distribution requirements discussed below.

- If Opteum acquires any asset from a corporation which is or has been taxed as a C corporation under the Code in a transaction in which the basis of the asset in Opteum's hands is determined by reference to the basis of the asset in the hands of the C corporation, and Opteum subsequently recognizes gain on the disposition of the asset during the 10-year period beginning on the date that Opteum acquired the asset, then Opteum will be required to pay tax at the highest regular corporate tax rate on this gain to the extent of the excess of (i) the fair market value of the asset, over (ii) Opteum's adjusted basis in the asset, in each case determined as of the date on which Opteum acquired the asset. The results described in this paragraph with respect to the recognition of gain will apply unless an election under Treasury regulation Section 1.337(d)-7(c) is made to cause the C corporation to recognize all of the gain inherent in the property at the time of acquisition of the asset.

- Opteum will generally be subject to tax on the portion of any excess inclusion income derived from an investment in residual interests in REMICs to the extent its stock is held by specified tax-exempt organizations not subject to tax on unrelated business taxable income.

- Opteum could be subject to a 100% excise tax if its dealings with any of its taxable REIT subsidiaries are not at arm's length.

In addition, OFS has elected to be treated as a taxable REIT subsidiary, which is an entity that is subject to federal, state, and local income taxation. OFS's ability to deduct interest paid or accrued to Opteum for federal, state and local tax purposes is also subject to certain limitations.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(i) that is managed by one or more trustees or directors;

(ii) that issues transferable shares or transferable certificates to evidence beneficial ownership;

(iii) that would be taxable as a domestic corporation but for Sections 856 through 859 of the Code;

(iv) that is not a financial institution or an insurance company within the meaning of the Code;

(v) that is beneficially owned by 100 or more persons;

(vi) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals (as defined in the Code to include certain entities), during the last half of each taxable year (the "5/50 Rule"); and

(vii) that meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Code provides that all of the first four conditions stated above must be met during the entire taxable year and that the fifth condition must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. The fifth and sixth conditions do not apply until after the first taxable year for which an election is made to be taxed as a REIT.

Opteum's charter provides for restrictions regarding ownership and transfer of its stock. These restrictions are intended to assist Opteum in satisfying the share ownership requirements described in the fifth and sixth conditions above. These restrictions, however, may not ensure that Opteum will, in all cases, be able to satisfy the stock ownership rules. If Opteum fails to satisfy any of these stock ownership rules, and no other relief provisions apply, its qualification as a REIT may terminate. If, however, Opteum complied with the rules contained in the applicable Treasury regulations that require a REIT to determine the actual ownership of its stock and Opteum does not know, or would not have known through the exercise of reasonable diligence, that Opteum failed to meet the requirement of the 5/50 Rule, Opteum would not be disqualified as a REIT.

To monitor its compliance with the stock ownership tests, Opteum is required to maintain records regarding the actual ownership of its shares of stock. To do so, Opteum is required to demand written statements each year from the record holders of certain percentages of its shares of stock in which the record holders are to disclose the actual owners of the shares (*i.e.*, the persons required to include Opteum's dividends in gross income). A list of those persons failing or refusing to comply with this demand must be maintained as part of Opteum's records. A record holder who fails or refuses to comply with the demand must submit a statement with its tax return disclosing the actual ownership of the shares of stock and certain other information.

In addition, a corporation generally may not elect to become a REIT unless its taxable year is the calendar year. Opteum's taxable year is the calendar year.

Tax Effect of Subsidiaries

Opteum owns 92.5% of the stock of OFS. Opteum has made an election to treat OFS as a taxable REIT subsidiary. A taxable REIT subsidiary may earn income that would be nonqualifying income if earned directly by a REIT and is generally subject to full corporate level tax. A REIT may own up to 100% of all outstanding stock of a taxable REIT subsidiary. However, no more than 20% of a REIT's assets may consist of the securities of taxable REIT subsidiaries. Any dividends that a REIT receives from a taxable REIT subsidiary will generally be eligible to be taxed at the preferential rates applicable to qualified dividend income and, for purposes of REIT gross income tests, will be qualifying income for purposes of the 95% gross income test but not the 75% gross income test. Certain restrictions imposed on taxable REIT subsidiaries are intended to ensure that such entities will be subject to appropriate levels of federal income taxation. First, a taxable REIT subsidiary may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the taxable REIT subsidiary's adjusted taxable income for that year (although the taxable REIT subsidiary may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year). Additionally, if a taxable REIT subsidiary pays interest, rent or another amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm's length transaction, an excise tax equal to 100% of such excess will be imposed.

An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. If Opteum owns 100% of the interests of such an entity, Opteum will be treated as owning its assets and receiving its income directly. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its proportionate share of the gross income of the partnership, based on its percentage of capital interests, for the purposes of the applicable REIT qualification tests. Commencing with Opteum's taxable year beginning on January 1, 2005, solely for purposes of the 10% value test described below, the determination of a REIT's interest in partnership assets will be based on the REIT's proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. Thus, Opteum's proportionate share of the assets, liabilities and items of income of any partnership, joint venture or limited liability company that is treated as a partnership for federal income tax purposes in which Opteum acquires an interest directly or indirectly will be treated as Opteum's assets and gross income for purposes of applying the various REIT qualification requirements.

Income Tests

Opteum must satisfy two gross income requirements annually to maintain its qualification as a REIT. First, Opteum must derive at least 75% of its gross income, excluding gross income from prohibited transactions, from specified real estate sources, including rental income, interest on obligations secured by mortgages on real property or on interests in real property, dividends or other distributions on, and gain from the sale of, stock in other REITs, gain from the disposition of "real estate assets" (*i.e.*, interests in real property, mortgages secured by real property or interests in real property, and some other assets) and income from certain types of temporary investments. Second, Opteum must derive at least 95% of its gross income, excluding gross income from prohibited transactions and qualifying hedges entered into after December 31, 2004, from the sources of income that satisfy the 75% gross income test described above, and dividends, interest and gain from the sale or disposition of stock or securities, and qualifying interest rate swap and cap agreements, options, futures and forward contracts entered into before January 1, 2005 to hedge debt incurred to acquire and own real estate assets.

For these purposes, interest earned by a REIT ordinarily does not include any interest if the determination of all or some of the amount of interest depends on the income or profits of any person. An amount will generally not be excluded from the term "interest," however, solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Any amount includible in Opteum's gross income with respect to a regular or residual interest in a REMIC generally is treated as interest on an obligation secured by a mortgage on real property. If, however, less than 95% of the assets of a REMIC consists of real estate assets (determined as if Opteum held such assets), Opteum will be treated as receiving directly its proportionate share of the income of the REMIC. In addition, if Opteum receives interest income with respect to a mortgage loan that is secured by both real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date Opteum became committed to make or purchase the mortgage loan, a portion of the interest income, equal to (i) such highest principal amount minus such value, divided by (ii) such highest principal amount, generally will not be qualifying income for purposes of the 75% gross income test. Interest income received with respect to non-REMIC pay-through bonds and pass-through debt instruments, such as collateralized mortgage obligations or CMOs, however, generally will not be qualifying income for purposes of the 75% gross income test.

Opteum inevitably may have some gross income from sources that will not be qualifying income for purposes of one or both of the gross income tests. However, Opteum intends to maintain its qualification as a REIT by monitoring and limiting any such non-qualifying income.

If Opteum fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, Opteum may nevertheless, qualify as a REIT for such taxable year if Opteum is entitled to relief under applicable provisions of the Code. Generally, Opteum may be entitled to relief if:

- its failure to meet these tests was due to reasonable cause and not due to willful neglect
- Opteum attaches a schedule of the sources of its income to its federal income tax return and
- any incorrect information on the schedule was not due to fraud with intent to evade tax.

Commencing with Opteum's taxable year beginning on January 1, 2005, in order to maintain its qualification as a REIT, if Opteum fails to satisfy the 75% or 95% gross income test, such failure must be due to reasonable cause and not due to willful neglect, and, following its identification of such failure for any taxable year, Opteum must set forth a description of each item of its gross income that satisfies the REIT gross income tests in a schedule for the taxable year filed in accordance with regulations prescribed by the Treasury.

If Opteum is entitled to avail itself of the relief provisions, Opteum will maintain its qualification as a REIT but will be subject to certain taxes as described above. Opteum may not, however, be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions do not apply to a particular set of circumstances, Opteum will not qualify as a REIT. Opteum may not always be able to maintain compliance with the gross income tests for REIT qualification despite monitoring its income.

Foreclosure Property

Net income realized by Opteum from foreclosure property is generally subject to tax at the maximum federal corporate tax rate (currently at 35%). Foreclosure property is real property and related personal property that is acquired through foreclosure following a default on a lease of such property or indebtedness secured by such property and for which an election is made to treat the property as foreclosure property.

Prohibited Transaction Income

Any gain realized by Opteum on the sale of any asset other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of a trade or business, will be prohibited transaction income and subject to a 100% excise tax. Prohibited transaction income may also adversely affect Opteum's ability to satisfy the gross income test for qualification as a REIT. Whether an asset is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all facts and circumstances surrounding the particular transaction. While the Code provides a safe harbor which, if met, would cause a sale of an asset to not be treated as a prohibited transaction, Opteum may not be able to meet the requirements of the safe harbor in all circumstances. Any sales of assets made through a taxable REIT subsidiary, such as OFS, will not be subject to the prohibited transaction tax but will be subject to regular corporate income taxation.

Asset Tests

At the close of each quarter of its taxable year, Opteum must satisfy four tests relating to the nature and diversification of its assets. First, at least 75% of the value of its total assets must be represented by real estate assets, cash, cash items and government securities. Second, not more than 25% of its total assets may be represented by securities, other than those securities included in the 75% asset test. Third, the value of the securities Opteum owns in any taxable REIT subsidiaries, in the aggregate, may not exceed 20% of the value of its total assets. Fourth, of the investments included in the 25% asset class, the value of any one issuer's securities may not exceed 5% of the value of Opteum's total assets and Opteum generally may not own more than 10% by vote or value of any one issuer's outstanding securities, in each case except with respect to securities of qualified REIT subsidiaries or taxable REIT subsidiaries and in the case of the 10% value test except with respect to "straight debt" having specified characteristics and other excluded securities, as described in the Code, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (i) Opteum's interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (ii) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership's gross income is derived from sources that would qualify for the 75% gross income test, and (iii) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of Opteum's interest as a partner in the partnership.

Qualified real estate assets include interests in mortgages on real property to the extent the principal balance of a mortgage does not exceed the fair market value of the associated real property, regular or residual interests in a REMIC (except that, if less than 95% of the assets of a REMIC consist of "real estate assets" (determined as if Opteum held such assets), Opteum will be treated as holding directly its proportionate share of the assets of such REMIC), and shares of other REITs. Non-REMIC CMOs, however, generally do not qualify as qualified real estate assets for this purpose.

Opteum believes that all or substantially all of the mortgage related securities that Opteum owns are and will be qualifying assets for purposes of the 75% asset test. However, to the extent that Opteum owns non-REMIC CMOs or other debt instruments secured by mortgage loans (rather than by real property) or debt securities issued by C corporations that are not secured by mortgages on real property, those securities may not be qualifying assets for purposes of the 75% asset test. Opteum will monitor the status of its assets for purposes of the various asset tests and will seek to manage its portfolio to comply at all times with such tests.

After initially meeting the asset tests at the close of any quarter, Opteum will not lose its qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If Opteum fails to satisfy the asset tests because Opteum acquires securities during a quarter, Opteum can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. Commencing with its taxable year beginning on January 1, 2005, if Opteum fails to meet the 5% or 10% asset tests, after the 30 day cure period, Opteum may dispose of sufficient assets (generally within six months after the last day of the quarter in which Opteum's identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed a *de minimis* amount equal to the lesser of 1% of its assets at the end of the relevant quarter or $10,000,000. For violations of any of the REIT asset tests that are due to reasonable cause and that are larger than the *de minimis* amount described above, Opteum may avoid disqualification as a REIT after the 30 day cure period by taking steps including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which Opteum's identification of the failure to satisfy the REIT asset test occurred) and paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets; provided that Opteum files a schedule for such quarter describing each asset that causes it to fail to satisfy the asset test in accordance with regulations prescribed by the Treasury.

Annual Dividend Distribution Requirements

To maintain its qualification as a REIT, Opteum is required to distribute dividends, other than capital gain dividends, to its stockholders in an amount at least equal to the sum of: (i) 90% of its REIT taxable income, and (ii) 90% of its after-tax net income, if any, from foreclosure property, less (iii) the excess of the sum of certain items of its non-cash income items over 5% of its REIT taxable income. In general, for this purpose, Opteum's REIT taxable income is ordinary net taxable income computed without regard to the dividends paid deduction and net capital gain.

Only distributions that qualify for the "dividends paid deduction" available to REITs under the Code are counted in determining whether the distribution requirements are satisfied. Opteum must make these distributions in the taxable year to which they relate, or in the following taxable year, if they are declared before Opteum timely files its tax return for that year, paid on or before the first regular dividend payment following the declaration and Opteum elects on its tax return to have a specified dollar amount of such distributions treated as if paid in the prior year. For these and other purposes, dividends declared by Opteum in October, November or December of one taxable year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by Opteum and received by the stockholder during such taxable year, provided that the dividend is actually paid by Opteum by January 31 of the following taxable year.

In addition, dividends distributed by Opteum must not be preferential. If a dividend is preferential, it will not qualify for the dividends paid deduction. To avoid being preferential, every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated other than according to its dividend rights as a class.

To the extent that Opteum does not distribute all of its net capital gain, or Opteum distributes at least 90%, but less than 100%, of its REIT taxable income, Opteum will be required to pay tax on this undistributed income at regular ordinary and capital gain corporate tax rates. Furthermore, if Opteum fails to distribute during each calendar year (or, in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of the January immediately following such year) at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, Opteum will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. Opteum intends to make timely distributions sufficient to satisfy the annual distribution requirements.

Because Opteum may deduct capital losses only to the extent of its capital gains, Opteum may have taxable net income that exceeds its economic income. In addition, Opteum will recognize taxable net income in advance of the related cash flow if any of its subordinated mortgage related securities are deemed to have original issue discount. For federal income tax purposes, Opteum generally must accrue original issue discount based on a constant yield method that takes into account projected prepayments. As a result of the foregoing, Opteum may have less cash than is necessary to distribute all of its taxable net income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, Opteum may need to borrow funds or issue additional common or preferred stock.

Under certain circumstances, Opteum may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to its stockholders in a later year, which may be included in Opteum's deduction for dividends paid for the earlier year. Although Opteum may be able to avoid being taxed on amounts distributed as deficiency dividends, Opteum will be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.

Excess Inclusion Income

If Opteum acquires a residual interest in a REMIC, Opteum may realize excess inclusion income. In addition, if Opteum is deemed to have issued debt obligations having two or more maturities, the payments on which correspond to payments on mortgage loans owned by it, such arrangement will be treated as a taxable mortgage pool for federal income tax purposes. If all or a portion of Opteum is treated as a taxable mortgage pool, its qualification as a REIT generally should not be impaired. However, a portion of Opteum's taxable net income derived from such a taxable mortgage pool could be characterized as excess inclusion income. Excess inclusion income is an amount, with respect to any calendar quarter, equal to the excess, if any, of (i) income allocable to the holder of a residual interest in a REMIC or a taxable mortgage pool interest over (ii) the sum of an amount for each day in the calendar quarter equal to the product of (a) the adjusted issue price at the beginning of the quarter multiplied by (b) 120% of the long-term federal rate (determined on the basis of compounding at the close of each calendar quarter and properly adjusted for the length of such quarter). Opteum's excess inclusion income, if any, would be subject to the distribution requirements applicable to REITs, notwithstanding that Opteum may not receive current cash in respect of such amounts. Recently issued IRS guidance indicates that any excess inclusion income recognized by Opteum is to be allocated among its stockholders in proportion to Opteum's dividends paid. A stockholder's share of any excess inclusion income could not be offset by the stockholder's net operating losses, would be subject to tax as unrelated business taxable income to a tax-exempt holder, and would be subject to federal income tax withholding (without reduction pursuant to any otherwise applicable income tax treaty) with respect to amounts allocable to non-U.S. stockholders. In addition, to the extent Opteum's stock is held in record name by tax-exempt entities that are not subject to unrelated business income tax, or "disqualified organizations," Opteum would be taxable on its excess inclusion income allocated to such stockholders at the highest corporate tax rate (currently 35%). Moreover, although the law is not entirely clear, the IRS has taken the position that, to the extent Opteum's stock owned by disqualified organizations is held in street name by a broker/dealer or other nominee, the broker/dealer or nominee would be liable for a tax at the highest corporate income tax rate on Opteum's excess inclusion income, if any, allocable to such disqualified organization. Although Opteum does not currently generate excess inclusion income, it is possible that Opteum may generate excess inclusion income in future periods.

Hedging Transactions

From time to time the Company may enter into hedging transactions with respect to one or more of its assets or liabilities. The Company's hedging transactions could take a variety of forms, including interest rate cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. The Company may enter into other hedging transactions, including rate locks and guaranteed financial contracts. To the extent that the Company enters into an interest rate swap or cap contract, option, futures contract, forward rate agreement, or any similar financial instrument prior to January 1, 2005 to reduce its interest rate risk on indebtedness incurred to acquire or carry real estate assets, any payment under or gain from the disposition of hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent the Company hedges with other types of financial instruments or for other purposes prior to January 1, 2005, any payment under or gain from such transactions would not be qualifying income for purposes of the 95% or 75% gross income tests. Commencing with the Company's taxable year beginning on January 1, 2005, except to the extent provided by Treasury regulations, any income from a hedging transaction entered into after December 31, 2004 to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, by the Company, which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 95% gross income test, to the extent that the transaction hedges any indebtedness incurred or to be incurred by the Company to acquire or carry real estate assets. Opteum will monitor the income generated by any such transactions in order to ensure that such gross income, together with any other nonqualifying income received by it, will not cause it to fail to satisfy the 95% or 75% gross income tests.

Failure to Qualify as a REIT

If Opteum fails to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Code do not apply, Opteum will be required to pay taxes, including any applicable alternative minimum tax, on its taxable income in that taxable year and all subsequent taxable years at regular corporate rates. Distributions to its stockholders in any year in which Opteum fails to qualify as a REIT will not be deductible by it and Opteum will not be required to distribute any amounts to its stockholders. As a result, Opteum anticipates that its failure to qualify as a REIT would reduce the cash available for distribution to its stockholders. In addition, if Opteum fails to qualify as a REIT, all distributions to its stockholders will be taxable as dividends from a C corporation to the extent of its current and accumulated earnings and profits, and U.S. individual stockholders may be taxable at preferential rates on such dividends, and U.S. corporate stockholders may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, Opteum would also be disqualified from taxation as a REIT for the four taxable years following the year in which Opteum loses its qualification. Commencing with its taxable year beginning on January 1, 2005, specified cure provisions may be available to Opteum in the event Opteum violates a provision of the Code that would result in its failure to qualify as a REIT. Opteum would be provided additional relief in the event that it violates a provision of the Code that would result in its failure to qualify as a REIT (other than violations of the REIT gross income or asset tests, as described above, for which other specified cure provisions are available) if (i) the violation is due to reasonable cause, and (ii) Opteum pays a penalty of $50,000 for each failure to satisfy the provision.

State, Local and Foreign Taxation

Opteum may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which Opteum transacts business or makes investments, and Opteum's stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Opteum's state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. OFS has elected to be treated as a taxable REIT subsidiary, which is an entity that is subject to federal, state and local income taxation. In addition, the ability of OFS to deduct interest paid or accrued to Opteum for federal, state and local tax purposes is subject to certain limitations.

Possible Legislative or Other Action Affecting REITs

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in federal tax laws and interpretations thereof could affect the tax consequences of an investment in the Company.

COMPETITION

Competition at Opteum

When Opteum invests in mortgage related securities and other investment assets, it competes with a variety of institutional investors, including other REITs, insurance companies, mutual funds, pension funds, investment banking firms, banks and other financial institutions that invest in the same types of assets. Many of these investors have greater financial resources and access to lower costs of capital than Opteum does. The existence of these competitive entities, as well as the possibility of additional entities forming in the future, may increase the competition for the acquisition of mortgage related securities, resulting in higher prices and lower yields on assets.

Competition at OFS

OFS faces intense competition, primarily from commercial banks, savings and loans, and other independent mortgage lenders, including internet-based lending companies and other mortgage REITs. Competitors with lower costs of capital have a competitive advantage over OFS. In addition, establishing a mortgage lending operation such as OFS's requires a relatively small commitment of capital and human resources, which permits new competitors to enter the markets quickly and to effectively compete with OFS. Furthermore, national banks, thrifts and their operating subsidiaries are generally exempt from complying with many of the state and local laws that affect the Company's operations, such as the prohibition on prepayment penalties. Thus, they may be able to provide more competitive pricing and terms than OFS can offer. As mortgage products are offered more widely through alternative distribution channels, such as the internet, OFS may be required to make significant changes to its current wholesale, conduit and retail structures and information systems to compete effectively.

EMPLOYEES

As of December 31, 2006, Opteum had 14 full-time employees and OFS had 878 full time and 9 part-time employees.

AVAILABLE INFORMATION

The Internet address of the Company's corporate website is http://www.opteum.com. The Company provides copies of its periodic reports (on Forms 10-K and 10-Q) and current reports (on Form 8-K), as well as the beneficial ownership reports filed by its directors, executive officers and 10% stockholders (on Forms 3, 4 and 5) available free of charge through its website as soon as reasonably practicable after they are filed electronically with the Securities and Exchange Commission (the "Commission"). The Company may from time to time provide important disclosures to investors by posting them in the investor relations section of its website, as allowed by securities rules.

The Company's filings with the Commission may be read and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet website at http://www.sec.gov that contains the Company's reports, proxy information statements and other information regarding the Company that it will file electronically with the Commission.

ITEM 1A. RISK FACTORS.

RISKS RELATED TO OPTEUM'S MBS PORTFOLIO

Interest rate mismatches between Opteum's adjustable-rate securities and its borrowings used to fund purchases of the mortgage-related securities may reduce net income or result in a loss during periods of changing interest rates.

As of December 31, 2006, 75.0% of the fair value of the MBS in Opteum's portfolio was adjustable rate MBS and 2.7% were hybrid adjustable rate MBS, and these percentages may increase as Opteum modifies the mix of securities in the portfolio. This means that the interest rates of the securities may vary over time based on changes in a short-term interest rate index; of which there are many. Opteum finances its acquisitions of adjustable-rate securities in part with borrowings that have interest rates based on indices and repricing terms similar to, but perhaps with shorter maturities than, the interest rate indices and repricing terms of the adjustable-rate securities. Short-term interest rates are ordinarily lower than longer-term interest rates. During periods of changing interest rates, this interest rate mismatch between Opteum's assets and liabilities could reduce or eliminate net income and dividend yield and could cause Opteum to suffer a loss. In particular, in a period of rising interest rates, Opteum could experience a decrease in, or elimination of, net income or a net loss because the interest rates on Opteum's borrowings adjust faster than the interest rates on the adjustable-rate securities.

Interest rate fluctuations will also cause variances in the yield curve, which may reduce Opteum's net income. The relationship between short-term and longer-term interest rates is often referred to as the "yield curve." If short-term interest rates rise disproportionately relative to longer-term interest rates (a flattening of the yield curve), Opteum's borrowing costs may increase more rapidly than the interest income earned on assets. Because Opteum's assets may bear interest based on longer-term rates than its borrowings, a flattening of the yield curve would tend to decrease net income and the market value of mortgage loan assets. Additionally, to the extent cash flows from investments that return scheduled and unscheduled principal are reinvested in mortgage loans, the spread between the yields of the new investments and available borrowing rates may decline, which would likely decrease Opteum's net income. It is also possible that short-term interest rates may exceed longer-term interest rates (a yield curve inversion), in which event Opteum's borrowing costs may exceed its interest income and it could incur operating losses.

Currently the Company's weighted average borrowing cost exceeds the weighted average yield on the MBS in its portfolio. Management expects this negative net interest margin to be extinguished by the third quarter of 2007. In the event this fails to occur, the Company may reposition the portfolio of MBS so as to restore a positive net interest margin. Such actions could result in losses being recorded upon sale and thus permanently impairing stockholder's equity.

A significant portion of Opteum's portfolio consists of fixed-rate MBS, which may cause Opteum to experience reduced net income or a loss during periods of rising interest rates.

As of December 31, 2006, 22.3% of the fair value of MBS in Opteum's portfolio consisted of fixed-rate and balloon maturity MBS. Because the interest rate on a fixed-rate mortgage never changes, over time there can be a divergence between the interest rate on the loan and the current market interest rates. Opteum funds its acquisition of fixed-rate MBS with short-term repurchase agreements and term loans. During periods of rising interest rates, Opteum's costs associated with borrowings used to fund the acquisition of fixed-rate assets are subject to increases while the income it earns from these assets remains substantially fixed. This would reduce and could eliminate the net interest spread between the fixed-rate MBS that Opteum purchases and the borrowings used to purchase them, which would reduce net interest income and could cause Opteum to suffer a loss.

Increased levels of prepayments on the mortgages underlying Opteum's mortgage-related securities might decrease net interest income or result in a net loss.

Pools of mortgage loans underlie the mortgage-related securities that Opteum acquires. Opteum generally receives payments that are made on these underlying mortgage loans. When Opteum acquires mortgage-related securities, it anticipates that the underlying mortgages will prepay at a projected rate generating an expected yield. When borrowers prepay their mortgage loans faster than expected it results in corresponding prepayments on the mortgage-related securities that are faster than expected. Faster-than-expected prepayments could potentially harm the results of Opteum's operations in various ways, including the following:

- Opteum seeks to purchase some mortgage-related securities that have a higher interest rate than the market interest rate at the time. In exchange for this higher interest rate, Opteum will be required to pay a premium over the market value to acquire the security. In accordance with applicable accounting rules, Opteum will be required to amortize this premium over the term of the mortgage-related security. If the mortgage-related security is prepaid in whole or in part prior to its maturity date, however, Opteum must expense any unamortized premium that remained at the time of the prepayment.

- A portion of Opteum's adjustable-rate MBS may bear interest at rates that are lower than their fully indexed rates, which are equivalent to the applicable index rate plus a margin. If an adjustable-rate mortgage-backed security is prepaid prior to or soon after the time of adjustment to a fully-indexed rate, Opteum will have held that mortgage-related security while it was less profitable and lost the opportunity to receive interest at the fully indexed rate over the remainder of its expected life.

- If Opteum is unable to acquire new mortgage-related securities to replace the prepaid mortgage-related securities, Opteum's financial condition, results of operations and cash flow may suffer and it could incur losses.

Prepayment rates generally increase when interest rates fall and decrease when interest rates rise, but changes in prepayment rates are difficult to predict. Prepayment rates also may be affected by other factors, including, without limitation, conditions in the housing and financial markets, general economic conditions and the relative interest rates on adjustable-rate and fixed-rate mortgage loans. While Opteum seeks to minimize prepayment risk, it must balance prepayment risk against other risks and the potential returns of each investment when selecting investments. No strategy can completely insulate the Company from prepayment or other such risks.

Opteum may incur increased borrowing costs related to repurchase agreements that would harm Opteum's results of operations.

Opteum's borrowing costs under repurchase agreements are generally adjustable and correspond to short-term interest rates, such as LIBOR or a short-term Treasury index, plus or minus a margin. The margins on these borrowings over or under short-term interest rates may vary depending upon a number of factors, including, without limitation:

- the movement of interest rates;

- the availability of financing in the market; and

- the value and liquidity of Opteum's mortgage-related securities.

Most of the Opteum's borrowings are collateralized borrowings in the form of repurchase agreements. If the interest rates on these repurchase agreements increase, Opteum's results of operations will be harmed and it may incur losses.

Interest rate caps on Opteum's adjustable-rate MBS may reduce its income or cause it to suffer a loss during periods of rising interest rates.

Adjustable-rate MBS are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through the maturity of a mortgage-backed security. Opteum's borrowings typically are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, the interest rates paid on Opteum's borrowings could increase without limitation while caps could limit the interest rates on its adjustable-rate MBS. This problem is magnified for adjustable-rate MBS that are not fully indexed. Further, some adjustable-rate MBS may be subject to periodic payment caps that result in a portion of the interest being deferred and added to the principal outstanding. As a result, the Company may receive less cash income on adjustable-rate MBS than it needs to pay interest on its related borrowings.

As of December 31, 2006, the adjustable-rate MBS in Opteum's portfolio were subject to a weighted average lifetime interest rate cap of 10.3% and a weighted average periodic interest rate cap of 1.8% and the hybrid adjustable-rate MBS in Opteum's portfolio were subject to a weighted average lifetime interest rate cap of 10.3% and a weighted average periodic interest rate cap of 2.0%. Interest rate caps on Opteum's MBS could reduce its net interest income or cause it to suffer a net loss if interest rates were to increase beyond the level of the caps.

Opteum may not be able to purchase interest rate caps at favorable prices, which could cause the Company to suffer a loss in the event of significant changes in interest rates.

Opteum's policies permit it to purchase interest rate caps to help it reduce Opteum's interest rate and prepayment risks associated with investments in mortgage-related securities. This strategy potentially helps the Company reduce

Opteum's exposure to significant changes in interest rates. A cap contract is ultimately no benefit to Opteum unless interest rates exceed the target rate. If Opteum purchases interest rate caps but does not experience a corresponding increase in interest rates, the costs of buying the caps would reduce Opteum's earnings. Alternatively, Opteum may decide not to enter into a cap transaction due to its expense, and it would suffer losses if interest rates later rise substantially. Opteum's ability to engage in interest rate hedging transactions is limited by the REIT gross income requirements. See "Legal and Tax Risks" below.

Opteum's leverage strategy increases the risks of Opteum's operations, which could reduce net income and the amount available for distributions to stockholders or cause Opteum to suffer a loss.

Opteum generally seeks to borrow between eight and twelve times the amount of Opteum's equity, although at times its borrowings may be above or below this amount. For purposes of this calculation, Opteum treats trust preferred securities as an equity capital equivalent. The Company incurs this indebtedness by borrowing against a substantial portion of the market value of its mortgage-related securities. The Company's total indebtedness, however, is not expressly limited by its policies and will depend on its and its prospective lender's estimate of the stability of its portfolio's cash flow. As a result, there is no limit on the amount of leverage that Opteum may incur. Opteum faces the risk that it might not be able to meet its debt service obligations or a lender's margin requirements from its income and, to the extent Opteum cannot, it might be forced to liquidate some of its assets at unfavorable prices. Opteum's use of leverage amplifies the risks associated with other risk factors, which could reduce its net income and the amount available for distributions to stockholders or cause it to suffer a loss. For example:

- A majority of Opteum's borrowings are secured by its mortgage-related securities, generally under repurchase agreements. A decline in the market value of the mortgage-related securities used to secure these debt obligations could limit Opteum's ability to borrow or result in lenders requiring it to pledge additional collateral to secure its borrowings. In that situation, Opteum could be required to sell mortgage-related securities under adverse market conditions in order to obtain the additional collateral required by the lender. If these sales are made at prices lower than the carrying value of the mortgage-related securities, Opteum would experience losses.

- A default under a mortgage-related security that constitutes collateral for a loan could also result in an involuntary liquidation of the mortgage-related security, including any cross-collateralized mortgage-related securities. This would result in a loss to Opteum of the difference between the value of the mortgage-related security upon liquidation and the amount borrowed against the mortgage-related security.

- To the extent Opteum is compelled to liquidate qualified REIT assets to repay debts, Opteum's compliance with the REIT rules regarding its assets and its sources of income could be negatively affected, which would jeopardize its qualification as a REIT. Losing Opteum's REIT qualification would cause it to lose tax advantages applicable to REITs and would decrease profitability and distributions to stockholders.

- If Opteum experiences losses as a result of its leverage policy, such losses would reduce the amounts available for distribution to stockholders.

An increase in interest rates may adversely affect the Company's stockholder's equity, which may harm the value of its Class A Common Stock.

Increases in interest rates may negatively affect the fair market value of the Company's mortgage-related securities. The Company's fixed-rate MBS will generally be more negatively affected by such increases. In accordance with GAAP, the Company will be required to reduce the carrying value of the Company's mortgage-related securities by the amount of any decrease in the fair value of mortgage-related securities compared to amortized cost. If unrealized losses in fair value occur, the Company will have to either reduce current earnings or reduce stockholders' equity without immediately affecting current earnings, depending on how it classifies the mortgage-related securities under GAAP. In either case, the Company's stockholder's equity will decrease to the extent of any realized or unrealized losses in fair value.

Opteum depends on borrowings to purchase mortgage-related securities and reach Opteum's desired amount of leverage. If Opteum fails to obtain or renew sufficient funding on favorable terms or at all, it will be limited in its ability to acquire mortgage-related securities, which will harm its results of operations.

Opteum depends on borrowings to fund acquisitions of mortgage-related securities and reach Opteum's desired amount of leverage. Accordingly, Opteum's ability to achieve its investment and leverage objectives depends on its ability to borrow money in sufficient amounts and on favorable terms. In addition, Opteum must be able to renew or replace Opteum's maturing borrowings on a continuous basis. Opteum depends on many lenders to provide the primary credit facilities for Opteum's purchases of mortgage-related securities. If Opteum cannot renew or replace maturing borrowings on favorable terms or at all, it may have to sell its mortgage-related securities under adverse market conditions, which would harm its results of operations and may result in permanent losses.

Possible market developments could cause Opteum's lenders to require it to pledge additional assets as collateral. If Opteum's assets were insufficient to meet the collateral requirements, it might be compelled to liquidate particular assets at inopportune times and at unfavorable prices.

Possible market developments, including a sharp or prolonged rise in interest rates, a change in prepayment rates or increasing market concern about the value or liquidity of one or more types of mortgage-related securities in which Opteum's portfolio is concentrated, might reduce the market value of its portfolio, which might cause its lenders to require additional collateral. Any requirement for additional collateral might compel Opteum to liquidate its assets at inopportune times and at unfavorable prices, thereby harming its operating results. If Opteum sells mortgage-related securities at prices lower than the carrying value of the mortgage-related securities, it would experience losses.

Opteum's use of repurchase agreements to borrow funds may give Opteum's lenders greater rights in the event that either Opteum or any of its lenders file for bankruptcy, which may make it difficult for it to recover its collateral in the event of a bankruptcy filing.

Opteum's borrowings under repurchase agreements may qualify for special treatment under the bankruptcy code, giving its lenders the ability to avoid the automatic stay provisions of the bankruptcy code and to take possession of and liquidate its collateral under the repurchase agreements without delay if Opteum files for bankruptcy. Furthermore, the special treatment of repurchase agreements under the bankruptcy code may make it difficult for Opteum to recover its pledged assets in the event that its lender files for bankruptcy. Thus, the use of repurchase agreements exposes Opteum's pledged assets to risk in the event of a bankruptcy filing by either Opteum's lenders or Opteum.

Because the assets that Opteum acquires might experience periods of illiquidity, Opteum might be prevented from selling its mortgage-related securities at favorable times and prices, which could cause it to suffer a loss and/or reduce distributions to stockholders.

Although Opteum plans to hold its mortgage-related securities until maturity, there may be circumstances in which Opteum sells certain of these securities. Mortgage-related securities generally experience periods of illiquidity. As a result, Opteum may be unable to dispose of its mortgage-related securities at advantageous times and prices or in a timely manner. The lack of liquidity might result from the absence of a willing buyer or an established market for these assets, as well as legal or contractual restrictions on resale. The illiquidity of mortgage-related securities may harm Opteum's results of operations and could cause it to suffer a loss and/or reduce distributions to stockholders.

Competition might prevent Opteum from acquiring mortgage-related securities at favorable yields, which could harm its results of operations.

Opteum's net income largely depends on its ability to acquire mortgage-related securities at favorable spreads over its borrowing costs. In acquiring mortgage-related securities, Opteum competes with other REITs, investment banking firms, savings and loan associations, banks, insurance companies, mutual funds, other lenders and other entities that purchase mortgage-related securities, many of which have greater financial resources than Opteum does. Additionally, many of Opteum's competitors are not subject to REIT tax compliance or required to maintain an exemption from the Investment Company Act. As a result, Opteum may not be able to acquire sufficient mortgage-related securities at favorable spreads over its borrowing costs, which would harm its results of operations.

Opteum's investment strategy involves risk of default and delays in payments, which could harm its results of operations.

Opteum may incur losses if there are payment defaults under its mortgage-related securities. Opteum's mortgage-related securities will be government or agency certificates. Agency certificates are mortgage-related securities issued by Fannie Mae, Freddie Mac and Ginnie Mae. Payment of principal and interest underlying securities issued by Ginnie Mae are guaranteed by the U.S. Government. Fannie Mae and Freddie Mac mortgage-related securities are guaranteed as to payment of principal and interest by the respective agency issuing the security. It is possible that guarantees made by Freddie Mac or Fannie Mae would not be honored in the event of default on the underlying securities. Legislation may be proposed to change the relationship between certain agencies, such as Fannie Mae or Freddie Mac, and the federal government. This may have the effect of reducing the actual or perceived credit quality of mortgage-related securities issued by these agencies. As a result, such legislation could increase the risk of loss on investments in Fannie Mae and/or Freddie Mac mortgage-related securities. Opteum currently intends to continue to invest in such securities, even if such agencies' relationships with the federal government changes.

If Opteum fails to maintain relationships with AVM, L.P. and its affiliate III Associates, or if it does not establish relationships with other repurchase agreement trading, clearing and administrative service providers, it may have to reduce or delay its operations and/or increase its expenditures.

Opteum has engaged AVM, L.P. and its affiliate III Associates, to provide it with certain repurchase agreement trading, clearing and administrative services. If Opteum is unable to maintain relationships with AVM and III Associates or is unable to establish successful relationships with other repurchase agreement trading, clearing and administrative service providers, it may have to reduce or delay Opteum's operations and/or increase its expenditures and undertake the repurchase agreement trading, clearing and administrative services on its own.

RISKS RELATED TO OFS'S ORIGINATION BUSINESS

If OFS does not obtain the necessary state licenses and approvals, OFS will not be allowed to acquire, fund or originate mortgage loans in some states, which would adversely affect OFS's operations.

Certain states in which OFS does business require that OFS be licensed to conduct business. As part of Opteum's acquisition of OFS, OFS will be required to reapply for new licenses and approvals under existing licenses. The Company cannot assure that all the necessary licenses and approvals can be obtained in a timely manner or at all.

OFS's failure to comply with federal, state or local regulation of, or licensing requirements with respect to, mortgage lending, loan servicing, broker compensation programs, local branch operations or other aspects of OFS's business could harm OFS's operations and profitability.

As a mortgage lender, loan servicer and broker, OFS is subject to an extensive body of both state and federal law. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan origination and servicing activities. As a result, it may be more difficult to comprehensively identify and accurately interpret all of these laws and regulations and to properly program OFS's technology systems and effectively train OFS's personnel with respect to all of these laws and regulations, thereby potentially increasing OFS's exposure to the risks of noncompliance with these laws and regulations. OFS's failure to comply with these laws can lead to:

- civil and criminal liability;
- loss of licensure;
- damage to OFS's reputation in the industry;
- inability to sell or securitize OFS's loans;
- demands for indemnification or loan repurchases from purchasers of OFS's loans;
- fines and penalties and litigation, including class action lawsuits; or
- administrative enforcement actions.

Any of these results could harm OFS's retained residual interests in securitizations and thus OFS's results of operations, financial condition and business prospects.

New legislation could restrict OFS's ability to originate mortgage loans, which could harm OFS's earnings.

Several states, cities or other government entities are considering or have passed laws, regulations or ordinances aimed at curbing predatory lending practices. The federal government is also considering legislative and regulatory proposals in this regard. In general, these proposals involve lowering the existing thresholds for defining a "high-cost" loan and establish enhanced protections and remedies for borrowers who receive such loans. Passage of these laws and rules could reduce OFS's loan origination volume. In addition, many whole loan buyers may elect not to purchase any loan labeled as a "high cost" loan under any local, state or federal law or regulation. Rating agencies likewise may refuse to rate securities backed by such loans. Accordingly, these laws and rules could severely restrict the secondary market for a portion (typically less than 15.0%) of OFS's loan production. This would effectively preclude OFS from continuing to originate loans either in jurisdictions unacceptable to the rating agencies or that exceed the newly defined thresholds which could harm OFS's business prospects, earnings and results of operations.

OFS relies on key personnel with long-standing business relationships, the loss of any of whom would impair OFS's ability to operate successfully.

OFS's continued future success depends, to a significant extent, on the continued services of Peter R. Norden, OFS's President and Chief Executive Officer, and other key members of its senior management team. In particular, the extent and nature of the relationships that these individuals have developed with financial institutions and existing and prospective mortgage loan origination channels is critically important to the success of its business. Although OFS has entered into employment agreements with Mr. Norden and certain of its other senior executives, these executives may not remain employed by OFS. Nevertheless, the loss of services of one or more members of OFS's senior management team could harm OFS's business and OFS's prospects.

Failure to attract and retain qualified loan originators could harm OFS's business.

OFS depends on its loan originators to generate customers by, among other things, developing relationships with consumers, real estate agents and brokers, builders, corporations and others, which OFS believes leads to repeat and referral business. Accordingly, OFS must be able to attract, motivate and retain skilled loan originators. In addition, OFS's growth strategy contemplates hiring additional loan originators. The market for such persons is highly competitive and historically has experienced a high rate of turnover. Competition for qualified loan originators may lead to increased costs to hire and retain them. OFS cannot guarantee that it will be able to attract or retain qualified loan originators. If OFS cannot attract or retain a sufficient number of skilled loan originators, or even if OFS can retain them but at higher costs, OFS's business and results of operations could be harmed.

To the extent OFS is unable to adapt to and implement technological changes involving the loan origination process, OFS may have difficulty remaining competitive and OFS's loan origination business may be adversely affected.

OFS's mortgage loan origination business is dependent upon its ability to interface effectively with borrowers and other third parties and to process loan applications efficiently. The origination process is becoming more dependent upon technological advancements, such as the ability to process applications over the Internet, interface with borrowers and other third parties through electronic means and underwrite loan applications using specialized software. Implementing new technology and maintaining the efficiency of the current technology used in its operations may require significant capital expenditures. As these requirements increase in the future, OFS will have to develop these technological capabilities fully to remain competitive or its loan origination business may be significantly harmed.

If OFS does not manage its growth effectively, its financial performance could be harmed.

In recent years, OFS has experienced growth at rates that have applied pressure to OFS's management, administrative, operational and financial infrastructure. OFS expects to continue to experience those and other pressures on its organization, including the need for OFS to hire additional experienced personnel to meet its growth and OFS's needs related to its ability to originate quality loans in accordance with its current mortgage loan origination focus and strategies. OFS expects to need to attract and hire additional experienced managers and loan officers in a competitive hiring environment and, at the same time, continue to upgrade and expand financial, operational and managerial systems and controls. The Company cannot assure that OFS will be able to meet its capital needs, expand its systems effectively or hire and retain qualified employees in sufficient numbers to meet its requirements. Any failure by OFS to manage its current level of business or its growth effectively may result in increased costs and decreased loan production, and could negatively affect the Company's business, financial condition, liquidity, profitability, cash flows, and the Company's ability to make distributions to its stockholders.

OFS is subject to the risk that provisions of its loan agreements may be unenforceable.

OFS's rights and obligations with respect to its loans are governed by written loan agreements and related documentation. It is possible that a court could determine that one or more provisions of a loan agreement are unenforceable, such as a loan prepayment provision or the provisions governing OFS's security interest in the underlying collateral. If this were to happen with respect to a material asset or group of assets, OFS could be required to repurchase these loans and may not be able to sell or liquidate the loans.

RISKS RELATED TO OFS'S PROFITABILITY

An increase in interest rates could reduce the value of OFS's loan inventory and commitments and OFS's hedging strategy may not protect it from interest rate risk and may lead to losses.

The value of OFS's loan inventory is based, in part, on market interest rates. Accordingly, OFS may experience losses on loan sales if interest rates change rapidly or unexpectedly. If interest rates rise after OFS fixes a price for a loan or commitment but before OFS closes or sells such loan, the value of the loan will decrease. If the amount OFS receives from selling the loan is less than its cost of originating the loan, OFS may incur net losses, and its business and operating results could be harmed. While OFS will enter into hedging transactions with respect to one or more of its assets or liabilities and will use other strategies to minimize its exposure to interest rate risks, no hedging or other strategy can completely protect OFS. Its hedging activities may include entering into interest rate swaps, caps and floors, options to purchase these items, and futures and forward contracts. Additionally, the nature and timing of hedging transactions may influence the effectiveness of these strategies. Poorly designed strategies or improperly executed transactions could actually increase OFS's risk and losses. In addition, hedging strategies involve transaction and other costs. The Company cannot assure you that OFS's hedging strategy and the hedges that OFS makes will adequately offset the risks of interest rate volatility or that OFS hedges will not result in losses.

OFS's mortgage origination business may be harmed by rising interest rates.

A significant percentage of OFS's mortgage originations have been to customers refinancing an existing loan to obtain a lower interest rate. Rising interest rates would reduce the number of potential customers that can achieve a lower interest rate from refinancing, and to a lesser extent the number of potential customers that can afford to buy homes, and consequently would substantially reduce the amount of loans originated by OFS's loan origination business and the revenue therefrom. If short-term interest rates exceed long-term interest rates, there is a higher risk of increased loan prepayments, as borrowers may seek to refinance their fixed and adjustable rate mortgages at lower long-term fixed interest rates. In addition, rising interest rates are likely to reduce the margins achieved by OFS. While the prospect of rising interest rates has been incorporated into OFS's projections, if interest rates rose to the point where mortgage originations slowed more than expected or if margins decreased more than expected, OFS would not earn the income it projects from its mortgage origination business, and could suffer losses. While rising interest rates generally have a beneficial impact on OFS's mortgage servicing business, the negative impact from rising interest rates on OFS's mortgage origination business is generally greater than the offsetting beneficial impact, and consequently, in a period of rising interest rates, OFS's earnings are projected to decline.

A disruption in market conditions could reduce the prices at which OFS is able to sell its originated or acquired loan inventory and therefore negatively impact its results of operations.

The profitability of OFS is based, in part, on its ability to originate or acquire mortgages and sell them, either through the securitization market or whole market, at a profit. Disruptions in the whole loan or securitization market brought about by deteriorating credit performance of recent mortgage originations, liquidity concerns with respect to originators or other market participants, among other factors, may affect prices buyers are willing to pay to acquire mortgage loans. To the extent such prices do not exceed OFS's cost to originate or acquire such loans, OFS may incur losses upon sales of such loans.

OFS may have to repurchase loans it sells to the whole loan market due to early payment defaults.

When OFS sells loans to the whole loan market it may be required to repurchase loans upon which the underlying borrowers default in the payment of principal or interest. When such borrowers fail to make their initial payments (referred to as Early Payment Defaults or EPD's) the contractual arrangements under which the sale was executed may require OFS to repurchase the loan from the buyer. In these cases, OFS may be obligated to repurchase such loans at prices greater than their then fair market value, which could have a material and adverse affect on OFS's results of operations. When OFS purchases loans from a third-party seller that it then sells into the whole loan market, OFS obtains representations and warranties from the third-party seller that sold the loans to it that generally parallel the representations and warranties it provided to its purchasers of such loans. As a result, the Company believes that OFS has the potential for recourse against the third-party seller of the loans. However, if OFS does not have recourse against the third-party seller, or if the original third-party seller is not in a financial position to be able to repurchase the loan, OFS may not be able to recoup the cash resources used to repurchase such loans and therefore may be required to sell such loans at prices less than their repurchase price, thus incurring a loss upon resale. Further, if OFS is unable to obtain recourse from such third-party sellers, such inability could materially negatively affect OFS's liquidity, financial position and results of operations, which in turn could negatively affect the Company's liquidity, financial position and results of operations.

The value of OFS's mortgage servicing rights may be harmed by falling interest rates.

OFS could suffer losses from its mortgage servicing business if interest rates remain low enough to cause a large number of borrowers whose loans are being serviced by OFS's servicing business to refinance. In such instance, OFS would experience high amortization and possibly impairment of its servicing assets, and would likely experience a loss from its servicing business.

Adverse economic conditions or declining real estate values would likely result in a reduction of OFS's mortgage origination activity, which would adversely affect its ability to grow its mortgage loan portfolio.

An economic downturn or a recession may have a significant adverse impact on OFS's operations and financial condition, particularly if accompanied by declining real estate values. Declining real estate values will likely reduce OFS's level of new mortgage loan originations, since borrowers often use increases in the value of their existing homes to support the refinancing of their existing mortgage loans or the purchase of new homes at higher levels of borrowings. To the extent that the market value of the property underlying OFS's mortgage loans decreases, OFS's loans might be impaired, which might decrease the value of its assets. Any sustained period of increased payment delinquencies, foreclosures or losses could adversely affect OFS's ability to sell and securitize loans, which would significantly harm OFS's revenues, results of operations, financial condition and business prospects, which in turn would harm the Company's revenues, results of operations, financial condition and the Company's ability to make distributions to its stockholders.

Retaining subordinated interests in securitizations exposes OFS to increased credit risk.

OFS has maintained and may continue to maintain an interest in loans that it originates and securitizes by retaining subordinated interests in MBS that evidence interests in such loans. Subordinated interests are classes of MBS that may incur losses experienced on the related loans prior to the more senior MBS issued in the related transaction. If the actual rate and severity of losses on the related loans are higher than those assumed by OFS, the actual return on OFS's investment in those subordinated interests may be lower than anticipated.

The mortgage banking business is seasonal and OFS's operating results vary accordingly.

The mortgage banking industry generally is subject to seasonal variations, especially in states with adverse winter weather. Purchase money mortgage loan originations generally experience greater seasonal fluctuations than refinancings, which tend to be less seasonal and more closely related to changes in interest rates. Sales and resales of homes in OFS's markets, and accordingly purchase money mortgage originations, typically peak during the spring and summer seasons and decline to lower levels from mid-November through February. In addition, delinquency rates typically rise in the winter months, which results in higher servicing costs in OFS's mortgage banking operations. The magnitude of seasonal variations is beyond OFS's control and could adversely affect OFS's business, especially if OFS is unable to take advantage of increased mortgage volume during peak periods, or if peak periods do not produce anticipated mortgage volume. These variations may affect OFS's revenues, results of operations, financial condition and business prospectus, which in turn may affect the Company's revenues, results of operations, financial condition, business prospectus and ability to make distributions to the stockholders.

OFS may be subject to losses due to misrepresented or falsified information or if OFS obtains less than full documentation with respect to its mortgage loans.

When OFS originates mortgage loans, it relies upon information supplied by borrowers and other third parties, including information contained in the applicant's loan application, property appraisal reports, title information and employment and income documentation. If any of this information is misrepresented or falsified and if OFS does not discover it before funding a loan, the actual value of the loan may be significantly lower than anticipated. As a practical matter, OFS generally would bear the risk of loss associated with a misrepresentation, whether made by the loan applicant, the mortgage broker, another third party or one of OFS's employees. A loan subject to a material misrepresentation typically cannot be sold or is subject to repurchase or substitution if it is sold or securitized prior to detection of the misrepresentation. Although OFS may have rights against persons and entities who made or knew about the misrepresentation, those persons and entities may be difficult to locate, and it is often difficult to collect from them any monetary losses that OFS may have suffered.

In the case of certain loan products, OFS does not receive full documentation of the borrower's income and/or assets. Instead, OFS bases its credit decision on the borrower's credit score and credit history, the value of the property securing the loan and the effect of the loan on the borrower's debt service requirements. For the year ended December 31, 2006, OFS received less than full documentation of the borrower's income and/or assets on approximately 74% of mortgage loans, as measured by principal balance, that OFS originated. The Company believes that there is a higher risk of default on loans where there is less than full documentation of the borrower's income and/or assets.

Some of the loans that OFS originates are subprime, rather than prime, and generally have delinquency and default rates higher than prime loans, which could result in higher loan losses.

OFS currently originates subprime loans, although all subprime loans are sold in the secondary market and none are retained in its portfolio. Subprime mortgage loans generally have higher delinquency and default rates than prime mortgage loans. Delinquency interrupts the flow of projected interest income from a mortgage loan, and default can ultimately lead to a loss if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the loan. In whole loan sales, OFS's risk of delinquency typically only extends to the first payment. OFS also assumes the risks of delinquency and default for loans that it is obligated to repurchase. OFS attempts to manage these risks with risk-based loan pricing and appropriate underwriting policies. However, the Company cannot assure that such management policies will prevent delinquencies or defaults and, if such policies and methods are insufficient to control OFS's delinquency and default risks and do not result in appropriate loan pricing, its business, financial condition, liquidity and results of operations could be harmed. During the year ended December 31, 2006, OFS originated approximately $274 million of subprime mortgage loans, which constituted 4.3% of its total originations.

OFS faces intense competition that could harm its market share and its revenues.

OFS faces intense competition from commercial banks, savings and loan associations and other finance and mortgage banking companies, as well as from Internet-based lending companies and other lenders participating on the Internet. Entry barriers in the mortgage industry are relatively low and increased competition is likely. As OFS seeks to expand its business, it will face a greater number of competitors, many of whom will be well-established in the markets OFS seeks to penetrate. Many of its competitors are much larger than OFS, have better name recognition than OFS and have far greater financial and other resources. OFS cannot assure that it will be able to effectively compete against them or any future competitors.

In addition, competition may lower the rates OFS is able to charge borrowers, thereby potentially lowering the amount of income on future loan sales and sales of servicing rights. Increased competition also may reduce the volume of OFS's loan originations and loan sales. OFS cannot assure that it will be able to compete successfully in this evolving market.

Geographic concentration of mortgage loans that OFS originates or purchases increases OFS's exposure to risks in those areas.

Concentration of mortgage loans that OFS originates or purchases in any one geographic area increases OFS's exposure to the economic and natural hazard risks associated with that area. Declines in the residential real estate markets in which OFS is concentrated may reduce the values of the properties collateralizing mortgages which in turn may increase the risk of delinquency, foreclosure, bankruptcy, or losses from those loans. To the extent that a large number of loans are impaired, OFS's financial condition and results of operations may be adversely affected, which in turn may adversely affect the Company's financial condition and results of operations.

To the extent that OFS has a large number of loans in an area affected by a natural disaster, OFS may suffer losses.

Standard homeowner insurance policies generally do not provide coverage for natural disasters, such as hurricane Katrina and the ensuing flooding. Furthermore, nonconforming borrowers are not likely to have special hazard insurance. To the extent that borrowers do not have insurance coverage for natural disasters, they may not be able to repair the property or may stop paying their mortgages if the property is damaged. A natural disaster that results in a significant number of delinquencies could cause increased foreclosures and decrease OFS's ability to recover losses on properties affected by such disasters and could harm OFS's retained residual interests in securitizations and thus OFS's financial condition and results of operations, which could in turn harm the Company's financial condition and results of operations.

Differences in OFS's actual experience compared to the assumptions that OFS uses to determine the value of its mortgage securities held as available-for-sale could adversely affect OFS's financial position.

Currently, OFS's securitization of mortgage loans are structured to be treated as sales for financial reporting purposes and, therefore, result in gain recognition at closing. Delinquency, loss, prepayment and discount rate assumptions have a material impact on the amount of gain recognized and on the carrying value of the retained mortgage securities held as available-for-sale (where applicable). The gain on sale method of accounting may create volatile earnings in certain environments, including when loan securitizations are not completed on a consistent schedule. If OFS's actual experience differs materially from the assumptions that it uses to determine the value of its mortgage securities held as available-for-sale, future cash flows, and results of operations could be negatively affected.

RISKS RELATED TO OFS'S ABILITY TO SELL LOANS IT ORIGINATES OR PURCHASES

OFS's business would suffer if it was unable to sell the mortgage loans that it originates.

OFS sells all of the mortgage loans that it originates and that are not securitized in the secondary market. OFS's ability to sell mortgage loans depends on the availability of an active secondary market for residential mortgage loans. Additionally, OFS sells substantially all of the mortgages to institutional buyers. If these financial institutions cease to buy its loans and equivalent purchasers cannot be found on a timely basis, then OFS's business and results of operations could be harmed. OFS's results of operations could also be harmed if these financial institutions or other purchasers lower the price they pay to OFS or adversely change the material terms of their loan purchases from OFS. The prices at which OFS sells its loans vary over time. A number of factors determine the price OFS receives for its loans. These factors include:

- the number of institutions that are willing to buy OFS's loans;
- the amount of comparable loans available for sale;
- the levels of prepayments of, or defaults on, loans;
- the types and volume of loans OFS sells;
- the level and volatility of interest rates; and
- the quality of OFS's loans.

OFS's ability to sell mortgage loans to third parties also depends on its ability to remain eligible for the programs offered by Fannie Mae and Freddie Mac. If the criteria for mortgage loans to be accepted under these programs changes or if OFS loses its eligibility for any reason, or if its eligibility is impaired, then the mortgage banking business would be harmed. Changes in laws in the states where OFS operates could adversely affect its ability to sell loans. OFS's profitability from participating in any of these programs may vary depending on a number of factors, including administrative costs of originating and selling qualifying mortgage loans, and the costs imposed upon OFS by the purchasers' programs. Any decline in profitability from participating in these programs would harm OFS's mortgage banking business.

OFS may have to repurchase loans it sells to the whole loan market and loans it sells via securitizations.

OFS may be required to repurchase loans that are the subject of fraud, irregularities in its loan files or process, or that result in OFS breaching the representations and warranties in the contract of sale. In addition, when OFS sells loans to the whole loan market it may be required to repurchase loans upon which the underlying borrowers default in the payment of principal or interest. In these cases, OFS may be obligated to repurchase loans at prices greater than their then fair market value, which could have a material and adverse affect on OFS's liquidity, financial position and results of operations. When OFS purchases loans from a third-party seller that it then sells into the whole loan market or to a securitization trust, OFS obtains representations and warranties from the third-party seller that sold the loans to it that generally parallel the representations and warranties it provided to its purchasers of such loans. As a result, the Company believes that OFS has the potential for recourse against the third-party seller of the loans. However, if OFS does not have recourse against the third-party seller, or if the original third-party seller is not in a financial position to be able to repurchase the loan, OFS may have to use cash resources to repurchase such loans at prices greater than their then fair market value, which could materially and adversely affect OFS's liquidity, financial position and results of operations.

RISKS RELATED TO OFS'S FUNDING FACILITIES

Failure to timely renew or obtain adequate financing under OFS's funding facilities may harm OFS's liquidity, financial condition and results of operations.

OFS is substantially dependent upon certain funding facilities entered into in the ordinary course of OFS's business for financing its mortgage loan originations and its acquisitions of mortgage loans from third-party sellers. These funding facilities generally expire in less than one year and are usually renewed on an annual basis. Any failure to timely renew or obtain adequate financing under these funding facilities for any reason, including OFS's inability to meet the covenants contained in such facilities, could harm OFS's liquidity, financial condition and results of operations, which in turn could harm the Company's liquidity, financial condition and results of operations and the Company's ability to make distributions to its stockholders. Further, any increase in the cost of OFS's financing in excess of any increase in the income derived from OFS's mortgage assets could harm OFS's results of operations, which in turn could harm the Company's results of operations and the Company's ability to make distributions to its stockholders. Any failure to timely renew these financing facilities could result in the cessation of OFS's operations unless and until OFS is able to obtain adequate alternative financing.

The terms of OFS's funding facilities contain restrictive financial and other covenants. The failure to satisfy any of these covenants may restrict OFS's ability to pay dividends to the Company and could result in the termination of OFS's funding facilities.

The terms of OFS's funding facilities contain restrictive financial and other covenants that, among other things, will require OFS to maintain a minimum ratio of total liabilities to tangible net worth, minimum levels of tangible net worth, liquidity and stockholders' equity, maximum leverage ratios, as well as to comply with applicable regulatory and other requirements. If OFS is not in compliance with these financial and other covenants in the funding facilities, its ability to pay dividends to Opteum may be restricted, which could reduce the earnings available for distribution to the Company's stockholders. In addition, the failure to satisfy any of these covenants is generally deemed a default that gives OFS's lenders the right to terminate OFS's funding facilities absent the ability of OFS to cure such default or the waiver of such default by OFS's lenders. During 2006, OFS was unable to satisfy or cure certain of these covenants and had to obtain default waivers from its lenders. There can be no assurance that OFS will be able to obtain similar default waivers in the future if OFS fails to satisfy any of its covenants. If OFS is unable to cure a default or obtain a waiver of a default from its lenders, OFS's existing funding facilities could be terminated and OFS would then need to obtain alternative financing to continue its operations.

Possible market developments could cause OFS's lenders to require OFS to pledge additional assets as collateral; if OFS's assets are insufficient to meet such collateral requirements, then OFS may be compelled to liquidate particular assets at an inopportune time, which may cause OFS to incur losses.

Possible market developments, including a sharp rise in interest rates, a change in prepayment rates or increasing market concern about the value or liquidity of the types of mortgage assets in OFS's portfolio, may reduce the market value of OFS's portfolio, which may cause OFS's lenders to require additional collateral or otherwise limit its ability to borrow. This requirement for additional collateral may compel OFS to liquidate its assets at a disadvantageous time. If the sales are made at prices lower than the amortized cost of such investments, OFS would incur losses.

RISKS RELATED TO OFS'S SECURITIZATION ACTIVITIES

An interruption or reduction in the securitization market or change in terms offered by this market would hurt OFS's financial position.

OFS is dependent on the securitization market for the sale of its loans because it securitizes loans directly and many of its whole loan buyers purchase its loans with the intention to securitize. The securitization market is dependent upon a number of factors, including general economic conditions, conditions in the securities market generally and in the asset-backed securities market specifically. Similarly, poor performance of OFS's previously securitized loans could harm its access to the securitization market. A decline in OFS's ability to obtain long-term funding for its mortgage loans in the securitization market in general, or in OFS's ability to obtain attractive terms or in the market's demand for its loans could harm its results of operations, financial condition and business prospects, which in turn could harm the Company's results of operations, financial condition and the Company's ability to make distributions to its stockholders.

Competition in the securitization market may negatively affect OFS's results of operations.

Competition in the business of sponsoring securitizations of the type OFS focuses on is increasing as Wall Street broker-dealers, mortgage REITs, investment management companies, and other financial institutions expand their activities or enter this field. Increased competition could reduce OFS's securitization margins if OFS has to pay a higher price for the long-term funding of these assets. To the extent that OFS's securitization margins erode, OFS's results of operations will be negatively impacted, which in turn will negatively impact the Company's results of operations.

Changes in accounting standards might cause OFS to alter the way it structures or accounts for securitizations.

Changes could be made to the current accounting standards which could affect the way OFS structures or accounts for securitizations. For example, if changes were made in the types of transactions eligible for gain on sale treatment, OFS may have to change the way it accounts for securitizations, which may harm OFS's results of operations or financial condition and, correspondingly, may harm the Company's results of operations or financial condition.

LEGAL AND TAX RISKS

If Opteum fails to qualify as a REIT, it will be subject to federal income tax as a regular corporation and may face a substantial tax liability.

Opteum intends to operate in a manner that allows it to qualify as a REIT for federal income tax purposes. However, REIT qualification involves the satisfaction of numerous requirements (some on an annual or quarterly basis) established under technical and complex provisions of the Code, as amended, or the Code, for which only a limited number of judicial or administrative interpretations exist. The determination that Opteum qualifies as a REIT requires an analysis of various factual matters and circumstances that may not be totally within its control. Accordingly, it is not certain Opteum will be able to qualify and remain qualified as a REIT for federal income tax purposes. Even a technical or inadvertent violation of the REIT requirements could jeopardize Opteum's REIT qualification. Furthermore, Congress or the Internal Revenue Service, or IRS, might change the tax laws or regulations and the courts might issue new rulings, in each case potentially having a retroactive effect that could make it more difficult or impossible for Opteum to qualify as a REIT. If Opteum fails to qualify as a REIT in any tax year, then:

- it would be taxed as a regular domestic corporation, which, among other things, means that it would be unable to deduct distributions to stockholders in computing taxable income and would be subject to federal income tax on its taxable income at regular corporate rates;
- any resulting tax liability could be substantial and would reduce the amount of cash available for distribution to stockholders, and could force Opteum to liquidate assets at inopportune times, causing lower income or higher losses than would result if these assets were not liquidated; and
- unless Opteum was entitled to relief under applicable statutory provisions, it would be disqualified from treatment as a REIT for the subsequent four taxable years following the year during which it lost its qualification, and its cash available for distribution to its stockholders therefore would be reduced for each of the years in which it does not qualify as a REIT.

Even if Opteum remains qualified as a REIT, it may face other tax liabilities that reduce its cash flow. Opteum may also be subject to certain federal, state and local taxes on its income and property, and its OFS subsidiary is treated as a "taxable REIT subsidiary," which is a fully taxable corporation for federal income tax purposes. Any of these taxes would decrease cash available for distribution to the Company's stockholders.

Complying with REIT requirements may cause Opteum to forego otherwise attractive opportunities.

To qualify as a REIT for federal income tax purposes, Opteum must continually satisfy tests concerning, among other things, its sources of income, the nature and diversification of its assets, the amounts it distributes to its stockholders and the ownership of its stock. Opteum may also be required to make distributions to its stockholders at unfavorable times or when it does not have funds readily available for distribution. Thus, compliance with REIT requirements may hinder Opteum's ability to operate solely with the goal of maximizing profits.

In addition, the REIT provisions of the Code impose a 100% tax on income from "prohibited transactions." Prohibited transactions generally include sales of assets that constitute inventory or other property held for sale to customers in the ordinary course of business, other than foreclosure property. This 100% tax could impact Opteum's ability to sell mortgage-related securities at otherwise opportune times if it believes such sales could result in Opteum being treated as engaging in prohibited transactions. However, Opteum would not be subject to this tax if it were to sell assets through a taxable REIT subsidiary. Opteum will also be subject to a 100% tax on certain amounts if the economic arrangements between it and its taxable REIT subsidiary are not comparable to similar arrangements among unrelated parties. See "Certain Federal Income Tax Considerations."

Complying with REIT requirements may limit Opteum's ability to hedge effectively, which could in turn leave it more exposed to the effects of adverse changes in interest rates.

The REIT provisions of the Code may substantially limit Opteum's ability to hedge mortgage-related securities and related borrowings by generally requiring it to limit its income in each year from qualified hedges, together with any other income not generated from qualified REIT real estate assets, to less than 25% of its gross income. In addition, Opteum must limit its aggregate gross income from non-qualified hedges, fees, and certain other non-qualifying sources, to less than 5% of its annual gross income. As a result, Opteum may in the future have to limit the use of hedges or implement hedges through a taxable REIT subsidiary. This could result in greater risks associated with changes in interest rates than Opteum would otherwise want to incur. If Opteum fails to satisfy the 25% or 5% limitations, unless its failure was due to reasonable cause and not due to willful neglect and it meets certain other technical requirements, it could lose its REIT qualification. Even if Opteum's failure was due to reasonable cause, it may have to pay a penalty tax equal to the amount of income in excess of certain thresholds, multiplied by a fraction intended to reflect its profitability.

Dividends paid by REITs generally do not qualify for reduced tax rates.

In general, the maximum federal income tax rate for dividends paid to individual U.S. stockholders is 15% (through 2008). Dividends paid by REITs, however, are generally not eligible for the reduced rates. The more favorable rates applicable to regular corporate dividends could cause stockholders who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stock of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including the Company's Class A Common Stock.

To maintain Opteum's REIT qualification, Opteum may be forced to borrow funds on unfavorable terms or sell its securities at unfavorable prices to make distributions to stockholders.

As a REIT, Opteum must distribute at least 90% of its annual net taxable income (excluding net capital gains) to stockholders. To the extent that Opteum satisfies this distribution requirement, but distributes less than 100% of its net taxable income, it will be subject to federal corporate income tax. In addition, Opteum will be subject to a 4% nondeductible excise tax if the actual amount that it pays to its stockholders in a calendar year is less than a minimum amount specified under the Code. From time to time, Opteum may generate taxable income greater than its income for financial reporting purposes from, among other things, amortization of capitalized purchase premiums, or its net taxable income may be greater than its cash flow available for distribution to its stockholders. If Opteum does not have other funds available in these situations, it could be required to borrow funds, sell a portion of its mortgage-related securities at unfavorable prices or find other sources of funds in order to meet the REIT distribution requirements and to avoid corporate income tax and the 4% excise tax. These other sources could increase Opteum's costs or reduce equity and reduce amounts available to invest in mortgage-related securities.

Reliance on legal opinions or statements by issuers of mortgage-related securities could result in a failure to comply with REIT gross income or asset tests.

When purchasing mortgage-related securities, Opteum may rely on opinions of counsel for the issuer or sponsor of such securities, or statements made in related offering documents, for purposes of determining whether and to what extent those securities constitute REIT real estate assets for purposes of the REIT asset tests and produce income which qualifies under the REIT gross income tests. The inaccuracy of any such opinions or statements may adversely affect Opteum's REIT qualification and result in significant corporate-level tax.

Possible legislative or other actions affecting REITs could adversely affect the Company and its stockholders.

The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. The Company's business may be harmed by changes to the laws and regulations affecting it, including changes to securities laws and changes to the Code provisions applicable to the taxation of REITs. New legislation may be enacted into law, or new interpretations, rulings or regulations could be adopted, any of which could adversely affect the Company and the Company's stockholders, potentially with retroactive effect.

Opteum may recognize excess inclusion income that would increase the tax liability of our stockholders.

If Opteum recognizes excess inclusion income and allocates it to stockholders, this income cannot be offset by net operating losses of the stockholders. If the stockholder is a tax-exempt entity, then this income would be fully taxable as unrelated business taxable income under Section 512 of the Code. If the stockholder is a foreign person, such income would be subject to federal income tax withholding without reduction or exemption pursuant to any otherwise applicable income tax treaty. In addition, to the extent the Company's stock is owned by tax-exempt "disqualified organizations," such as government-related entities that are not subject to tax on unrelated business taxable income, although Treasury regulations have not yet been drafted to clarify the law, it may incur a corporate level tax at the highest applicable corporate tax rate on the portion of Opteum's excess inclusion income that is allocable to such disqualified organizations.

Excess inclusion income could result if Opteum holds a residual interest in a real estate mortgage investment conduit, or REMIC. Excess inclusion income also could be generated if Opteum were to issue debt obligations with two or more maturities and the terms of the payments on these obligations bore a relationship to the payments received on the Companys mortgage-related securities securing those debt obligations (i.e., if Opteum was to own an interest in a taxable mortgage pool). However, Treasury regulations have not been issued regarding the allocation of excess inclusion income to stockholders of a REIT that owns an interest in a taxable mortgage pool. Opteum does not expect to acquire significant amounts of residual interests in REMICs, other than interests owned by OFS, which is treated as a separate taxable entity for these purposes. Opteum intends to structure borrowing arrangements in a manner designed to avoid generating significant amounts of excess inclusion income. Opteum does, however, expect to enter into various repurchase agreements that have differing maturity dates and afford the lender the right to sell any pledged mortgaged securities if Opteum should default on its obligations.

A portion of the Company's distributions may be deemed a return of capital for U.S. federal income tax purposes.

The amount of the Company's distributions to the holders of Class A Common Stock in a given quarter may not correspond to the taxable income for such quarter. To the extent the Company's distributions exceed the Company's net taxable income, the distribution will be treated as a return of capital for federal income tax purposes. A return of capital distribution will not be taxable to the extent of a stockholder's tax basis in its shares but will reduce a stockholder's basis in its shares of Class A Common Stock. In 2006 the Company's distributions to the holder of Class A Common Stock exceeded its taxable income by $3.3 million.

The Company's reported GAAP financial results differ from the taxable income results that drive its dividend distributions, and its consolidated balance sheet, income statement, and statement of cash flows as reported for GAAP purposes may be difficult to interpret.

The Company's dividend distributions are driven by its dividend distribution requirements under the REIT tax laws and its profits as calculated for tax purposes pursuant to the Code. The Company's reported results for GAAP purposes differ materially, however, from both its cash flows and its taxable income. OFS transfers mortgage loans or mortgage securities held as available-for-sale into securitization trusts to obtain long-term non-recourse funding for these assets. When OFS surrenders control over the transferred mortgage loans or mortgage securities held as available-for-sale, the transaction is accounted for as a sale. In the future, if OFS retains control over the transferred mortgage loans or mortgage securities available-for-sale, the transaction will be accounted for as a secured borrowing. These securitization transactions do not differ materially in their structure or cash flow generation characteristics, yet under GAAP accounting these transactions are recorded differently. In securitization transactions that OFS accounts for as sales, OFS typically records a gain or loss on the assets transferred in its income statement and records the retained interests at fair value on its balance sheet. In securitization transactions that OFS accounts for as secured borrowings, which OFS may do in the future, OFS would consolidate all the assets and liabilities of the trust on its financial statements. As a result of this and other accounting issues, stockholders and analysts must undertake a complex analysis to understand the Company's economic cash flows, actual financial leverage, and dividend distribution requirements. This complexity may hinder the trading of the Company's stock or may lead observers to misinterpret its results.

Recent legislation related to corporate governance may increase the Company's costs of compliance and its liability.

Recently enacted and proposed laws, regulations and standards relating to corporate governance and disclosure requirements applicable to public companies, including the Sarbanes-Oxley Act of 2002, new Commission regulations and NYSE rules have increased the costs of corporate governance, reporting and disclosure practices. These costs may increase in the future due to the Company's continuing implementation of compliance programs mandated by these requirements. In addition, these new laws, rules and regulations create new legal bases for administrative enforcement, civil and criminal proceedings against the Company in case of non-compliance, thereby increasing the Company's risks of liability and potential sanctions.

Failure to maintain an exemption from the Investment Company Act would harm the Company's results of operations.

The Company intends to conduct its business so as not to become regulated as an investment company under the Investment Company Act. If the Company fails to qualify for this exemption, its ability to use leverage would be substantially reduced and it would be unable to conduct its business. The Investment Company Act exempts entities that are primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on, and interests in, real estate. Under the current interpretation of the SEC staff, in order to qualify for this exemption, the Company must maintain at least 55% of its assets directly in these qualifying real estate interests, with at least 25% of remaining assets invested in real estate-related securities. Mortgage-related securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may be treated as separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% requirement. Therefore, the Company's ownership of these mortgage-related securities is limited by the provisions of the Investment Company Act.

As of December 31, 2006, 63.7% of the Company's portfolio constituted qualifying interests in mortgage-related securities for purposes of the Investment Company Act. In satisfying the 55% requirement under the Investment Company Act, the Company treats as qualifying interests mortgage-related securities issued with respect to an underlying pool as to which it holds all issued certificates. If the SEC or its staff adopts a contrary interpretation of such treatment, the Company could be required to sell a substantial amount of its mortgage-related securities under potentially adverse market conditions. Further, in order to ensure that the Company at all times qualify for the exemption under the Investment Company Act, it may be precluded from acquiring mortgage-related securities whose yield is higher than the yield on mortgage-related securities that could be purchased in a manner consistent with the exemption. These factors may lower or eliminate the Company's net income.

OTHER RISKS

Hedging transactions may adversely affect the Company's earnings, which could adversely affect cash available for distribution to its stockholders.

The Company may enter into interest rate cap or swap agreements or pursue other hedging strategies, including the purchase of puts, calls or other options and futures contracts. The Company's hedging activity will vary in scope based on the level and volatility of interest rates and principal prepayments, the type of MBS it holds, and other changing market conditions. Hedging may fail to protect or could adversely affect the Company because, among other things:

- hedging can be expensive, particularly during periods of rising and volatile interest rates;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability;
- certain types of hedges may expose the Company to risk of loss beyond the fee paid to initiate the hedge;
- the amount of income that a REIT may earn from hedging transactions is limited by federal income tax provisions governing REITs;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs the Company's ability to sell or assign its side of the hedging transaction; and
- the party owing money in the hedging transaction may default on its obligation to pay.

The Company's hedging activity may adversely affect the Company's earnings, which could adversely affect cash available for distribution to stockholders.

Terrorist attacks and other acts of violence or war may affect any market for the Company's Class A Common Stock, the industry in which the Company conducts its operations, and its profitability.

Terrorist attacks may harm the Company's results of operations and the investments of stockholders. The Company cannot assure you that there will not be further terrorist attacks against the United States or U.S. businesses. These attacks or armed conflicts may directly impact the property underlying the Company's mortgage-related securities or the securities markets in general. Losses resulting from these types of events are uninsurable. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the United States and worldwide financial markets and economies. They also could result in economic uncertainty in the United States or abroad. Adverse economic conditions could harm the value of the property underlying the Company's mortgage-related securities or the securities markets in general, which could harm its operating results and revenues and may result in the volatility of the market value of its Class A Common Stock.

Current loan performance data may not be indicative of future results.

When making capital budgeting and other decisions, the Company uses projections, estimates and assumptions based on the Company's experience with mortgage loans. Actual results and the timing of certain events could differ materially in adverse ways from those projected, due to factors including changes in general economic conditions, fluctuations in interest rates, fluctuations in mortgage loan prepayment rates and fluctuations in losses due to defaults on mortgage loans. These differences and fluctuations could rise to levels that may adversely affect the Company's profitability.

Changes in interest rates may reduce the Company's liquidity, financial condition and results of operations resulting in a decline in the value of the Company's Class A Common Stock.

The Company's results of operations will be derived in part from the spread between the yield on Opteum's MBS assets and the cost of Opteum's borrowings. There is no assurance that there will be a positive spread in either high interest rate environments or low interest rate environments, or that the spread will not be negative as has recently been in the case. Changes in interest rates may reduce the Company's liquidity, financial condition and results of operations and may cause the Company's funding costs, both at Opteum and OFS, to exceed income. In addition, during periods of high interest rates, the Company's dividend yield on its Class A Common Stock may be less attractive compared to alternative investments of equal or lower risk. Each of these factors could negatively affect the market value of the Company's Class A Common Stock.

The Company's financial position has deteriorated during 2006. Continued deterioration may negatively affect the Company's liquidity, results of operations and the value of the Company's Class A Common Stock.

The Company's financial position deteriorated during 2006 due in part to an inverted yield curve and competitive conditions in the mortgage origination market. Although the Company has taken actions and is evaluating other actions intended to improve the Company's financial position and liquidity, there can be no assurance that the Company's efforts will be successful. Continued deterioration may negatively affect liquidity, results of operations and the value of the Company's Class A Common Stock.

Opteum has guaranteed certain obligations of OFS. If OFS fails to meet its financial obligations, Opteum may be forced to liquidate certain of Opteum's MBS assets to satisfy these guarantees which could negatively affect the Opteum's liquidity, results of operations and the value of the Company's Class A Common Stock and may result in margin calls from Opteum's lenders.

Opteum has guaranteed certain obligations of OFS, including obligations under OFS's funding facilities. Although OFS's funding facilities are secured by collateral, if OFS is unable to fulfill its obligations under such facilities and the value of the collateral is insufficient to repay OFS's obligations, Opteum may be required to pay such deficiency under its guarantees of OFS's obligations. To pay such deficiency, Opteum may be required to sell MBS portfolio assets to generate the cash necessary to pay OFS's creditors and such sales may negatively affect the Company's liquidity, results of operations and the value of the Company's Class A Common Stock. These sales may also result in margin calls from Opteum's lenders and transaction counterparties.

The Company's board of directors may change its operating policies and strategies without prior notice or stockholder approval and such changes could harm its business and results of operations and the value of its Class A Common Stock.

Although the Company's board of directors has no current plans to do so, it has the authority to modify or waive its current operating policies and its strategies (including its election to operate as a REIT) without prior notice to the stockholder and without stockholders approval. Any such changes to the Company's current operating policies and strategies may be unsuccessful and may have an adverse effect on its business, operating results and the market value of its Class A Common Stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

The Company believes its properties and leasehold interests are adequate for the conduct of its business as currently conducted.

The Company's executive offices and principal administrative offices are located at 3305 Flamingo Drive, Vero Beach, Florida 32963, an office building that Opteum purchased in December 2004.

In addition, OFS's primary office space is leased at W115 Century Road, Paramus, NJ 07652. This lease expires May 31, 2009. The annual rent for this location is approximately $840,000.

As of December 31, 2006, OFS leased offices in an additional 33 locations in 8 states, with remaining lease terms expiring at various dates through December 14, 2012. The aggregate annual rent for these locations is approximately $6.0 million.

ITEM 3. LEGAL PROCEEDINGS.

The Company is involved in various lawsuits and claims, both actual and potential, including some that it has asserted against others, in which monetary and other damages are sought. These lawsuits and claims relate primarily to contractual disputes arising out of the ordinary course of the Company's business. The outcome of such lawsuits and claims is inherently unpredictable. However, management believes that, in the aggregate, the outcome of all lawsuits and claims involving the Company will not have a material effect on the Company's consolidated financial position or liquidity; however, any such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

MARKET INFORMATION

The Company's Class A Common Stock is listed on the NYSE under the symbol "OPX". The Company's trading symbol on the NYSE was previously "BMM" and traded as "BMM" from September 16, 2004 through February 9, 2006. The Company changed its name from Bimini Mortgage Management, Inc. to Opteum Inc. and its NYSE symbol to "OPX" effective February 10, 2006. On March 6, 2007, the last sales price of the Class A Common Stock on the NYSE was $4.70 per share. The following table sets forth the high and low closing sale prices for the Company's Class A Common Stock as reported on the NYSE during 2005 and 2006.

	Class A Common Stock			
	2005		2006	
	High	Low	High	Low
First Quarter	$ 15.91	$ 13.80	$ 9.94	$ 7.78
Second Quarter	$ 15.10	$ 13.23	$ 9.19	$ 7.85
Third Quarter	$ 14.25	$ 11.25	$ 8.95	$ 7.94
Fourth Quarter	$ 11.31	$ 8.85	$ 8.60	$ 6.80

As of January 3, 2007, the Company had 24,515,717 shares of Class A Common Stock outstanding, which were held by 478 holders of record. The 477 holders of record include Cede & Co., which holds shares as nominee for The Depository Trust Company, which itself holds shares on behalf of over 100 beneficial owners of the Company's Class A Common Stock.

As of January 3, 2007, the Company had 319,388 shares of Class B Common Stock outstanding, which were held by 2 holders of record.

As of January 3, 2007, the Company had 319,388 shares of Class C Common Stock outstanding, which were held by one holder of record.

There is no established public trading market for Class B Common Stock or Class C Common Stock.

DIVIDEND DISTRIBUTION POLICY

The Company's ability to distribute the earnings of its taxable REIT subsidiary, OFS, is accomplished through the payment of some or all of their after-tax net income in the form of dividends to the parent. Certain contractual agreements with OFS's lenders may, under certain circumstances, limit the ability of OFS to pay dividends to the parent. Such restrictions also apply to interest on Opteum's inter-company loans to OFS.

The following table sets forth the cash distributions declared per share on the Company's Class A and Class B Common Stock in 2006 and 2005:

Cash Distributions Declared Per Share	2005	2006
First Quarter	$ 0.53	$ 0.11
Second Quarter	$ 0.40	$ 0.25
Third Quarter	$ 0.38	$ 0.05
Fourth Quarter	$ 0.14	$ 0.05

In order to maintain its qualification as a REIT under the Code, Opteum must make distributions to its stockholders each year in an amount at least equal to:

- 90% of its REIT taxable income (computed without regard to Opteum's deduction for dividends paid and its net capital gains);
- plus 90% of the excess of net income from foreclosure property over the tax imposed on such income by the Code;
- minus any excess non-cash income that exceeds a percentage of its income.

In general, Opteum's distributions will be applied toward these requirements if paid in the taxable year to which they relate, or in the following taxable year if the distributions are declared before it timely files its tax return for that year, the distributions are paid on or before the first regular distribution payment following the declaration, and it elects on its tax return to have a specified dollar amount of such distributions treated as if paid in the prior year. Distributions declared by Opteum in October, November or December of one taxable year and payable to a stockholder of record on a specific date in such a month are treated as both paid by Opteum and received by the stockholder during such taxable year, provided that the distribution is actually paid by Opteum by January 31 of the following taxable year.

The $0.05 dividend for the fourth quarter 2006, as shown in the foregoing schedule, will be treated for tax purposes for both the Company and its stockholders as a year 2007 dividend. While this dividend was declared by the Board of Directors in 2006, both the shareholder of record date and the payment date occurred in 2007. For GAAP financial reporting purposes, the dividend is a year 2006 event because it was declared by the Board of Directors in December 2006.

Opteum anticipates that distributions generally will be taxable as ordinary income to its stockholders, although a portion of such distributions may be designated by it as capital gain or may constitute a return of capital, as occurred in 2006. Opteum furnishes annually to each of its stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital or capital gains.

EQUITY COMPENSATION PLAN INFORMATION

The plan documents for the plans described in the footnotes below are included as Exhibits to this Form 10-K, and are incorporated herein by reference in their entirety. The following table provides information as of December 31, 2006, regarding the number of shares of Class A Common Stock that may be issued under the Company's equity compensation plans.

Plan Category	Total number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	-	-	-
Equity compensation plans not approved by security holders (2)	504,644 (3)	-	3,495,356 (4)
Total	504,644	-	3,495,356

(1) The Company has no equity compensation plans that have been approved by shareholders.
(2) Equity compensation plans not approved by shareholders include the Opteum Inc. 2003 Long Term Incentive Plan (the "LTI Plan") and the Opteum Inc. 2004 Performance Bonus Plan (the "Performance Bonus Plan"). . The LTI Plan is a broad-based equity incentive plan that permits the grant of stock options, restricted stock, phantom shares; dividend equivalent rights and other stock-based awards. Subject to adjustment upon certain corporate transactions or events, a maximum of 4,000,000 shares of Class A Common Stock (but no more than 10% of the number of shares of Class A Common Stock outstanding on any particular grant date) may be subject to awards under the LTI Plan. The Performance Bonus Plan is an annual bonus plan that permits the issuance of the Company's Class A Common Stock in payment of stock-based awards made under the plan. In 2006, no stock-based awards were made under the Performance Bonus Plan. No shares of the Company's stock have ever been issued under the Performance Bonus Plan.
(3) Represents the aggregate number of shares of Class A Common Stock remaining to be issued upon settlement of phantom share awards granted pursuant to the LTI Plan and outstanding as of December 31, 2006.
(4) Represents the maximum number of shares remaining available for future issuance under the terms of the LTI Plan irrespective of the 10% limitation described in footnote 2 above (i.e., 4,000,000 shares less the 504,644 shares reflected in column (a) above). Taking into account the 10% limitation and the number of shares of Class A Common Stock outstanding as of December 31, 2006, the maximum number of shares remaining available for future issuance under the terms of the LTI Plan as of December 31, 2006, was 1,946,928 shares.

SHARE PRICE PERFORMANCE GRAPH

The following graph compares the total cumulative stockholder return from a $100 investment in the Company's Class A Common Stock and in the stocks making up three comparative stock indices on September 16, 2004 (the date of the Company's listing on the NYSE) through December 31, 2006. The graph reflects stock price appreciation and the value of dividends paid on the Class A Common Stock and for each of the comparative indices.


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Opteum
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The above graph does not reflect the Company's third quarter dividend paid on October 8, 2004, because the record date of this dividend was prior to the Company's listing on the NYSE. Also, as noted above, this graph illustrates the Company's return vs. three competitive stock indices including the Russell 2000 Index, the Dow Jones KBW Mortgage Finance Index, and an RMBS REIT Index developed by the Company. The Residential Mortgage-backed Securitization ("RMBS") REIT Index weights Annaly Capital Management, Inc., Anworth Mortgage Asset Corporation, Luminent Mortgage Capital, Inc. and MFA Mortgage Investments, Inc. by market cap at the beginning of the same period.

ISSUER PURCHASES OF EQUITY SECURITIES

The following table shows Company repurchases of its common stock for each calendar month during the quarter ended December 31, 2006.

Calendar Month	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Amount That May Yet Be Purchased Under the Plans or Programs
October 2006	-	$ -	-	-
November 2006	16,809	7.84	-	-
December 2006	703	7.20	-	-
Total	17,512	$ 7.52	-	-

(1) The shares indicated in this table represent shares of common stock deemed to be repurchased in connection with the withholding of a portion of shares of Class A Common Stock to cover taxes on vested phantom shares.

ITEM 6. SELECTED FINANCIAL DATA.

The following selected financial data is derived from the Company's audited financial statements. The selected financial data should be read in conjunction with the more detailed information contained in the Company's financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

Readers are cautioned that because the merger with OFS did not close until the fourth quarter of 2005, the results of operations of OFS are only included in the Company's results of operations for the period November 3, 2005 (date of merger) through December 31, 2006, making comparisons to the Company's 2005 and 2004 results less meaningful.

Opteum Inc.

Selected Financial Data

(Amounts in thousands, except per share data)

	Year Ended December 31, 2006	Year Ended December 31, 2005	Year Ended December 31, 2004	September 24, 2003 (inception) through December 31, 2003
Consolidated Statements of Operations Data:				
Interest income	$ 255,008	$ 160,641	$ 49,634	$ 71
Interest expense	(241,483)	(123,659)	(22,635)	(20)
Net interest income	13,525	36,982	26,999	51
Other non-interest income	15,670	825	-	-
Net gain on sales of mortgage-backed-securities	-	1,994	95	-
Net servicing fee income (loss)	(8,199)	1,493	-	-
Expenses:				
Compensation and related benefits	35,003	10,986	2,498	36
Other expenses	62,806	10,245	1,739	282
Total expenses	97,809	21,231	4,237	318
Minority Interest	49	-	-	-
Income tax benefit	27,218	4,220	-	-
Net income (loss)	$ (49,546)	$ 24,283	$ 22,857	$ (267)
Basic and diluted income (loss) per Class A common share	$ (2.03)	$ 1.12	$ 1.97	$ (0.54)
Weighted average number of Class A common shares outstanding, used in computing basic and diluted per share amounts	24,066	21,422	11,452	498
Basic and diluted income (loss) per Class B common share	$ (1.99)	$ 1.16	2.05	$ -
Weighted average number of Class B common shares outstanding, used in computing basic and diluted per share amounts	319	319	160	-
Dividends declared per Class A common share	$ 0.46	$ 1.45	$ 1.97	$ -
Dividends declared per Class B common share	$ 0.46	$ 1.45	$ 1.06	$ -
Consolidated Balance Sheet Data:				
Mortgage-backed securities, at fair value	$ 5,715	$ 539	$ 72,074	$ 27,751
Mortgage-backed securities pledged as collateral, at fair value	2,803,019	3,493,490	2,901,159	197,991
Total mortgage-backed securities, at fair value	2,808,734	3,494,029	2,973,233	225,742
Total assets	3,937,634	4,805,102	3,128,418	245,286
Repurchase agreements	2,741,680	3,337,598	2,771,163	188,841
Long term obligations	103,097	103,097	-	-
Total liabilities	3,745,199	4,552,613	2,845,455	188,970
Total stockholders' equity	$ 192,435	$ 252,488	$ 282,962	$ 56,315
Class A common shares outstanding	24,516	23,567	20,369	4,012
Class A Redeemable preferred shares outstanding	-	1,223	-	-

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

FORWARD-LOOKING STATEMENTS

When used in this Annual Report on Form 10-K, in future filings with the Securities and Exchange Commission (the "Commission") or in press releases or other written or oral communications, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions, are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those described or incorporated by reference in Part I – Item 1A – Risk Factors of this Form 10-K. These and other risks, uncertainties and factors, including those described in reports that the Company files from time to time with the Commission, could cause the Company's actual results to differ materially from those reflected in such forward-looking statements. All forward-looking statements speak only as of the date they are made and the Company does not undertake, and specifically disclaims, any obligation to update or revise any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

The following discussion of the financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and related notes included elsewhere in this report.

DIVIDENDS TO STOCKHOLDERS

In order to maintain its qualification as a REIT, Opteum, is required (among other provisions) to annually distribute dividends to its stockholders in an amount at least equal to, generally, 90% of Opteum's REIT taxable income. REIT taxable income is a term that describes Opteum's operating results calculated in accordance with rules and regulations promulgated pursuant to the Internal Revenue Code.

Opteum's REIT taxable income is computed differently from net income as computed in accordance with generally accepted accounting principles ("GAAP net income"), as reported in the Company's accompanying consolidated financial statements. Depending on the number and size of the various items or transactions being accounted for differently, the differences between REIT taxable income and GAAP net income can be substantial and each item can affect several reporting periods. Generally, these items are timing or temporary differences between years; for example, an item that may be a deduction for GAAP net income in the current year may not be a deduction for REIT taxable income until a later year.

As a REIT, Opteum may be subject to a federal excise tax if Opteum distributes less than 85% of its taxable income by the end of the calendar year. Accordingly, Opteum's dividends are based on its taxable income, as determined for federal income tax purposes, as opposed to its net income computed in accordance with GAAP (as reported in the accompanying consolidated financial statements).

In future periods, Opteum's REIT taxable income may grow to be even greater than the Company's consolidated GAAP net income because Opteum earns taxable interest income on an inter-company loan that Opteum has made to OFS. Although this taxable interest income is not reported on the Company's consolidated financial statements because it is eliminated in consolidation in accordance with GAAP, it is included in Opteum's REIT taxable income that must be distributed annually to stockholders.

The Company's ability to distribute the earnings of its taxable REIT subsidiary, OFS, is accomplished through the payment of some or all of their after-tax net income in the form of dividends to the parent. Certain contractual agreements with OFS's lenders may, under certain circumstances, limit the ability of OFS to pay dividends to the parent. Such restrictions also apply to interest on Opteum's inter-company loans to OFS described above.

RESULTS OF OPERATIONS

2006 v. 2005 PERFORMANCE OVERVIEW

Described below are the Company's results of operations for the twelve months ended December 31, 2006, as compared to the Company's results of operations for the twelve months ended December 31, 2005. Readers are cautioned that because the merger with OFS did not close until the fourth quarter of 2005, the results of operations of OFS are only included in the Company's results of operations for the period November 3, 2005 through December 31, 2005, making comparisons to the Company's prior year results less meaningful.

The Company's results of operations for the twelve months ended December 31, 2006, were negatively affected by changes in various market interest rates, including short-term rates, due primarily to the monetary policy actions of the Federal Reserve during this period. The Company's financing is based on short-term rates, which increased during these periods faster than the yields on Opteum's MBS portfolio. The increase in short-term borrowing rates also negatively impacted the net interest spread earned by OFS on its mortgage loans held for sale due to increases in the funding costs associated with warehouse lines of credit used to fund its mortgage loan originations.

Consolidated net income/(loss) for the year ended December 31, 2006, was ($49.5) million, compared to $24.3 million for the year ended December 31, 2005, respectively. Consolidated net loss per basic and diluted share of Class A Common Stock was ($2.03) for the year ended December 31, 2006, compared to $1.12 of per share income, for the comparable prior periods.

Included in the Company's consolidated results is $13.5 million of consolidated net interest income for the year ended December 31, 2006, compared to $37.0 million of net interest income for the year ended December 31, 2005. For the twelve months ended December 31, 2006, consolidated interest income of $255.0 million was partially offset by consolidated interest expense of $241.5 million. These figures are not reflected as annualized net yields on invested assets as was previously reported since the figures represent blended net interest earnings on both Opteum's MBS portfolio and mortgage loans held for sale by OFS.

For the twelve months ended December 31, 2006, the Company's consolidated general and administrative costs were $96.8 million. Operating expenses, which incorporate trading costs, fees and other direct costs, were $1.0 million for the twelve months ended December 31, 2006.

For the year ended December 31, 2006, comprehensive income/(loss) was ($49.8) million including the net unrealized gain/(loss) on available-for-sale securities of ($10.3) million and the reclassification of $10.0 million other-than-temporary losses on certain MBS assets expected to be sold in 2007. For the year ended December 31, 2005, comprehensive income/(loss) was ($49.1) million including the net unrealized loss on available-for-sale securities of ($73.3) million. The factors resulting in the unrealized loss on available-for-sale securities are described below.

Comprehensive (loss) income is as follows:

(in thousands)

	Year Ended December 31, 2006	2005	2004
Net (loss) income	$ (49,546)	$ 24,283	$ 22,857
Reclassify other-than-temporary loss on MBS	9,971	-	-
Plus unrealized (loss) on available-for-sale securities, net	(10,250)	(73,345)	(1,041)
Comprehensive (loss)	$ (49,825)	$ (49,062)	$ (21,816)

Accumulated other comprehensive loss, as reflected in stockholders' equity, increased approximately $0.3 million from December 31, 2005, to December 31, 2006. This is reflective of an overall decline in the fair value of Opteum's MBS portfolio as compared to the original aggregate purchase price of Opteum's MBS as well as the reclassification of other-than-temporary losses from accumulated other comprehensive loss to the income statement for the MBS assets that were expected to be sold in the first quarter of 2007. Changes in interest rates over time are the primary market factor for this value decline; generally, as interest rates rise, the value of long-term interest rate sensitive securities decline. The value of the majority of Opteum's assets is driven by movements in short-term rates—rates typically less than two years—and these rates increased substantially over the period. Additionally, as longer-term rates decreased, prepayment expectations increased resulting in a widening in the spreads at which Opteum's assets are priced.

The Company has negative retained earnings (titled "Accumulated deficit" in the stockholders' equity section of the accompanying consolidated financial statements) at December 31, 2006 and 2005, partially because of the consequences of Opteum's tax qualification as a REIT. As is more fully described in the "Dividends to Stockholders" section above, Opteum's dividends are based on its REIT taxable income, as determined for federal income tax purposes, and not on its net income computed in accordance with GAAP (as reported in the accompanying consolidated financial statements).

For the year ended December 31, 2006, Opteum's REIT taxable income was approximately $12.0 million greater than Opteum's net income computed in accordance with GAAP. During 2006, Opteum's most significant items and transactions being accounted for differently for tax than for GAAP include interest on inter-company loans with OFS, other-than-temporary impairment losses on the MBS portfolio, equity plan stock awards, depreciation of property and equipment and the accounting for debt issuance costs. The impairment losses on the MBS portfolio will be recognized in 2007 for tax purposes as the actual sales of the securities are completed. The debt issuance costs are being amortized, and property and equipment are being depreciated, over different useful lives for tax purposes. The future deduction of equity plan stock compensation against REIT taxable income is uncertain both as to the year (as the timing of the tax impact of each restricted stock award is up to each employee who has received a grant) and as to the amount, because the tax impact is measured at the fair value of the shares as of a future date, and this amount may be greater than or less than the financial statement expense already recognized by Opteum. Since inception through December 31, 2006, Opteum's taxable income is approximately $14.9 million greater than Opteum's financial statement net income as computed in accordance with GAAP.

Therefore, to the extent that Opteum's cumulative REIT taxable income is greater than cumulative GAAP net income and Opteum continues to pay out as dividends all of its REIT taxable income, the Company will continue to report a deficit in retained earnings on its balance sheet.

2006 v. 2005 PERFORMANCE OF OPTEUM'S MBS PORTFOLIO

For the year ended December 31, 2006, the REIT generated $10.6 million of net interest income. Included in these results were $179.9 million of interest income, offset by $169.3 million of interest expense. For the year ended December 31, 2005, the REIT generated $37.1 million of net interest income, including $154.5 million of interest income, offset by $117.5 million of interest expense.

Opteum recorded a $10.0 million other-than-temporary loss during the year ended December 31, 2006 associated with certain MBS assets that were expected to be sold in the first quarter of 2007. For the year ended December 31, 2005, Opteum reported $2.0 million in gains from the sale of MBS.

At December 31, 2006, Opteum's MBS portfolio consisted of $2.8 billion of agency or government MBS at fair value and had a weighted average yield on assets of 4.77% and a net weighted average borrowing cost of 5.31%. The following tables summarize Opteum's agency and government mortgage related securities as of December 31, 2006:

(in thousands)

Asset Category		Market Value	Percentage of Entire Portfolio	Weighted Average Coupon	Weighted Average Maturity in Months	Longest Maturity	Weighted Average Coupon Reset in Months	Weighted Average Lifetime Cap	Weighted Average Periodic Cap
Adjustable-Rate MBS	$	2,105,818	74.98%	5.12%	324	1-Apr-44	4.63	10.26%	1.80%
Fixed-Rate MBS		585,911	20.86%	6.49%	250	1-Sep-36	n/a	n/a	n/a
Hybrid Adjustable-Rate MBS		76,488	2.72%	4.71%	331	1-Nov-35	19.15	10.29%	1.98%
Balloon Maturity MBS		40,517	1.44%	4.02%	36	1-Feb-11	n/a	n/a	n/a
Total Portfolio	$	2,808,734	100.00%	5.38%	305	1-Apr-44	5.14	10.26%	1.80%

Agency		Market Value	Percentage of Entire Portfolio
Fannie Mae	$	1,887,110	67.19%
Freddie Mac		498,861	17.76%
Ginnie Mae		422,763	15.05%
Total Portfolio	$	2,808,734	100.00%

Entire Portfolio		
Weighted Average Purchase Price	$	102.34
Weighted Average Current Price	$	101.04
Effective Duration (1)		1.023

(1) Effective duration of 1.02 indicates that an interest rate increase of 1% would be expected to cause a 1.02% decline in the value of the MBS in the Company's investment portfolio.

In evaluating Opteum's MBS portfolio assets and their performance, Opteum's management team primarily evaluates these critical factors: asset performance in differing interest rate environments, duration of the security, yield to maturity, potential for prepayment of principal and the market price of the investment.

Opteum's portfolio of MBS will typically be comprised of adjustable-rate, fixed-rate, hybrid adjustable-rate MBS and balloon maturity. Opteum seeks to acquire low duration assets that offer high levels of protection from mortgage prepayments. Although the duration of an individual asset can change as a result of changes in interest rates, Opteum strives to maintain a portfolio with an effective duration of less than 2.0. The stated contractual final maturity of the mortgage loans underlying Opteum's portfolio of MBS generally ranges up to 30 years. However, the effect of prepayments of the underlying mortgage loans tends to shorten the resulting cash flows from Opteum's investments substantially. Prepayments occur for various reasons, including refinancing of underlying mortgages and loan payoffs in connection with home sales. In order to reduce leverage Opteum did not reinvest most of the proceeds of the mortgage loan prepayments and scheduled principal payments that occurred from May through the end of 2006. The last time mortgage assets were added to the Opteum portfolio was on November 15, 2006.

Prepayments on the loans underlying Opteum's MBS can alter the timing of the cash flows from the underlying loans to the Company. As a result, Opteum gauges the interest rate sensitivity of its assets by measuring their effective duration. While modified duration measures the price sensitivity of a bond to movements in interest rates, effective duration captures both the movement in interest rates and the fact that cash flows to a mortgage related security are altered when interest rates move. Accordingly, when the contract interest rate on a mortgage loan is substantially above prevailing interest rates in the market, the effective duration of securities collateralized by such loans can be quite low because of expected prepayments. Although some of the fixed-rate MBS in Opteum's portfolio are collateralized by loans with a lower propensity to prepay when the contract rate is above prevailing rates, their price movements track securities with like contract rates and therefore exhibit similar effective duration.

At December 31, 2006, approximately 50.8% of Opteum's 15-year fixed-rate coupon MBS and approximately 46.3% of Opteum's 30-year fixed-rate coupon MBS contain only loans with principal balances of $85,000 or less. Because of the low loan balance on these mortgages, Opteum believes borrowers have a lower economic incentive to refinance and have historically prepaid more slowly than comparable securities.

The value of Opteum's MBS portfolio changes as interest rates rise or fall. Opteum faces the risk that the market value of its assets will increase or decrease at different rates than that of its liabilities, including its hedging instruments. Opteum primarily assesses its interest rate risk by estimating the duration of its assets and the duration of its liabilities. Duration essentially measures the market price volatility of financial instruments as interest rates change. Opteum generally calculates duration using various financial models and empirical data and different models and methodologies can produce different duration numbers for the same securities.

The following sensitivity analysis shows the estimated impact on the fair value of Opteum's interest rate-sensitive investments at December 31, 2006, assuming rates instantaneously fall 100 basis points, rise 100 basis points and rise 200 basis points:

(in thousands)

	Interest Rates Fall 100 Basis Points	Interest Rates Rise 100 Basis Points	Interest Rates Rise 200 Basis Points
Adjustable-Rate MBS			
(Fair Value $2,105,818)			
Change in fair value	$ 12,771	$ (12,771)	$ (25,542)
Change as a percent of fair value	0.61%	(0.61%)	(1.21%)
Fixed-Rate MBS			
(Fair Value $585,911)			
Change in fair value	$ 15,468	$ (15,468)	$ (30,937)
Change as a percent of fair value	2.64%	(2.64%)	(5.28%)
Hybrid Adjustable-Rate MBS			
(Fair Value $76,488)			
Change in fair value	$ 1,095	$ (1,095)	$ (2,189)
Change as a percent of fair value	1.43%	(1.43%)	(2.86%)
Balloon Maturity MBS			
(Fair Value $40,517)			
Change in fair value	$ 790	$ (790)	$ (1,579)
Change as a percent of fair value	1.95%	(1.95%)	(3.90%)
Cash			
(Fair Value $92,506)			
Portfolio Total			
(Fair Value $2,808,734)			
Change in fair value	$ 30,124	$ (30,124)	$ (60,247)
Change as a percent of fair value	1.07%	(1.07%)	(2.14%)

The table below reflects the same analysis presented above but with the figures in the columns that indicate the estimated impact of a 100 basis point fall or rise adjusted to reflect the impact of convexity.

(in thousands)

	Interest Rates Fall 100 Basis Points	Interest Rates Rise 100 Basis Points	Interest Rates Rise 200 Basis Points
Adjustable-Rate MBS			
(Fair Value $2,105,818)			
Change in fair value	$ 6,300	$ (17,333)	$ (43,646)
Change as a percent of fair value	0.30%	(0.82%)	(2.07%)
Fixed-Rate MBS			
(Fair Value $585,911)			
Change in fair value	$ 11,410	$ (18,190)	$ (39,909)
Change as a percent of fair value	1.95%	(3.10%)	(6.81%)
Hybrid Adjustable-Rate MBS			
(Fair Value $76,488)			
Change in fair value	$ 841	$ (1,297)	$ (2,926)
Change as a percent of fair value	1.10%	(1.70%)	(3.83%)
Balloon Maturity MBS			
(Fair Value $40,517)			
Change in fair value	$ 743	$ (803)	$ (1,604)
Change as a percent of fair value	1.83%	(1.98%)	(3.96%)
Cash			
(Fair Value $92,506)			
Portfolio Total			
(Fair Value $2,808,734)			
Change in fair value	$ 19,294	$ (37,623)	$ (88,085)
Change as a percent of fair value	0.69%	(1.34%)	(3.14%)

In addition to changes in interest rates, other factors impact the fair value of Opteum's interest rate-sensitive investments and hedging instruments, such as the shape of the yield curve, market expectations as to future interest rate changes and other market conditions. Accordingly, in the event of changes in actual interest rates, the change in the fair value of Opteum's assets would likely differ from that shown above and such difference might be material and adverse to Opteum's stockholders.

For reference, the table below shows the principal balance of Opteum's investment securities, the net unamortized premium, amortized cost of securities held, average cost expressed as a price, the fair market value of investments and the fair market value expressed as a price for the current quarter and each of the previous eleven quarters for the portfolio of MBS securities only. The data in the table below does not include information pertaining to OFS.

(in thousands)

Quarter Ended	Principal Balance of Investment Securities Held	Unamortized Premium (Net)	Amortized Cost of Securities Held	Amortized Cost/Principal Balance Held	Fair Market Value of Investment Securities Held	Fair Market Value/Principal Balance Held
At December 31, 2006	$ 2,779,867	$ 115,612	$ 2,895,479	104.16	$ 2,808,734	101.04
At September 30, 2006	3,055,791	122,300	3,178,091	104.00	3,080,060	100.79
At June 30, 2006	3,396,910	120,769	3,517,679	103.56	3,407,288	100.31
At March 31,2006	3,515,113	111,361	3,626,473	103.17	3,538,554	100.67
At December 31, 2005	3,457,891	112,636	3,570,527	103.26	3,494,029	101.05
At September 30, 2005	3,797,401	113,393	3,910,793	102.99	3,858,320	101.60
At June 30, 2005	3,784,668	114,673	3,899,341	103.03	3,876,206	102.42
At March 31, 2005	3,212,517	109,390	3,321,907	103.41	3,299,052	102.69
At December 31, 2004	2,876,319	97,753	2,974,072	103.40	2,973,233	103.37
At September 30, 2004	1,589,829	48,499	1,638,328	103.05	1,638,264	103.05
At June 30, 2004	1,479,500	38,034	1,517,534	102.57	1,508,421	101.96
At March 31, 2004	1,473,584	39,535	1,513,119	102.68	1,516,540	102.92

The table below shows Opteum's average investments held, total interest income, yield on average earning assets, average repurchase obligations outstanding, interest expense, average cost of funds, net interest income and net interest spread for the quarter ended December 31, 2006, and the eleven previous quarters for Opteum's portfolio of MBS securities only. The data in the table below does not include information pertaining to OFS's results of operations. As indicated in the table below, Net Interest Spread contracted in the third and fourth quarters of 2006 as funding costs continued to rise at a rate greater than the rate of increase on investment securities held.

RATIOS FOR THE QUARTERS HAVE BEEN ANNUALIZED

(in thousands)

Quarter Ended	Average Investment Securities Held	Total Interest Income	Yield on Average Interest Earning Assets	Average Balance of Repurchase Obligations Outstanding	Interest Expense	Average Cost of Funds	Net Interest Income	Net Interest Spread
December 31, 2006	$ 2,944,397	$ 35,162	4.78%	$ 2,869,210	$ 40,400	5.63%	$ (5,238)	(0.86%)
September 30, 2006	3,243,674	45,850	5.65%	3,151,813	42,710	5.42%	3,140	0.23%
June 30, 2006	3,472,921	57,027	6.57%	3,360,421	42,829	5.10%	14,198	1.47%
March 31, 2006	3,516,292	42,345	4.82%	3,375,777	37,661	4.46%	4,684	0.35%
December 31, 2005	3,676,175	43,140	4.69%	3,533,486	35,913	4.07%	7,227	0.63%
September 30, 2005	3,867,263	43,574	4.51%	3,723,603	33,102	3.56%	10,472	0.95%
June 30, 2005	3,587,629	36,749	4.10%	3,449,744	26,703	3.10%	10,045	1.00%
March 31, 2005	3,136,142	31,070	3.96%	2,976,409	19,842	2.67%	11,228	1.30%
December 31, 2004	2,305,748	20,463	3.55%	2,159,891	10,824	2.01%	9,639	1.55%
September 30, 2004	1,573,343	11,017	2.80%	1,504,919	4,253	1.13%	6,764	1.67%
June 30, 2004	1,512,481	10,959	2.90%	1,452,004	4,344	1.20%	6,615	1.70%
March 31, 2004	871,140	7,194	3.30%	815,815	2,736	1.34%	4,458	1.96%

For the three months ended December 31, 2006, interest income of $39.2 million was reduced by $4.0 million due to the quarterly retrospective adjustment for such period resulting in interest income of $35.2 million. The 586.7 basis point yield on average interest earning assets during such period was reduced by 54.5 basis points due to the quarterly retrospective adjustment for such period resulting in a 532.2 yield on average interest earning assets.

- For the three months ended December 31, 2005, interest income of $43.1 million included $3.2 million due to the quarterly retrospective adjustment for such period. The 469.4 basis point yield on average interest earning assets during such period included 35.3 basis points due to the quarterly retrospective adjustment for such period.

2006 v. 2005 PERFORMANCE OF OFS

The principal business activities of OFS are the origination and sale of mortgage loans. In addition, as part of the securitization of loans sold, OFS retains an interest in the resulting residual interest cash flows more fully described below. Finally, OFS services the loans securitized as well as some loans sold on a whole loan basis.

At December 31, 2006 and December 31, 2005, OFS owned $749.8 million and $894.2 of mortgage loans which were classified as mortgage loans held for sale. Gains realized on the sale of mortgage loans held for sale for the year ended December 31, 2006, were $15.5 million. These gains are net of the effects of the mark to market of IRLCs and loans held for sale prior to the sale date of ($0.1) million. For the year ended December 31, 2005, the Company realized gains on the sale of mortgage loans held for sale of $0.9 million.

Gains on mortgage banking activities include changes in the fair value of retained interests in securitizations and the associated hedge gains or losses. Excluding changes in fair value of retained interests in securitizations net of hedge gains and losses, OFS had gains from sales of mortgages held for sale of $86.1 million for the year ended December 31, 2006 and $1.2 million for the period November 3, 2005 (date of merger) through December 31, 2005.

The retained interests in securitizations represent residual interests in loans originated or purchased by OFS prior to securitization. These retained interests are classified on the accompanying consolidated balance sheet as Retained Interest, Trading. The total fair market value of these retained interests was approximately $104.2 million as of December 31, 2006. Fluctuations in value of retained interests are primarily driven by projections of future interest rates (the forward LIBOR curve), the discount rate used to determine the present value of the residual cash flows and prepayment and loss estimates on the underlying mortgage loans. Due to movements in interest rates, particularly forward LIBOR rates, the market value of the retained interests decreased by $6.3 million and increased by $3.7 million, respectively, for the twelve months ended December 31, 2006 and the period November 3, 2005 through December 31, 2005. The net increase in the carrying amount of retained interests on the consolidated balance sheet of $6.2 million for the twelve months ended December 31, 2006 includes the addition of $16.9 million of new retained interests in securitizations associated with two securitizations consummated in the first six months of the year. Net of these additions, the value of the retained interests in securitizations declined over the twelve months ended December 31, 2006 by $10.7 million, as a result of cash received from the retained interests of $4.4 million and the ($6.3) million fair value adjustment due to upward movements in forward LIBOR rates referred to above.

It is the Company's intention to hedge these retained interests so as to protect earnings from an unexpected change due to a decline in value of the retained interests. However, movements in the variables that affect the value of the retained interests, in particular forward LIBOR rates and prepayment estimates, also affect retrospective adjustments to the effective interest computation of the Opteum MBS portfolio and the value of the Company's MSRs. Movements in these two variables have the opposite effect on the value of the retained interests and the retrospective adjustment to the effective interest computation of the Opteum MBS portfolio and the MSRs. Since movements in these two variables affect reported earnings in an offsetting fashion, they tend to naturally hedge the Company's earnings when taken as a whole. Accordingly, the Company takes this fact into consideration when constructing and implementing the hedging strategy.

The results above include net losses on hedging transactions of $6.2 million for the twelve months ended December 31, 2006 and no losses or gains for the period November 3, 2005 through December 31, 2005.

The table below provides details of OFS's gain/(loss) on mortgage activities for the year ended December 31, 2006 and the period November 3, 2005 (date of merger) through December 31, 2005.

GAINS ON MORTGAGE BANKING ACTIVITIES

(in thousands)

	For the year ended December 31, 2006	For the Period November 3, 2005 (date of merger) through December 31, 2005
Fair Value adjustment of retained interests, trading	$ (6,324)	$ 3,660
Gain on sales of mortgage loans	86,124	1,213
Fees on brokered loans	5,731	936
Gain/(loss) on derivatives	(5,630)	(3,660)
Direct loan origination expenses, deferred	(95)	8,663
Gain/(loss) on Residual Hedge	(6,204)	-
Write off purchased pipeline (Purchase accounting Adjustment)	(534)	-
Fees earned, brokering	2,385	381
Net origination points and fees		
Direct loan origination expenses, reclassified	(59,895)	(10,343)
Net gain on sale of mortgage loans	15,558	850
Change in market value of IRLC's	626	-
Change in market value of mortgage loans held for sale	(726)	-
Gain/(loss) on mortgage banking activities	$ 15,458	$ 850

In order to offset the adverse affect of movements in interest rates on mortage loans held for sale OFS engages in hedging activities. The results of such hedging activities is included with the results of hedging activities with respect to retained interest in securitizations and respect to retained interest in securitizations and reported below as gain/(loss) on derivatives.

For the twelve months ended December 31, 2006 and the period November 3, 2005 (date of merger) through December 31, 2005, OFS originated mortgage loans of $6.3 billion and $1.0 billion, respectively. For the same periods, OFS sold $6.2 billion and $1.3 billion of these originated mortgage loans. Of the originated mortgage loans sold during the twelve months ended December 31, 2006 and the period November 3, 2005 (date of merger) through December 31, 2005, $3.8 billion and $1.1 billion, respectively, were sold on a servicing retained basis. The 2005 loan sales had a minimal impact on the revenue of the Company, as the loans had been marked to their market value through the purchase accounting adjustments with the acquisition of OFS on November 3, 2005

For the year ended December 31, 2006 and the period November 3, 2005 (date of merger) through December 31, 2005, OFS had net servicing income (loss) of ($8.2) million and $1.5 million, respectively. The results for the twelve month periods were driven primarily by negative fair value adjustments to the MSRs (inclusive of run-off of the servicing portfolio) and the Company's early adoption of SFAS 156 on January 1, 2006 (See Note 5 in the accompanying Consolidated Financial Statements for further information).

As of December 31, 2006, OFS held originated MSRs on approximately $9.4 billion in mortgages with a fair market value of approximately $98.9 million. For the twelve months ended December 31, 2006 the net fair value adjustments to the MSRs were a decrease of $12.9 million and there were no net fair value adjustments to MSR for the period November 3, 2005 through December 31, 2005. Included in the net figures for the twelve months ended December 31, 2006 and the period

November 3, 2005 (date of merger) through December 31, 2005, are declines in fair value due to run-off of $20.1 million and $2.4 million and adjustments due to (decreases)/increases in fair value of ($14.6) million and $0 million, respectively.

OFS had interest rate lock commitments ("IRLCs"), along with other instruments that are hedges for both these IRLCs and retained interests, securitizations, and both are considered derivatives. The changes to the fair value of these derivatives from inception to the period end are recorded at their fair value with the resulting gain or loss reflected in current period earnings. The result of the changes in the fair value of these derivatives was a loss of approximately $6.2 million as of December 31, 2006.

Actual margins associated with sales of mortgage loans at OFS during 2006 were less on average during the year than had been anticipated due largely to stiff competition in the marketplace for mortgage originations. The difference in actual margin represents the largest component of operating losses incurred in 2006. Exacerbating these lower-than-expected loan sale margins was an increase in loan loss reserves as a result of increases in early payment defaults on fourth quarter 2006 originations, a decline in value of OFS's retained interests in securitizations, and net losses on hedge transactions related to both mortgage servicing rights and the retained interests.

OFS's total loan loss provision in 2006 was $13.3 million. Of that amount, $7.3 million was reserved in the fourth quarter of 2006. The actual loan losses realized in 2006 were $7.5 million, $3.3 million of which were realized during the fourth quarter of 2006. The additional reserves were due to anticipated increases in early payment defaults on fourth quarter 2006 originations. As of December 31, 2006, the Company's valuation allowance for loan losses was $8.0 million, compared with $2.2 million as of December 31, 2005.

In response to these results and to the secular development of brokerage firms acquiring mortgage lenders that are then provided with significantly lower funding costs, the Company's management team worked closely with key lenders to improve asset funding rates and initial margin rates. In late December 2006, Opteum announced that it had sold to Citigroup Global Markets Realty Corp. ("Citigroup Realty") a 7.5% non-voting Class B limited liability company membership interest in OFS for $4,125,000 and amendments to OFS's financing facilities with Citigroup Realty that the Company currently believes, based on 2007 projected production levels, will lead to approximately $5.5 million to $6 million in savings at OFS. Opteum also granted Citigroup Realty the option, exercisable at any time before December 21, 2007, to purchase an additional 7.49% non-voting Class B limited liability company membership interest in OFS for $4,119,500.

Over the course of 2006, the Company carefully reviewed all positions at OFS in order to assess the criticalness of each job position to OFS's operations. This resulted in the elimination of 272 positions at OFS. However, OFS's expansion into northern Florida, the Midwest and San Diego resulted in the addition of 78 new sales or sales-support personnel. As of December 31, 2006, OFS employed 887 total associates, which is a net reduction of 194 positions from December 31, 2005. The combined savings from staff reductions and new lending agreements should result in significantly leaner operations at OFS in 2007 than in the past.

2005 v. 2004 PERFORMANCE OVERVIEW

Described below are the Company's results of operations for the twelve months ended December 31, 2005, as compared to the Company's results of operations for the twelve months ended December 31, 2004. Readers are cautioned that because the merger with OFS did not close until the fourth quarter of 2005, the results of operations of OFS are only included in the Company's results of operations for the period November 3, 2005 (date of merger) through December 31, 2005, making comparisons to the Company's prior year results less meaningful.

The Company's results of operations for the year ended December 31, 2005, were negatively affected by changes in various market interest rates, including short-term rates, due primarily to the monetary policy actions of the Federal Reserve during these periods. The Company's financing is based on short-term rates, which increased during these periods faster than the yields on Opteum's MBS portfolio. The increase in short-term borrowing rates also negatively impacted the net interest spread earned by OFS on its mortgage loans held for sale due to increases in the funding costs associated with warehouse lines of credit used to fund its mortgage loan originations.

Consolidated net income/(loss) for the twelve months ended December 31, 2005, was $24.3 million compared to $22.9 million for the twelve months ended December 31, 2004. Consolidated net income per basic and diluted share of Class A Common Stock was $1.12 for the twelve months ended December 31, 2005 compared to $1.97 of per share income for the twelve months ended December 31, 2004.

Included in the Company's consolidated results are $37.0 million of consolidated net interest income for the twelve months ended December 31, 2005 compared to $27.0 million of net interest income for the twelve months ended December 31, 2004. For the twelve months ended December 31, 2005 and 2004, consolidated interest income of $160.6 million and $49.6 million, respectively, was partially offset by consolidated interest expense of $123.7 million and $22.6 million, respectively. These figures are not reflected as annualized net yields on invested assets as was previously reported since the figures represent blended net interest earnings on both Opteum's MBS portfolio and mortgage loans held for sale by OFS.

For the twelve months ended December 31, 2005 the Company's general and administrative costs were $20.2 million which include consolidated results from November 3, 2005 through December 31, 2005. For the year ended December 31, 2004 general and administrative costs were $3.5 million. Operating expenses, which incorporate trading costs, fees and other direct costs, were $1.0 million and $0.7 million for the twelve months ended December 31, 2005 and 2004, respectively.

For the twelve months ended December 31, 2005 and 2004, comprehensive income/(loss) was ($49.1) million including the net unrealized gain/(loss) on available-for-sale securities of ($73.3) million and $21.8 million including the net unrealized loss on available-for-sale securities of ($1.0) million, respectively. The factors resulting in the unrealized loss on available-for-sale securities are described below.

Comprehensive (loss) income is as follows:

(in thousands)

	Year Ended December 31, 2005	2004
Net income	$ 24,283	$ 22,857
Plus unrealized (loss) on available-for-sale securities, net	(73,345)	(1,041)
Comprehensive (loss) income	$ (49,062)	$ 21,816

Accumulated other comprehensive loss, as reflected in stockholders' equity, increased approximately ($75.3) million from December 31, 2004, to December 31, 2005. This is reflective of an overall decline in the fair value of Opteum's MBS portfolio as compared to the original aggregate purchase price of Opteum's MBS. Changes in interest rates over time are the primary market factor for this value decline; generally, as interest rates rise, the value of long-term interest rate sensitive securities decline. The value of the majority of Opteum's assets is driven by movements in short-term rates—rates typically less than two years—and these rates increased substantially over the period. Additionally, as longer-term rates decreased, prepayment expectations increased resulting in a widening in the spreads at which Opteum's assets are priced.

The Company has negative retained earnings (titled "Accumulated deficit" in the stockholders' equity section of the accompanying consolidated financial statements) at December 31, 2005, partially because of the consequences of Opteum's tax qualification as a REIT. As is more fully described in the "Dividends to Stockholders" section above, Opteum's dividends are based on its REIT taxable income, as determined for federal income tax purposes, and not on its net income computed in accordance with GAAP (as reported in the accompanying consolidated financial statements).

For the twelve months ended December 31, 2005, Opteum's REIT taxable income was approximately $2.1 million greater than Opteum's net income computed in accordance with GAAP. A substantial portion of this amount is attributable to timing differences in the recognition of compensation expense attributable to phantom stock awards. With respect to the phantom stock awards, the future deduction of this temporary difference is uncertain both as to the year (as the timing of the tax impact of each phantom stock award is up to each employee who has received an award) and as to the amount (the amount of the tax impact is measured at the fair value of the shares as of a future date and this amount may be greater than or less than the financial statement deduction already taken by Opteum). Since inception through December 31, 2005, Opteum's taxable income is approximately $3.0 million greater than Opteum's financial statement net income as computed in accordance with GAAP.

Therefore, to the extent that Opteum's cumulative taxable income is greater than cumulative GAAP net income and Opteum continues to pay out as dividends all of its REIT taxable income, the Company will continue to report a deficit in retained earnings on its balance sheet.

2005 v. 2004 PERFORMANCE OF OPTEUM'S MBS PORTFOLIO

For the twelve month periods ended December 31, 2005 and 2004, Opteum's MBS portfolio generated $37.0 million and $27.0 million, respectively, of net interest income. Included in these results were $160.6 million and $49.6 million, respectively, of interest income, offset by $123.7 million and $22.6 million, respectively, of interest expense.

For the twelve month period ended December 31, 2005 and 2004, Opteum reported $2.0 million and $0.1 million, respectively, in gains from the sale of MBS.

At December 31, 2005, Opteum's MBS portfolio consisted of $3.5 billion of agency or government MBS at fair value and had a weighted average yield on assets of 4.21% and a net weighted average borrowing cost of 4.15%. The following tables summarize Opteum's agency and government mortgage related securities as of December 31, 2005:

(in thousands)

Asset Category		Market Value	Percentage of Entire Portfolio	Weighted Average Coupon	Weighted Average Maturity in Months	Longest Maturity	Weighted Average Coupon Reset in Months	Weighted Average Lifetime Cap	Weighted Average Periodic Cap
Adjustable-Rate Mortgage-Backed Securities	$	2,006,767	57.43%	4.44%	334	1-Dec-42	4.48	10.48%	1.76%
Fixed-Rate Mortgage-Backed Securities	$	562,874	16.11	6.92	274	1-Jun-35	n/a	n/a	n/a
Fixed Rate CMO	$	72,493	2.07	5.56	329	25-Jul-34	n/a	n/a	n/a
Hybrid Adjustable-Rate Mortgage-Backed Securities	$	705,337	20.19	4.30	340	1-Apr-44	19.81	9.92%	1.73
Balloon Maturity Mortgage-Backed Securities	$	48,558	1.40	4.06	48	1-Feb-11	n/a	n/a	n/a
Fixed Rate Agency Debt	$	98,000	2.80	4.00	50	25-Feb-10	n/a	n/a	n/a
Total Portfolio	$	3,494,029	100.00%	4.82%	313	1-Apr-44	8.47	10.33%	1.75%

Agency		Market Value	Percentage of Entire Portfolio
Fannie Mae	$	2,125,287	60.83%
Freddie Mac		737,012	21.09%
Ginnie Mae		631,730	18.08%
Total Portfolio	$	3,494,029	100.00%

Entire Portfolio		
Effective Duration (1)		1.28
Weighted Average Purchase Price	$	102.65
Weighted Average Current Price	$	101.05

(1) Effective duration of 1.28 indicates that an interest rate increase of 1% would be expected to cause a 1.28% decline in the value of the MBS in the Company's investment portfolio.

At December 31, 2005, approximately 49.3% of Opteum's 15-year fixed-rate coupon MBS and approximately 36.7% of Opteum's 30-year fixed-rate coupon MBS contained only loans with principal balances of $85,000 or less. Because of the low loan balance on these mortgages, Opteum believes borrowers have a lower economic incentive to refinance and have historically prepaid more slowly than comparable securities.

For the three months ended December 31, 2005, $3.2 million of the $43.1 million of interest income was derived from the quarterly retrospective adjustment. The adjustment represented 35.3 basis points of the 469.4 basis points of the yield on average interest earning assets. For the three months ended December 31, 2004, $1.3 million of the $20.5 million of interest income was derived from the quarterly retrospective adjustment. The adjustment represented 21.7

basis points of the 355.0 basis points of the yield on average interest earning assets.

LIQUIDITY AND CAPITAL RESOURCES

The Company presently believes that its equity and junior subordinated debt capital, combined with the cash flow from operations, sales of OFS assets and the utilization of borrowings, will be sufficient to enable the Company to meet its anticipated liquidity requirements. Various changes in market conditions could, however, adversely affect the Company's liquidity, including increases in interest rates, increases in prepayment rates substantially above expectations or the reduction of fee income generated through mortgage originations at OFS. If cash resources are, at any time, insufficient to satisfy the Company's liquidity requirements, such as when cash flow from operations are materially negative, the Company may be required to pledge additional assets to meet margin calls, liquidate assets, sell additional debt or equity securities or pursue other financing alternatives. Any sale of mortgage-related securities or originated mortgage loans held for sale by OFS at prices lower than the carrying value of such assets would reduce income.

The Company may, in the future, increase capital resources by making additional offerings of equity and debt securities, including classes of preferred stock, common stock, commercial paper, medium-term notes, collateralized mortgage obligations and senior or subordinated notes. All debt securities, other borrowings and classes of preferred stock will be senior to the Class A Common Stock in a liquidation of the Company. Additional equity offerings may be dilutive to stockholders' equity or reduce the market price of the Class A Common Stock or both. The Company is unable to estimate the amount, timing or nature of any additional offerings as they will depend upon market conditions and other factors.

In addition to its equity and junior subordinated debt capital and cash flow from operations, which consists primarily of monthly principal and interest payments received on Opteum's mortgage-related securities and cash generated by OFS from sales of mortgage loans, retained interests in mortgage securitizations, originated MSRs and originated loan fees, the Company presently relies upon repurchase agreements and credit facilities to finance its operations.

Repurchase agreements are used primarily in connection with the financing of Opteum's MBS portfolio and, although structured as repurchase agreements, are treated as secured loans for U.S. federal income tax purposes. Repurchase agreements and credit facilities are used in connection with OFS's mortgage loan origination activities.

OPTEUM'S LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2006, Opteum had master repurchase agreements in place with 19 counterparties and had outstanding balances under 10 of these agreements. None of the counterparties to these agreements are affiliates of Opteum. These agreements are secured by Opteum's MBS and bear interest rates that are based on a spread to LIBOR.

As of December 31, 2006, Opteum had obligations outstanding under its repurchase agreements totaling $2.7 billion with a net weighted average borrowing cost of 5.31%. All of Opteum's outstanding repurchase agreement obligations are due in less than one year with $0.8 billion maturing between two and 30 days, $0.8 billion maturing between 31 and 90 days and $1.1 billion maturing in more than 90 days. Securing these repurchase agreement obligations as of December 31, 2006, were MBS with an estimated fair value of $2.8 billion and a weighted average maturity of 305 months.

At December 31, 2006, Opteum's repurchase agreements had the following counterparties, amounts outstanding, amounts-at-risk and weighted average remaining maturities:

Repurchase Agreement Counterparties		Amount Outstanding ($000)	Amount at Risk(1) ($000)	Weighted Average Maturity of Repurchase Obligations in Days	Percent of Total Amount Outstanding	
Deutsche Bank Securities, Inc.	$	834,940	10,189	28	30.45	%
JP Morgan Securities		652,936	13,195	98	23.82	
Nomura Securities International, Inc.		463,410	13,405	94	16.90	
Washington Mutual		333,587	12,476	24	12.17	
Countrywide Securities Corp.		206,220	4,401	79	7.52	
BNP Paribas		92,155	2,666	18	3.36	
Goldman Sachs		70,068	1,278	122	2.56	
Bank of America Securities, LLC		54,120	1,742	136	1.97	
UBS Investment Bank, LLC		21,515	231	17	0.78	
RBS Greenwich Capital		12,729	44	7	0.47	
Total	$	2,741,680	59,627		100.00	%

(1) Equal to the fair value of securities sold, plus accrued interest income, minus the sum of repurchase agreement liabilities; plus accrued interest expense.

Opteum's master repurchase agreements have no stated expiration, but can be terminated at any time at Opteum's option or at the option of the counterparty. However, once a definitive repurchase agreement under a master repurchase agreement has been entered into, it generally may not be terminated by either party. A negotiated termination can occur, but may involve a fee to be paid by the party seeking to terminate the repurchase agreement transaction.

During 2005 and the twelve months ended December 31, 2006, Opteum entered into contracts and paid commitment fees to three counterparties providing for an aggregate of $1.7 billion in committed repurchase agreement facilities at pre-determined borrowing rates and haircuts for a 364 day period following the commencement date of each contract. Opteum has no obligation to utilize these repurchase agreement facilities. All of these facilities have been renewed for an additional 364 day period.

In addition, two of the agreements described above are available to provide financing for up to $150 million to cover margin requirements associated with monthly principal payments on the MBS portfolio.

It is the Company's present intention to seek to renew its various committed and uncommitted repurchase agreements as they become due or expire. However, market conditions could change making the renewal of these contractual arrangements more expensive or unattainable. Further, as discussed above, increases in short-term interest rates could negatively impact the valuation of Opteum's MBS portfolio. Should this occur, Opteum's ability to enter into new repurchase agreements or extend its existing repurchase agreements could be limited and may cause Opteum's repurchase agreement counterparties to initiate margin calls. Under this scenario, Opteum would likely seek alternative sources of financing which could include additional debt or equity financing or sales of assets.

Opteum has guaranteed the obligations of OFS and OFS's wholly-owned subsidiary, HS Special Purpose, LLC, under their respective financing facilities with JP Morgan Chase and Citigroup described in the attached financial statements. These guarantees will remain in effect so long as the applicable financing facilities remain in effect. If an Event of Default occurs under these financing facilities that is not cured or waived, Opteum may be required to perform under its guarantees. There is no specific limitation on the maximum potential future payments under these guarantees. However, Opteum's liability under these guarantees would be reduced in an amount equal to the amount by which the collateral securing such obligations exceeds the amounts outstanding under the applicable facilities.

In May 2005, Opteum completed a private offering of $51.6 million of trust preferred securities of Bimini Capital Trust I ("BCTI") resulting in the issuance by Opteum of $51.6 million of junior subordinated notes. The interest rate payable by Opteum on the BCTI junior subordinated notes is fixed for the first five years at 7.61% and then floats at a spread of 3.30% over three-month LIBOR for the remaining 25 years. However, the BCTI junior subordinated notes and the corresponding BCTI trust preferred securities are redeemable at Opteum's option at the end of the first five year period and at any subsequent date that Opteum chooses.

In addition, in October 2005, Opteum completed a private offering of an additional $51.5 million of trust preferred securities of Bimini Capital Trust II ("BCTII") resulting in the issuance by Opteum of an additional $51.5 million of junior subordinated notes. The interest rate on the BCTII junior subordinated notes and the corresponding BCTII trust preferred securities is fixed for the first five years at 7.8575% and then floats at a spread of 3.50% over three-month LIBOR for the remaining 25 years. However, the BCTII junior subordinated notes and the corresponding BCTII trust preferred securities are redeemable at Opteum's option at the end of the first five year period and at any subsequent date that Opteum chooses.

Opteum attempts to ensure that the income generated from available investment opportunities, when the use of leverage is employed for the purchase of assets, exceeds the cost of its borrowings. However, the issuance of debt at a fixed rate for any long-term period, considering the use of leverage, could create an interest rate mismatch if Opteum is not able to invest at yields that exceed the interest rates of the Company's junior subordinated notes and other borrowings.

OFS'S LIQUIDITY AND CAPITAL RESOURCES

In order to facilitate the origination of mortgage loans, OFS has various warehouse and aggregation lines of credit available, some of which are committed facilities while others are uncommitted. With respect to the committed lines, the commitments are for 364 day periods. At December 31, 2006, OFS had committed warehouse lines of $0.95 billion, uncommitted warehouse lines of $1.45 billion and a committed aggregation line of $1.5 billion. In addition, OFS had $0.33 billion of various committed lines of credit secured by OFS's retained interests in securitizations and originated MSRs.

At December 31, 2006, OFS had outstanding balances of approximately $728.0 million under their various warehouse and aggregation lines and approximately $122.0 million outstanding on other lines of credit with various lenders. The rates on these borrowings generally are based on a spread to LIBOR.

The committed and uncommitted warehouse and aggregation lines are sufficient to support OFS's production at current levels while also providing ample capacity for growth. However, in the event OFS is not able to renew the existing lines or growth in the level of production causes OFS to exceed its capacity under the lines, OFS would have to seek to obtain additional financing that might only be available at less favorable terms or not available at all. In such instance, OFS might have to curtail production or pledge additional assets to obtain financing.

OFS has commitments to borrowers to fund residential mortgage loans as well as commitments to purchase and sell mortgage loans to third parties. As of December 31, 2006, OFS had outstanding commitments to originate loans of approximately $476.0 million. As of December 31, 2006, OFS had outstanding commitments to sell loans of approximately $103.0 million. The commitments to originate and purchase loans do not necessarily represent future cash requirements, as some portion of the commitments are likely to expire without being drawn upon or may be subsequently declined for credit or other reasons.

OFS has been in violation of certain covenants with respect to its warehouse lines of credit related to its loan origination operations for four consecutive quarters. While the violations of the covenants have been waived by the lenders, should conditions in the mortgage origination industry continue to deteriorate or fail to recover in sufficient time, it is possible OFS may not be able to obtain such waivers in the future. Under such circumstances, to the extent OFS is unable to transfer outstanding balances to other warehouse lines OFS might be precluded from accessing its warehouse lending agreements to the extent it does now and might have to curtail originations accordingly. Currently, OFS has sufficient capacity on other warehouse lines, to facilitate such transfer. As of January 31, 2007, OFS was not in compliance with respect to one covenant with one lender. The covenant violation at January 31, 2007, pertained to tangible net worth. OFS has obtained a waiver from all lenders with respect to the covenant violation as of January 31, 2007.

OUTLOOK

As discussed above, the Company's results of operations for the twelve months ended December 31, 2006 and

December 31, 2005, were negatively affected by changes in various market interest rates due primarily to the monetary policy actions of the Federal Reserve during these periods. If the Federal Reserve further tightens monetary policy by increasing its target for the federal funds rate, the Company's borrowing costs will likely increase and will further impact the Company's consolidated results of operations and liquidity. To mitigate the affect of further increases in short-term interest rates, the Company may seek to restructure its portfolio further by increasing the allocation to monthly resetting floating rate securities, engage in hedging transactions to reduce funding costs or sell lower yielding assets and redeploy the proceeds into assets with yields above the funding costs, if available. Additionally, the Company may seek to sell certain assets of OFS, including mortgage servicing rights or one or more of OFS's retained interests in securitizations, to generate short-term liquidity.

However, if short-term rates decline, the Company's consolidated results of operations and liquidity will likely be positively impacted. In this event, the Company may seek to raise additional equity or debt financing or reposition its assets to maximize its earnings and dividend potential.

In the event short-term rates remain the same, the effect on the Company's consolidated results of operations would depend on the rate at which the portfolio of adjustable MBS securities reset upward in relation to the funding costs and future retrospective adjustments. The actions taken by management in such instance would depend on the outcome realized.

Recent trends in the sub-prime and other non-prime sectors of the residential housing market have had a material negative impact on the results of operations of OFS. Owing primarily to poor credit performance of non- and sub-prime residential mortgages originated in 2006 by the industry, especially later in the year, the market into which OFS sells has deteriorated. The poor credit performance of such loans has manifested itself in elevated levels of early payment defaults (EPD's) and depressed prices for second lien mortgages that OFS originates. As a result, OFS recorded reserves for loan losses in excess of amounts recorded in earlier periods and has had to repurchase EPD loans from the buyers that acquired the loans from OFS. Such repurchased loans are typically re-sold at a loss to OFS. OFS has made changes to its underwriting standards designed to both increase the creditworthiness of, and reduce the volume produced, of such loans. Such actions should reduce the level of EPD's incurred and increase the prices at which OFS sells their second lien mortgages in the market in the future. However, there can be no assurance that such actions will result in an improvement in the results of operations at OFS.

Also, while second lien mortgages are not a material portion of the total originations at OFS, tighter underwriting standards will potentially reduce the aggregate volume of loans originated by OFS going forward. To the extent OFS has to maintain tightened underwriting standards, OFS production volumes, and possibly results of operations, are likely to be negatively impacted. Further, OFS may be required to downsize their operations owing to the reduced production levels or in response to continued disruptions in the mortgage lending markets. This will result in costs associated with the downsizing and lower levels of operating profits or losses.

As described above, if OFS does not have access to sufficient credit in the form of warehouse lines of credit, it may be forced to curtail its operations to the extent such borrowing capacity is reduced or withdrawn by lenders owing to covenant violations. While such covenant violations may not lead to the reduction or withdrawal of OFS's borrowing facilities, they may lead to increased borrowing costs upon renewal of such facilities.

CONTRACTUAL OBLIGATIONS

The following summarizes the Company's contractual obligations for debt and lease obligations at December 31, 2006:

(in thousands)

Contractual Obligations	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
Long-Term Debt Obligations	$ -	$ -	$ 103,097	$ -	$ 103,097
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligations	5,953	8,627	2,668	1,013	18,261
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet under GAAP	-	-	-	-	-
Total	$ 5,953	$ 8,627	$ 105,765	$ 1,013	$ 121,358

CRITICAL ACCOUNTING POLICIES & ESTIMATES

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's significant accounting policies are described in Note 1 to the Company's accompanying Consolidated Financial Statements.

GAAP requires the Company's management to make some complex and subjective decisions and assessments. The Company's most critical accounting policies involve decisions and assessments which could significantly affect the reported assets and liabilities, as well as reported revenues and expenses. The Company believes that all of the decisions and assessments upon which its financial statements are based were reasonable at the time made based upon information available to it at that time. Management has identified its most critical accounting policies to be the following:

MORTGAGE BACKED SECURITIES

The Company's investments in MBS are classified as available-for-sale securities. As a result, changes in fair value are recorded as a balance sheet adjustment to accumulated other comprehensive income (loss), which is a component of stockholders' equity, rather than through the statement of operations. The Company's MBS have fair values determined by management based on the average of third-party broker quotes received and/or by independent pricing sources when available. Because the price estimates may vary to some degree between sources, management must make certain judgments and assumptions about the appropriate price to use to calculate the fair values for financial reporting purposes. Alternatively, management could opt to have the value of all of its positions in MBS determined by either an independent third-party pricing source or do so internally based on managements own estimates. Management believes pricing on the basis of third-party broker quotes is the most consistent with the definition of fair value described in Statement of Financial Accounting Standards ("SFAS") No. 107, *Disclosures about the Fair Value of Financial Instruments.*

RETAINED INTEREST, TRADING

Retained interest, trading is the subordinated interests retained by the Company from the Company's various securitizations and includes the over-collateralization and residual net interest spread remaining after payments to the Public Certificates and NIM Notes. (See Notes 1 and 4 in the accompanying consolidated financial statements.) Retained interest, trading represents the present value of estimated cash flows to be received from these subordinated interests in the future. The subordinated interests retained are classified as "trading securities" and are reported at fair value with unrealized gains or losses reported in earnings. In order to value these unrated and unquoted retained interests, the Company utilizes either pricing available directly from dealers or calculates their present value by projecting their future cash flows on a publicly-available analytical system. When a publicly-available analytical system is employed, the Company uses the following variable factors in estimating the fair value of these assets:

Interest Rate Forecast. The LIBOR interest rate curve.

Discount Rate. The present value of all future cash flows utilizing a discount rate assumption established at the discretion of the Company to represent market conditions and value. Discount rates used will vary over time. Management observes discount rates used for assets with similar risk profiles. In selecting which assets to monitor for variations in discount rates, management seeks to identify assets that share most, if not all of the risk attributes of the Company's retained interests, trading. Such assets are typically traded between market participants whereby the discount rate is the primary variable. Discount rates have trended up steadily over the period ended December 31, 2006 by approximately 15% from 13.96% to 16.03%.

Prepayment Forecast. The prepayment forecast may be expressed by the Company in accordance with one of the following standard market conventions: Constant Prepayment Rate ("CPR") or Percentage of a Prepayment Vector. Prepayment forecasts are made utilizing Citigroup Global Markets Yield Book and/or management estimates based on historical experience. Conversely, prepayment speed forecasts could have been based on other market conventions or third-party analytical systems. Prepayment forecasts may be changed as OFS observes trends in the underlying collateral as delineated in the Statement to Certificate Holders generated by the securitization trust's Trustee for each underlying security. Prepayment forecast will also vary over time. The level of interest rates change, the difference between rates available to borrowers on adjustable rate versus fixed rate mortgages change and non-interest rate related variables fluctuate such as home price appreciation, among others. Prepayment assumptions have trended up over the period ended December 31, 2006 from 32.53 CPR to 37.88 CPR.

Credit Performance Forecast. A forecast of future credit performance of the underlying collateral pool will include an assumption of default frequency, loss severity and a recovery lag. In general, the Company will utilize the combination of default frequency and loss severity in conjunction with a collateral prepayment assumption to arrive at a target cumulative loss to the collateral pool over the life of the pool based on historical performance of similar collateral by the originator. The target cumulative loss forecast will be developed and noted at the pricing date of the individual security but may be updated by the Company consistent with observations of the actual collateral pool performance.

At December 31, 2006, and December 31, 2005, key economic assumptions and the sensitivity of the current fair value of retained interests to the immediate 10% and 20% adverse change in those assumptions are as follows:

(in thousands)

		December 31, 2006		December 31, 2005
Balance Sheet Carrying value of retained interests – fair value	$	104,199	$	98,011
Weighted average life (in years)		4.26		2.62
Prepayment assumption (annual rate)		37.88%		32.53%
Impact on fair value of 10% adverse change	$	(8,235)	$	(7,817)
Impact on fair value of 20% adverse change	$	(14,939)	$	(16,089)
Expected Credit losses (annual rate)		0.56%		0.61%
Impact on fair value of 10% adverse change	$	(3,052)	$	(3,247)
Impact on fair value of 20% adverse change	$	(6,098)	$	(6,419)
Residual Cash-Flow Discount Rate		16.03%		13.96%
Impact on fair value of 10% adverse change	$	(4,575)	$	(3,804)
Impact on fair value of 20% adverse change	$	(8,771)	$	(7,392)
Interest rates on variable and adjustable loans and bonds		Forward LIBOR Yield Curve		Forward LIBOR Yield Curve
Impact on fair value of 10% adverse change	$	(18,554)	$	(21,265)
Impact on fair value of 20% adverse change	$	(39,292)	$	(34,365)

These sensitivities are entirely hypothetical and should be used with caution. As the figures indicate, changes in fair value based upon 10% and 20% variations in assumptions generally cannot be extrapolated to greater or lesser percentage variations because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of the variation in a particular assumption on the fair value of the subordinated interest is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another that may magnify or counteract the sensitivities. To estimate the impact of a 10% and 20% adverse change of the forward LIBOR curve, a parallel shift in the forward LIBOR curve was assumed based on the forward LIBOR curve at December 31, 2006.

MORTGAGE SERVICING RIGHTS

The Company recognizes MSRs as assets when separated from the underlying mortgage loans in connection with the sale of such loans. Upon sale of a loan, the Company measures the retained MSRs by allocating the total cost of originating a mortgage loan between the loan and the servicing right based on their relative fair values. Gains or losses on the sale of MSRs are recognized when title and all risks and rewards have irrevocably passed to the purchaser of such MSRs and there are no significant unresolved contingencies.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets* ("SFAS 156"). The Company elected to early adopt SFAS 156 as of January 1, 2006, and to measure all mortgage servicing assets at fair value (and as one class). (See Notes 1 and 5 in the accompanying consolidated financial statements.)

To facilitate hedging of the MSRs, management has elected to utilize an internal model for valuation purposes. Accordingly, fair value is estimated based on internally generated expected cash flows considering market prepayment estimates, historical prepayment rates, portfolio characteristics, interest rates and other economic factors.

At December 31, 2006, and December 31, 2005, key economic assumptions and the sensitivity of the current fair value of MSR cash flows to the immediate 10% and 20% adverse change in those assumptions are as follows:

(in thousands)

		At December 31, 2006		At December 31, 2005
Prepayment assumption (annual rate) (PSA)		424.6		254.0
Impact on fair value of 10% adverse change	$	(3,923)	$	(3,615)
Impact on fair value of 20% adverse change	$	(7,557)	$	(6,936)
MSR Cash-Flow Discount Rate		14.50%		10.74%
Impact on fair value of 10% adverse change	$	(3,505)	$	(4,856)
Impact on fair value of 20% adverse change	$	(6,727)	$	(9,280)

As stated above with respect to Retained Interest, Trading, prepayment assumptions will vary over time primarily because of fluctuations in market interest rates as well as housing related variables (home price appreciation). Prepayment assumptions have increased over the period ended December 31, 2006 from 254 PSA to 425 PSA. Discount rates employed in the valuation of MSRs will vary as well. Discount rates used for valuation purposes are observable by management via a subsidiary of OFS active in the brokering of MSR trades. Discount rates employed in the valuation of MSRs have increased over the period ended December 31, 2006 from 10.74% to 14.50%.

These sensitivities are entirely hypothetical and should be used with caution. As the figures indicate, changes in fair value based upon 10% and 20% variations in assumptions generally cannot be extrapolated to greater or lesser percentage variations because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of the variation in a particular assumption on the fair value of the MSRs is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another which may magnify or counteract the sensitivities.

DEFERRED TAX ASSETS

Management believes that the Company's deferred tax assets will, more likely than not, be realized due to the expected future reversal of the Company's deferred tax liabilities and expected future taxable income. Additionally, through the creation of new or the sale of existing MSRs, OFS may generate additional deferred tax liabilities that may offset the deferred tax asset. To the extent OFS fails to generate future taxable income, fails to generate taxable capital gains through asset sales, or fails to generate additional MSRs over time, the Company's deferred tax asset may not be realized. At the statutory federal tax rate of 35%, OFS would have to generate approximately $20.5 million of future taxable income to realize the Company's deferred tax asset (net of the Company's deferred tax liability) of approximately $7.2 million at December 31, 2006. OFS has not recorded a valuation allowance against the deferred tax asset as of December 31, 2006.

INCOME RECOGNITION

Interest income on MBS is accrued based on the actual coupon rate and the outstanding principal amount of the underlying mortgages. Premiums and discounts are amortized or accreted into interest income over the estimated lives of the MBS using the effective yield method adjusted for the effects of estimated prepayments based on SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases;* an amendment of FASB Statements No. 13, 60 and 65 and a rescission of FASB Statement No. 17. Adjustments are made using the retrospective method to the effective interest computation each reporting period based on the actual prepayment experiences to date and the present expectation of future prepayments of the underlying mortgages. To make assumptions as to future estimated rates of prepayments, the Company currently uses actual market prepayment history for the securities it owns and for similar securities that the Company does not own and current market conditions. If the estimate of prepayments is incorrect, the Company is required to make an adjustment to the amortization or accretion of premiums and discounts that would have an impact on future income.

With respect to mortgage loans held for sale, interest income and interest expense are recognized as earned or incurred. Loans are placed on a non-accrual status when concern exists as to the ultimate collectability of principal or interest. Loans return to accrual status when principal and interest become current and are anticipated to be fully collectible. The Company recognizes gain (or loss) on the sale of these loans. Gains or losses on such sales are recognized at the time legal title transfers to the purchaser of such loans based upon the difference between the sales proceeds from the purchaser and the allocated basis of the loan sold, adjusted for net deferred loan fees and certain direct costs and selling costs. The Company defers net loan origination costs and fees as a component of the loan balance on the balance sheet. Such costs are not amortized and are recognized into income as a component of the gain or loss upon sale. Accordingly, salaries, commissions, benefits and other operating expenses of $59.9 million and $10.3 million during the twelve months ended December 31, 2006 and the period November 3, 2005 (date of merger) through December 31, 2005, respectively, were capitalized as direct loan origination costs. To the extent the Company is required to repurchase loans previously sold under the early payment default provisions of mortgage loan purchase agreements, the Company may incur losses on re-sale. Accordingly, based on management estimates, the company records a reserve for potential losses related to loans sold.

Servicing fee income is generally a fee based on a percentage of the outstanding principal balances of the mortgage loans serviced by the Company (or by a sub-servicer where the Company is the master servicer) and is recorded as income as the installment payments on the mortgages are received by the Company or the sub-servicer.

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements,* ("SAB 108") was issued. SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and does not change the SEC staff's previous positions in SAB 99 regarding qualitative considerations in assessing the materiality of misstatements. SAB 108 is not expected to have any material impact on the Company.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* to eliminate the diversity in practice that exists due to the different definitions of fair value that are dispersed among the many accounting pronouncements that require fair value measurements, and the limited guidance for applying those definitions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of adopting SFAS 157 on the financial statements. Currently, the Company is not aware of any financial impact that the adoption of SFAS 157 will have on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. Accordingly, the Company will adopt FIN 48 on January 1, 2007. While the Company is still finalizing its assessment of the impact that FIN 48 will have, it is presently believed that the adoption of FIN 48 will not have a significant impact, if any, on its consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets.* SFAS 156 amends SFAS 140 with respect to the accounting for separately-recognized servicing assets and liabilities. SFAS 156 requires all separately-recognized servicing assets and liabilities to be initially measured at fair value, and permits companies to elect, on a class-by-class basis, to account for servicing assets and liabilities on either a lower of cost or market value basis or a fair value measurement basis. See "Mortgage Servicing Rights" in Note 1. for a description of the adoption of SFAS 156.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140*. SFAS 155 (i) permits an entity to measure at fair value any financial instrument that contains an embedded derivative that otherwise would require bifurcation; (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; and (iii) contains other provisions that are not germane to the Company. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year beginning after September 15, 2006. In late September 2006, the FASB proposed a scope exception under SFAS 155 for securitized interests that only contain an embedded derivative that is tied to the prepayment risk of the underlying prepayable financial asset, and for which the investor does not control the right to accelerate the settlement. The FASB opted to hold the proposed guidance open for a comment period and to redeliberate the issue upon the expiration of the comment period. The FASB should issue their final guidance in early 2007.

The MBS securities owned in the REIT portfolio currently would fall under this scope exception. However, in the future, the Company may own securities that may not fall under the exception or the FASB may repeal the exception, in which case the Company would be subject to the provisions of SFAS 155. Should securities owned by the Company fall under the provisions of SFAS 155 in the future, the Company's results of operations may exhibit volatility as certain of its future investments may be marked to market through the income statement. Currently changes in the value of the Company's MBS securities are recognized through other comprehensive income, a component of stockholder's equity.

In January 2006 the Company adopted SFAS No. 123(R), *Share-Based Payment*, and this adoption did not have an impact on the Company, as the Company had previously accounted for stock-based compensation using the fair value based method prescribed by SFAS 123, *Accounting for Stock-Based Compensation*. See "Stock-Based Compensation" in Note 1. to the Company's accompanying consolidated financial statements for a complete description of the Company's accounting policy after the adoption of SFAS 123(R).

In November 2005, FASB issued FSP FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other-than-temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. Implementation of these statements in 2006 did not have a significant impact on the Company's consolidated financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS No. 154"), which replaces APB Opinion No. 20, *Accounting Changes,* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28*. SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections, and it establishes retrospective application as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 was adopted by the Company at the beginning of fiscal 2006.

OFF-BALANCE SHEET ARRANGEMENTS

As previously discussed, OFS pools the loans they originate or purchase and then sells them or securitizes them to obtain long-term financing for its assets. Securitized loans are transferred to a trust where they serve as collateral for asset-backed bonds, which the trust primarily issues to the public. During the third and fourth quarter of 2006, OFS did not execute a securitization. However, OFS held approximately $104.2 million of retained interests from securitizations as of December 31, 2006. OFS's ability to access the capital markets via the use of securitizations is critical to the operations and overall profitability of the business and OFS's liquidity.

External factors that are reasonably likely to affect OFS's ability to continue to complete securitizations would be those factors that could disrupt the securitization capital markets. A disruption in the markets could prevent OFS from being able to securitize its mortgage loans at a favorable price or at all. Factors that could disrupt the securitization capital markets include an international liquidity crisis such as occurred in the fall of 1998, a terrorist attack, outbreak of war or other significant event risk or market specific events such as a default of a comparable type of securitization. If OFS was unable to access the securitization capital markets, OFS may still be able to finance its mortgage operations by selling the loans to investors in the whole loan market, but at lower than anticipated margins.

Specific items that may affect OFS's ability to use the securitizations to finance OFS's specific loans relate primarily to the performance of the loans that have been securitized. Extremely poor loan performance may lead to poor bond performance and investor unwillingness to buy bonds supported by OFS's collateral. OFS's financial condition could also have an adverse impact on its ability to access the securitization market if there was the perception that its financial condition had deteriorated to the point where investors would question OFS's ability to stand behind its representations and warranties made in connection with its securitizations even though Opteum has guaranteed the performance of OFS's representation and warranties. It is too early to evaluate the impact of the underlying collateral's performance attributable to the financial performance and condition of the past securitizations of OFS. Additionally, past economic conditions that may have contributed to a favorable performance may not be an indication of future performance should economic conditions change unfavorably.

The cash flows associated with OFS's securitization activities over the twelve months ended December 31, 2006 and the period November 3, 2005 through December 31, 2005, were as follows:

(in thousands)

	For the Twelve Months Ended December 31, 2006	For the period November 3, 2005 through December 31, 2005
Proceeds from securitizations	$ 1,436,838	$ 989,843
Servicing fees received	17,878	2,838
Servicing advances net of repayments	662	291
Cash flows received on retained interests	4,356	261

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

MARKET RISK AT OPTEUM

Opteum believes the primary risk inherent in its investments is the effect of movements in interest rates. This arises because the changes in interest rates on Opteum's borrowings will not be perfectly coordinated with the effects of interest rate changes on the income from, or value of, its investments. Opteum therefore follows an interest rate risk management program designed to offset the potential adverse effects resulting from the rate adjustment limitations on its mortgage related securities. Opteum seeks to minimize differences between the interest rate indices and interest rate adjustment periods of its adjustable-rate mortgage-backed securities and those of its related borrowings.

Opteum's interest rate risk management program encompasses a number of procedures, including the following:

- monitoring and adjusting, if necessary, the interest rate sensitivity of its mortgage related securities compared with the interest rate sensitivities of its borrowings;
- attempting to structure its repurchase agreements that fund its purchases of adjustable-rate mortgage-backed securities to have a range of different maturities and interest rate adjustment periods. Opteum attempts to structure these repurchase agreements to match the reset dates on its adjustable-rate mortgage-backed securities. At December 31, 2006, the weighted average months to reset of Opteum's adjustable-rate mortgage-backed securities was 4.6 months and the weighted average maturity on the corresponding repurchase agreements was 2.8 months; and
- actively managing, on an aggregate basis, the interest rate indices and interest rate adjustment periods of its mortgage related securities compared to the interest rate indices and adjustment periods of its borrowings. Opteum's liabilities under its repurchase agreements are all LIBOR-based, and Opteum, among other considerations, selects its adjustable-rate mortgage-backed securities to favor LIBOR indexes. As of December 31, 2006, over 37.36% of its adjustable-rate mortgage-backed securities were LIBOR-based.

As a result, Opteum expects to be able to adjust the average maturities and reset periods of its borrowings on an ongoing basis by changing the mix of maturities and interest rate adjustment periods as borrowings mature or are renewed. Through the use of these procedures, Opteum attempts to reduce the risk of differences between interest rate adjustment periods of its adjustable-rate mortgage-backed securities and those of its related borrowings.

Because Opteum attempts to match its assets and liabilities from an interest rate perspective and hold its assets to maturity, it expects to have limited exposure to changes in interest rates. However, Opteum will be exposed to changes in interest rates either (i) upon refinancing borrowings that expire before the related assets are repaid or (ii) upon reinvesting (and refinancing) proceeds following the maturity of current investments, if interest rates were to rise substantially.

As a further means of protecting its portfolio against the effects of major interest rate changes Opteum may employ a limited hedging strategy under which it purchases interest rate cap contracts (under which it would generally be entitled to payment if interest rate indices exceed the agreed rates).

Interest Rate Risk

Opteum is subject to interest rate risk in connection with its investments in mortgage related securities and its related debt obligations, which are generally repurchase agreements of limited duration that are periodically refinanced at current market rates.

Effect on Net Interest Income

Opteum funds its investments in long-term fixed-rate and hybrid adjustable-rate mortgage-backed securities with short-term borrowings under repurchase agreements. During periods of rising interest rates, the borrowing costs associated with those fixed-rate and hybrid adjustable-rate mortgage-backed securities tend to increase while the income earned on such fixed-rate mortgage-backed securities and hybrid adjustable-rate mortgage-backed securities (during the fixed-rate component of such securities) may remain substantially unchanged. This results in a narrowing of the net interest spread between the related assets and borrowings and may even result in losses. Opteum may enter into interest rate cap contracts or forward funding agreements seeking to mitigate the negative impact of a rising interest rate environment. Hedging techniques will be based, in part, on assumed levels of prepayments of Opteum's fixed-rate and hybrid adjustable-rate mortgage-backed securities. If prepayments are slower or faster than assumed, the life of the mortgage related securities will be longer or shorter, which would reduce the effectiveness of any hedging techniques Opteum may utilize and may result in losses on such transactions. Hedging techniques involving the use of derivative securities are highly complex and may produce volatile returns. Opteum's hedging activity will also be limited by the asset and sources-of-income requirements applicable to it as a REIT.

Extension Risk.

Opteum invests in fixed-rate and hybrid adjustable-rate mortgage-backed securities. Hybrid adjustable-rate mortgage-backed securities have interest rates that are fixed for the first few years of the loan—typically three, five, seven or 10 years—and thereafter their interest rates reset periodically on the same basis as adjustable-rate mortgage-backed securities. As of December 31, 2006, approximately 2.7% of Opteum's investment portfolio was comprised of hybrid adjustable-rate mortgage-backed securities. Opteum computes the projected weighted average life of its fixed-rate and hybrid adjustable-rate mortgage-backed securities based on the market's assumptions regarding the rate at which the borrowers will prepay the underlying mortgages. In general, when a fixed-rate or hybrid adjustable-rate mortgage-backed security is acquired with borrowings, Opteum may, but is not required to, enter into interest rate cap contracts or forward funding agreements that effectively cap or fix its borrowing costs for a period close to the anticipated average life of the fixed-rate portion of the related mortgage-backed security. This strategy is designed to protect Opteum from rising interest rates because the borrowing costs are fixed for the duration of the fixed-rate portion of the related mortgage-backed security. However, if prepayment rates decrease in a rising interest rate environment, the life of the fixed-rate portion of the related mortgage-backed security could extend beyond the term of the swap agreement or other hedging instrument. This situation could negatively impact Opteum as borrowing costs would no longer be fixed after the end of the hedging instrument, while the income earned on the fixed-rate or hybrid adjustable-rate mortgage-backed security would remain fixed. This situation may also cause the market value of Opteum's fixed-rate and hybrid adjustable-rate mortgage-backed securities to decline with little or no offsetting gain from the related hedging transactions. In extreme situations, Opteum may be forced to sell assets and incur losses to maintain adequate liquidity.

Adjustable-Rate and Hybrid Adjustable-Rate Mortgage-Backed Security Interest Rate Cap Risk

Opteum also invests in adjustable-rate and hybrid adjustable-rate mortgage-backed securities, which are based on mortgages that are typically subject to periodic and lifetime interest rate caps and floors, which limit the amount by which an adjustable-rate or hybrid adjustable-rate mortgage-backed security's interest yield may change during any given period. However, Opteum's borrowing costs pursuant to its repurchase agreements will not be subject to similar restrictions. Hence, in a period of increasing interest rates, interest rate costs on Opteum's borrowings could increase without limitation by caps, while the interest-rate yields on Opteum's adjustable-rate and hybrid adjustable-rate mortgage-backed securities would effectively be limited by caps. This problem will be magnified to the extent Opteum acquires adjustable-rate and hybrid adjustable-rate mortgage-backed securities that are not based on mortgages which are fully indexed. Further, the underlying mortgages may be subject to periodic payment caps that result in some portion of the interest being deferred and added to the principal outstanding. This could result in Opteum's receipt of less cash income on its adjustable-rate and hybrid adjustable-rate mortgage-backed securities than it needs in order to pay the interest cost on its related borrowings. These factors could lower Opteum's net interest income or cause a net loss during periods of rising interest rates, which would negatively impact Opteum's financial condition, cash flows and results of operations.

Interest Rate Mismatch Risk

Opteum intends to fund a substantial portion of its acquisitions of adjustable-rate and hybrid adjustable-rate mortgage-backed securities with borrowings that have interest rates based on indices and repricing terms similar to, but of somewhat shorter maturities than, the interest rate indices and repricing terms of the mortgage related securities it is financing. Thus, Opteum anticipates that in most cases the interest rate indices and repricing terms of its mortgage related securities and its funding sources will not be identical, thereby creating an interest rate mismatch between assets and liabilities. Therefore, Opteum's cost of funds would likely rise or fall more quickly than would its earnings rate on assets. During periods of changing interest rates, such interest rate mismatches could negatively impact Opteum's financial condition, cash flows and results of operations.

Prepayment Risk

Prepayment rates for existing mortgage related securities generally increase when prevailing interest rates fall below the market rate existing when the underlying mortgages were originated. In addition, prepayment rates on adjustable-rate and hybrid adjustable-rate mortgage-backed securities generally increase when the difference between long-term and short-term interest rates declines or becomes negative. Prepayments of mortgage related securities could harm Opteum's results of operations in several ways. Some adjustable-rate mortgages underlying Opteum's adjustable-rate mortgage-backed securities may bear initial "teaser" interest rates that are lower than their "fully-indexed" rates, which refer to the applicable index rates plus a margin. In the event that such an adjustable-rate mortgage is prepaid prior to or soon after the time of adjustment to a fully-indexed rate, the holder of the related mortgage-backed security would have held such security while it was less profitable and lost the opportunity to receive interest at the fully-indexed rate over the expected life of the adjustable-rate mortgage-backed security. Opteum currently owns mortgage related securities that were purchased at a premium. The prepayment of such mortgage related securities at a rate faster than anticipated would result in a write-off of any remaining capitalized premium amount and a consequent reduction of Opteum's net interest income by such amount. Finally, in the event that Opteum is unable to acquire new mortgage related securities to replace the prepaid mortgage related securities, its financial condition, cash flow and results of operations could be harmed.

Effect on Fair Value

Another component of interest rate risk is the effect changes in interest rates will have on the market value of Opteum's assets. Opteum faces the risk that the market value of its assets will increase or decrease at different rates than that of its liabilities, including its hedging instruments.

Opteum primarily assesses its interest rate risk by estimating the duration of its assets and the duration of its liabilities. Duration essentially measures the market price volatility of financial instruments as interest rates change. Opteum generally calculates duration using various financial models and empirical data, and different models and methodologies can produce different duration numbers for the same securities.

The following sensitivity analysis table shows the estimated impact on the fair value of Opteum's interest rate-sensitive investments at December 31, 2006, assuming rates instantaneously fall 100 basis points, rise 100 basis points and rise 200 basis points:

(in thousands)

	Interest Rates Fall 100 Basis Points	Interest Rates Rise 100 Basis Points	Interest Rates Rise 200 Basis Points
Adjustable-Rate Mortgage-Backed Securities			
(Fair Value $2,105,818)			
Change in fair value	$ 12,771	$ (12,771)	$ (25,542)
Change as a percent of fair value	0.61%	(0.61%)	(1.21%)
Fixed-Rate Mortgage-Backed Securities			
(Fair Value $585,911)			
Change in fair value	$ 15,468	$ (15,468)	$ (30,937)
Change as a percent of fair value	2.64%	(2.64%)	(5.28%)
Hybrid Adjustable-Rate Mortgage-Backed Securities			
(Fair Value $76,488)			
Change in fair value	$ 1,095	$ (1,095)	$ (2,189)
Change as a percent of fair value	1.43%	(1.43%)	(2.86%)
Balloon Maturity Mortgage-Backed Securities			
(Fair Value $40,517)			
Change in fair value	$ 790	$ (790)	$ (1,579)
Change as a percent of fair value	1.95%	(1.95%)	(3.90%)
Cash			
(Fair Value $92,506)			
Portfolio Total			
(Fair Value $2,808,734)			
Change in fair value	$ 30,124	$ (30,124)	$ (60,247)
Change as a percent of fair value	1.07%	(1.07%)	(2.14%)

The table below reflects the same analysis presented above but with the figures in the columns that indicate the estimated impact of a 100 basis point fall or rise adjusted to reflect the impact of convexity.

(in thousands)

	Interest Rates Fall 100 Basis Points	Interest Rates Rise 100 Basis Points	Interest Rates Rise 200 Basis Points
Adjustable-Rate Mortgage-Backed Securities (Fair Value $2,105,818)			
Change in fair value	$ 6,300	$ (17,333)	$ (43,646)
Change as a percent of fair value	0.30%	(0.82%)	(2.07%)
Fixed-Rate Mortgage-Backed Securities (Fair Value $585,911)			
Change in fair value	$ 11,410	$ (18,190)	$ (39,909)
Change as a percent of fair value	1.95%	(3.10%)	(6.81%)
Hybrid Adjustable-Rate Mortgage-Backed Securities (Fair Value $76,488)			
Change in fair value	$ 841	$ (1,297)	$ (2,926)
Change as a percent of fair value	1.10%	(1.70%)	(3.83%)
Balloon Maturity Mortgage-Backed Securities (Fair Value $40,517)			
Change in fair value	$ 743	$ (803)	$ (1,604)
Change as a percent of fair value	1.83%	(1.98%)	(3.96)
Cash (Fair Value $92,506)			
Portfolio Total (Fair Value $2,808,734)			
Change in fair value	$ 19,294	$ (37,623)	$ (88,085)
Change as a percent of fair value	0.69%	(1.34%)	(3.14%)

In addition to changes in interest rates, other factors impact the fair value of Opteum's interest rate-sensitive investments and hedging instruments, such as the shape of the yield curve, market expectations as to future interest rate changes and other market conditions. Accordingly, in the event of changes in actual interest rates, the change in the fair value of Opteum's assets would likely differ from that shown above and such difference might be material and adverse to Opteum's stockholders.

Opteum's liabilities, consisting primarily of repurchase agreements, are also affected by changes in interest rates. As rates rise, the value of the underlying asset, or the collateral, declines. In certain circumstances, Opteum could be required to post additional collateral in order to maintain the repurchase agreement position. Opteum maintains a substantial cash position, as well as unpledged assets, to cover these types of situations. As an example, if interest rates increased 200 basis points, as shown on the prior table, Opteum's collateral as of December 31, 2006 would decline in value by approximately $88.1 million. Its cash and unpledged assets are currently sufficient to cover such shortfall. There can be no assurance, however, that Opteum will always have sufficient cash or unpledged assets to cover shortfalls in all situations.

MARKET RISK AT OFS

Risks associated with OFS's mortgage origination business:

OFS may face loss exposure due to fraudulent and negligent acts on the part of loan applicants, employees, mortgage brokers and other third parties. When OFS originates or purchases mortgage loans, OFS relies heavily upon information provided to them by third parties, including information relating to the loan application, property appraisal, title information and employment and income documentation. If any of this information is fraudulently or negligently misrepresented to OFS and such misrepresentation is not detected by OFS prior to loan funding, the value of the loan may be significantly lower than OFS expected. Whether a misrepresentation is made by the loan applicant, the loan broker, one of OFS's employees, or any other third party, OFS will generally bear the risk of loss associated with it.

OFS's failure to comply with federal, state or local regulation of, or licensing requirements with respect to, mortgage lending, loan servicing, broker compensation programs, local branch operations or other aspects of OFS's business could harm OFS's operations and profitability. As a mortgage lender, loan servicer and broker, OFS is subject to an extensive body of both state and federal law. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan origination and servicing activities. As a result, it may be more difficult to comprehensively identify and accurately interpret all of these laws and regulations and to properly program OFS's technology systems and effectively train OFS's personnel, thereby potentially increasing OFS's exposure to the risks of noncompliance with these laws and regulations.

OFS's failure to comply with these laws can lead to:

- civil and criminal liability;
- loss of licensure;
- damage to reputation in the industry;
- inability to sell or securitize loans;
- demands for indemnification or loan repurchases from purchasers of OFS's loans;
- fines and penalties and litigation, including class action lawsuits; or
- administrative enforcement actions.

OFS's business could be adversely affected if OFS experienced an interruption in or breach of its communication or information systems or if OFS were unable to safeguard the security and privacy of the personal financial information OFS receives. OFS relies heavily upon communications and information systems to conduct it business. Any material interruption or breach in security of OFS's communication or information systems or the third-party systems on which OFS relies could cause delays in rendering an underwriting decision or other delays and could result in fewer loan applications being received, applications not closing, slower processing of applications and reduced efficiency in loan servicing. Additionally, in connection with OFS's loan file due diligence reviews, OFS has access to the personal financial information of the borrowers which is highly sensitive and confidential, and subject to significant federal and state regulation. If a third party were to misappropriate this information, OFS potentially could be subject to both private and public legal actions. Although OFS has policies and procedures designed to safeguard confidential information, OFS can provide no assurance that these policies and safeguards are sufficient to prevent the misappropriation of confidential information, that the policies and safeguards will be deemed compliant with any existing federal or state laws or regulations governing privacy, or with those laws or regulations that may be adopted in the future. Also, in selling its loans OFS must ship these files containing borrower's confidential information. While in transit, the files may be out of the control of OFS's safeguarding measures. OFS can still be held liable for access to this information while in transit.

Failure to renew or obtain adequate funding under warehouse repurchase agreements may harm OFS's lending operations. OFS is currently dependent upon a number of credit facilities for funding of its mortgage loan originations and acquisitions. Any failure to renew or obtain adequate funding under these financing arrangements for any reason, including OFS's inability to meet the covenants contained in such arrangements, could harm its lending operations and its overall performance.

OFS has credit exposure to representation and warranties with respect to loans OFS sells to the whole loan market. OFS has potential credit and liquidity exposure for loans that are the subject of fraud, irregularities in their loan files or process, or that result in OFS's breaching the representations and warranties in the contract of sale. In addition, when OFS sells loans to the whole loan market OFS has exposure for loans that default, within certain timeframes. In these cases, OFS may be obligated to repurchase loans at principal value plus accrued interest and a pro-rata amount on any premium paid and any servicing released premium along with any escrow shortage and out of pockets that the buyer may have incurred, which could result in a significant decline in OFS's available cash. When OFS purchases loans from a third party, through OFS's Conduit division, that OFS sells into the whole loan market or to a securitization trust, OFS obtains representations and warranties from the counterparties that sold the loans to OFS that generally parallel the representations and warranties OFS provides to OFS's purchasers. As a result, OFS believes they have the potential for recourse against the seller of the loans. However, if the representations and warranties are not parallel, or if the original seller is not in a financial position to be able to repurchase the loan, OFS may have to use cash resources to repurchase loans which could adversely affect OFS's liquidity.

Interest Rate Risk

Changes in interest rates may harm OFS's results of operations. OFS's results of operations are likely to be harmed during any period of unexpected or rapid changes in interest rates. Interest rate changes could affect OFS in the following ways:

- a substantial or sustained increase in interest rates could harm OFS's ability to originate or acquire mortgage loans in expected volumes, which could result in a decrease in OFS's cash flow and in OFS's ability to support OFS's fixed overhead expense levels;
- interest rate fluctuations may harm OFS's earnings as a result of potential changes in the spread between the interest rates on OFS's borrowings and the interest rates on OFS's mortgage assets;
- mortgage prepayment rates vary depending on such factors as mortgage interest rates and market conditions, and changes in anticipated prepayment rates may harm OFS's earnings; and
- when OFS securitizes loans, the value of the residual interests OFS retains and the income OFS receives from them are based primarily on LIBOR, and an increase in LIBOR reduces the net income OFS receives from, and the value of, these residual interests.

Hedging against interest rate exposure may adversely affect OFS's earnings, which could adversely affect cash available for distribution to Opteum's stockholders. OFS may enter into interest rate swap agreements or pursue other interest rate hedging strategies.

OFS's hedging activity will vary in scope based on interest rates, the type of mortgage assets held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect OFS because, among other things:

- interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;
- hedging instruments involve risk because they often are not traded on regulated exchanges, guaranteed by an exchange or its clearing house, or regulated by any U.S. or foreign governmental authorities; consequently, there are no requirements with respect to record keeping, financial responsibility or segregation of customer funds and positions, and the enforceability of agreements underlying derivative transactions may depend on compliance with applicable statutory, commodity and other regulatory requirements;
- available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;
- the duration of the hedge may not match the duration of the related liability or asset;
- the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs OFS's ability to sell or assign OFS's side of the hedging transaction;
- the party owing money in the hedging transaction may default on its obligation to pay, and a default by a party with whom OFS enters into a hedging transaction may result in the loss of unrealized profits; and
- OFS may not be able to dispose of or close out a hedging position without the consent of the hedging counterparty, and OFS may not be able to enter into an offsetting contract in order to cover OFS's risks.

When interest rates rise, loans held for sale and any applications in process with locked-in rates decrease in value. To preserve the value of such fixed-rate loans or applications in process with locked-in rates, agreements are executed for mandatory loan sales to be settled at future dates with fixed prices. These sales take the form of forward sales of mortgage-backed securities.

When interest rates decline, fallout may occur as a result of customers withdrawing their applications. In such instances, OFS may be required to purchase back these mandatory delivery agreements at current market prices, possibly incurring losses upon settlement. OFS uses an interest rate hedging program to manage these risks. Through this program, mortgage-backed securities are purchased and sold forward or options are acquired on treasury futures contracts.

Movements in interest rates also impact the value of MSRs. When interest rates decline, the loans underlying the MSRs are generally expected to prepay faster, which reduces the market value of the MSRs. OFS considers the expected increase in loan origination volumes and the resulting additional origination related income as a natural hedge against the expected change in the value of MSRs. Lower mortgage rates generally reduce the fair value of the MSRs, as increased prepayment speeds are highly correlated with lower levels of mortgage interest rates.

Securitization Execution Risk

An interruption or reduction in the securitization market or change in terms offered by this market would hurt OFS's financial position. OFS is dependent on the securitization market for the sale of OFS's loans and the securitization market is dependent upon a number of factors, including general economic conditions, conditions in the securities market generally and in the asset-backed securities market specifically. Similarly, poor performance of OFS's previously securitized loans could harm OFS's access to the securitization market.

Competition in the securitization market may negatively affect OFS's net income. Competition in the business of sponsoring securitizations of the type OFS focuses on is increasing as Wall Street broker-dealers, other mortgage REITs, investment management companies, and other financial institutions expand their activities or enter this field. Increased competition could reduce OFS's securitization margins if OFS has to pay a higher price for the long-term funding of these assets. To the extent that OFS's securitization margins erode, OFS's results of operations will be negatively impacted.

Real Estate Market Risk

Geographic over-concentration of mortgage loans OFS originates or purchases increases OFS's exposure to the economic and natural hazard risks in those areas, especially in California, Georgia and Florida.

A prolonged economic slowdown or a decline in the real estate market could harm OFS's results of operations. A substantial portion of OFS's mortgage assets consist of single-family mortgage loans or mortgage securities—available-for-sale evidencing interests in single-family mortgage loans. Any sustained period of increased delinquencies, foreclosures or losses could harm OFS's ability to sell loans, the prices OFS receives for OFS's loans, the values of OFS's mortgage loans held for sale or OFS's residual interests in securitizations.

Current loan performance data may not be indicative of future results. When valuing OFS's retained interests in securitizations or MSRs OFS uses projections, estimates and assumptions based on OFS's experience with mortgage loans. Actual results and the timing of certain events could differ materially in adverse ways from those projected, due to factors including changes in general economic conditions, fluctuations in interest rates, fluctuations in mortgage loan prepayment rates and fluctuations in losses due to defaults on mortgage loans.

The value of the retained interests in residuals and MSRs are both sensitive to movements in interest rates, prepayment rates, the credit performance of the underlying loans, and market conventions regarding discount rates used to value such assets. The tables below provide results of sensitivity analysis performed on the valuation of retained interests in residuals and MSRs. In each case, the underlying assumptions used by OFS to value these assets have been stressed to gauge the impact on carrying value.

At December 31, 2006 and December 31, 2005, key economic assumptions and the sensitivity of the current fair value of residual cash flows to the immediate 10% and 20% adverse change in those assumptions are as follows:

(in thousands)

		December 31, 2006		December 31, 2005
Balance Sheet Carrying value of retained interests – fair value	$	104,199	$	98,011
Weighted average life (in years)		4.26		2.62
Prepayment assumption (annual rate)		37.88%		32.53%
Impact on fair value of 10% adverse change	$	(8,235)	$	(7,817)
Impact on fair value of 20% adverse change	$	(14,939)	$	(16,089)
Expected Credit losses (annual rate)		0.56%		0.61%
Impact on fair value of 10% adverse change	$	(3,052)	$	(3,247)
Impact on fair value of 20% adverse change	$	(6,098)	$	(6,419)
Residual Cash-Flow Discount Rate		16.03%		13.96%
Impact on fair value of 10% adverse change	$	(4,575)	$	(3,804)
Impact on fair value of 20% adverse change	$	(8,771)	$	(7,392)
Interest rates on variable and adjustable loans and bonds		Forward LIBOR Yield Curve		Forward LIBOR Yield Curve
Impact on fair value of 10% adverse change	$	(18,554)	$	(21,265)
Impact on fair value of 20% adverse change	$	(39,292)	$	(34,365)

At December 31, 2006 and December 31, 2005, key economic assumptions and the sensitivity of the current fair value of MSRs cash flows to the immediate 10% and 20% adverse change in those assumptions are as follows:

		December 31, 2006		December 31, 2005
Prepayment assumption (annual rate) (PSA)		424.6		254.0
Impact on fair value of 10% adverse change	$	(3,923)	$	(3,615)
Impact on fair value of 20% adverse change	$	(7,557)	$	(6,936)
MSR Cash-Flow Discount Rate		14.50%		10.74%
Impact on fair value of 10% adverse change	$	(3,505)	$	(4,856)
Impact on fair value of 20% adverse change	$	(6,727)	$	(9,280)

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Index to Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Opteum Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making its assessment of the effectiveness of internal control, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2006.

The Company's registered public accounting firm has issued an attestation report on management's assessment of the Company's internal control over financial reporting. The report is included herein.

Jeffrey J. Zimmer
Chairman, President and Chief Executive Officer

Robert E. Cauley
Vice Chairman, Senior Executive Vice President,
Chief Financial Officer and Chief Investment
Officer

March 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Opteum Inc. (formerly known as Bimini Mortgage Management, Inc.)

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Opteum Inc. (formerly known as Bimini Mortgage Management, Inc.) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Opteum Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Opteum Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Opteum Inc., maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Opteum Inc. as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for the each of the three years in the period ended December 31, 2006 and our report dated March 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida
March 12, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Opteum Inc. (formerly known as Bimini Mortgage Management, Inc.)

We have audited the accompanying consolidated balance sheets of Opteum Inc. (the Company) (formerly known as Bimini Mortgage Management, Inc.) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audit also included the financial statement schedule for the year ended December 31, 2006 listed in the Index at Item 15b. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits. We did not audit the consolidated financial statements of Opteum Financial Services, LLC and subsidiaries, a wholly-owned subsidiary, which statements reflect total assets of $1.1 billion as of December 31, 2005 and total net revenues of $3.4 million for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts of Opteum Financial Services, LLC and subsidiaries, is based solely on the report of other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Opteum Inc. as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended December 31, 2006, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the financial statements, the Company changed its accounting for mortgage servicing rights in connection with the adoption of Statement of Financial Accounting Standard (SFAS) No. 156, *Accounting for Servicing of Financial Assets,* as of January 1, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Opteum Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida
March 12, 2007

REPORT OF INDEPENDENT AUDITORS

To the Stockholders of Opteum
Financial Services, LLC:

We have audited the accompanying consolidated balance sheet of Opteum Financial Services, LLC and subsidiaries (the "Company") as of December 31, 2005 and the related consolidated statement of operations, stockholders' equity, and cash flows for the period from November 3, 2005 (Date of Acquisition) to December 31, 2005. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Opteum Financial Services, LLC and subsidiaries as of December 31, 2005 and the results of their operations and their cash flows for the period from November 3, 2005 (Date of Acquisition) to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

February 28, 2006

OPTEUM INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
ASSETS		
MORTGAGE-BACKED SECURITIES:		
Pledged to counterparties, at fair value	$ 2,803,019,180	$ 3,493,490,046
Unpledged, at fair value	5,714,860	539,313
TOTAL MORTGAGE-BACKED SECURITIES	2,808,734,040	3,494,029,359
CASH AND CASH EQUIVALENTS	92,506,282	130,510,948
RESTRICTED CASH	-	2,310,000
MORTGAGE LOANS HELD FOR SALE, NET	749,833,599	894,237,630
RETAINED INTERESTS, TRADING	104,198,721	98,010,592
SECURITIES HELD FOR SALE	857,788	2,782,548
MORTGAGE SERVICING RIGHTS, NET	98,859,466	86,081,594
RECEIVABLES, NET	5,958,329	24,512,118
PRINCIPAL PAYMENTS RECEIVABLE	12,209,825	21,497,365
ACCRUED INTEREST RECEIVABLE	14,072,078	15,740,475
DERIVATIVE ASSET	5,863,963	-
DEFERRED TAX ASSET	7,180,598	-
PROPERTY AND EQUIPMENT, NET	15,788,078	16,067,170
PREPAIDS AND OTHER ASSETS	21,571,169	19,321,766
	$ 3,937,633,936	$ 4,805,101,565
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES:		
Repurchase agreements	$ 2,741,679,650	$ 3,337,598,362
Warehouse lines of credit and drafts payable	734,878,632	873,741,429
Other secured borrowings	121,976,748	104,886,339
Junior subordinated notes due to Bimini Capital Trust I & II	103,097,000	103,097,000
Accrued interest payable	17,776,464	30,232,719
Unsettled security purchases	-	58,278,701
Dividends payable	1,266,937	-
Deferred tax liability	-	18,360,679
Minority interest in consolidated subsidiary	770,563	-
Accounts payable, accrued expenses and other	23,753,113	26,417,996
TOTAL LIABILITIES	3,745,199,107	4,552,613,225
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.001 par value; 10,000,000 shares authorized; designated, 1,800,000 shares as Class A Redeemable and 2,000,000 shares as Class B Redeemable; at December 31, 2006, no shares issued and outstanding; at December 31, 2005, 1,223,208 Class A Redeemable and no Class B Redeemable issued and outstanding.	-	1,223
Class A common stock, $0.001 par value; 98,000,000 shares designated; 24,515,717 shares issued and outstanding at December 31, 2006 and 24,129,042 shares issued and 23,567,242 shares outstanding at December 31, 2005.	24,516	24,129
Class B common stock, $0.001 par value; 1,000,000 shares designated, 319,388 shares issued and outstanding at December 31, 2006 and 2005.	319	319
Class C common stock, $0.001 par value; 1,000,000 shares designated, 319,388 shares issued and outstanding at December 31, 2006 and 2005.	319	319
Additional paid-in capital	335,646,460	342,230,342
Accumulated other comprehensive loss	(76,773,610)	(76,494,378)
Accumulated deficit	(66,463,175)	(8,037,260)
Treasury Stock; 561,800 shares of Class A common stock, at cost	-	(5,236,354)
STOCKHOLDERS' EQUITY	192,434,829	252,488,340
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 3,937,633,936	$ 4,805,101,565

See notes to consolidated financial statements.

OPTEUM INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2006	2005	2004
Interest income, net of amortization of premium and discount	$ 255,008,719	$ 160,640,830	$ 49,633,548
Interest expense	(241,483,310)	(123,658,728)	(22,634,919)
NET INTEREST INCOME	13,525,409	36,982,102	26,998,629
OTHER INCOME (LOSS)	7,397,768	(24,866)	-
SERVICING INCOME (LOSS):			
Servicing fee income	26,496,080	3,922,654	-
Amortization of mortgage servicing rights	(34,694,901)	(2,429,759)	-
NET SERVICING INCOME (LOSS)	(8,198,821)	1,492,895	-
NON-INTEREST INCOME:			
GAINS ON MORTGAGE BANKING ACTIVITIES	15,458,268	849,760	-
OTHER-THAN-TEMPORARY LOSS ON MORTGAGE-BACKED SECURITIES	(9,971,471)	-	-
GAINS ON SALES OF MORTGAGE-BACKED SECURITIES	-	1,993,457	95,547
GAIN ON SALE OF A 7.5% INTEREST IN CONSOLIDATED SUBSIDIARY	2,785,776	-	-
TOTAL NET REVENUES	20,996,929	41,293,348	27,094,176
DIRECT REIT OPERATING EXPENSES	987,409	994,784	730,903
GENERAL AND ADMINISTRATIVE EXPENSES:			
Compensation and related benefits	35,003,107	10,986,059	2,497,600
Audit, legal and other professional fees	8,682,054	1,447,519	329,514
Other interest	7,586,955	1,093,054	-
Valuation allowance	13,319,018	424,236	-
Occupancy and utilities	14,410,939	2,356,931	62,232
Advertising and marketing	5,041,425	982,349	-
Other administrative	12,778,380	2,945,745	617,017
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	96,821,878	20,235,893	3,506,363
TOTAL EXPENSES	97,809,287	21,230,677	4,237,266
(LOSS) INCOME BEFORE INCOME TAXES	(76,812,358)	20,062,671	22,856,910
INCOME TAX BENEFIT	27,217,584	4,220,000	-
NET (LOSS) INCOME BEFORE MINORITY INTEREST	(49,594,774)	24,282,671	22,856,910
MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY	48,912	-	-
NET (LOSS) INCOME	$ (49,545,862)	$ 24,282,671	$ 22,856,910
BASIC AND DILUTED NET (LOSS) INCOME PER SHARE OF:			
CLASS A COMMON STOCK	$ (2.03)	$ 1.12	$ 1.97
CLASS B COMMON STOCK	$ (1.99)	$ 1.16	$ 2.05
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING USED IN COMPUTING BASIC AND DILUTED PER SHARE AMOUNTS			
CLASS A COMMON STOCK	24,066,018	21,421,501	11,452,258
CLASS B COMMON STOCK	319,388	319,388	159,694
CASH DIVIDENDS DECLARED PER SHARE OF:			
CLASS A COMMON STOCK	$ 0.46	$ 1.45	$ 1.97
CLASS B COMMON STOCK	$ 0.46	$ 1.45	$ 1.06

See notes to consolidated financial statements.

OPTEUM INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock, Amounts at par value			Class A Preferred Stock	Treasury Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total
	Class A	Class B	Class C						
Balances, December 31, 2003	$ 4,012	$ 319	$ 319	$ -	$ -	$ 56,597,117	$ (19,409)	$ (267,167)	$ 56,315,191
Issuance of Class A common shares as board compensation	12	-	-	-	-	174,374	-	-	174,386
Sale of Class A common shares in January 2004	5,837	-	-	-	-	82,858,509	-	-	82,864,346
Sale of Class A common shares in February 2004	158	-	-	-	-	2,248,313	-	-	2,248,471
Sale of Class A common shares in Sept. 2004	5,750	-	-	-	-	75,875,807	-	-	75,881,557
Cash dividends declared	-	-	-	-	-	-	-	(23,667,303)	(23,667,303)
Amortization of equity plan compensation	-	-	-	-	-	745,756	-	-	745,756
Reclassify net realized gain on security sales	-	-	-	-	-	-	(95,547)	-	(95,547)
Sale of class A common shares in December 2004	4,600	-	-	-	-	66,674,775	-	-	66,679,375
Net income	-	-	-	-	-	-	-	22,856,910	22,856,910
Unrealized loss on available for sale securities, net	-	-	-	-	-	-	(1,040,815)	-	(1,040,815)
Comprehensive income	-	-	-	-	-	-	-	-	21,816,095
Balances, December 31, 2004	$ 20,369	$ 319	$ 319	$ -	$ -	$285,174,651	$ (1,155,771)	$ (1,077,560)	$ 282,962,327
Issuance of Class A common shares for board compensation and equity plan share exercises	43	-	-	-	-	357,800	-	-	357,843
Treasury stock purchases	-	-	-	-	(5,236,354)	-	-	-	(5,236,354)
Issuance of stock for an acquisition	3,717	-	-	1,223	-	54,716,654	-	-	54,721,594
Cash dividends declared	-	-	-	-	-	-	-	(31,242,371)	(31,242,371)
Amortization of equity plan compensation	-	-	-	-	-	2,130,132	-	-	2,130,132
Stock issuance costs	-	-	-	-	-	(148,895)	-	-	(148,895)
Reclassify net realized gain on security sales	-	-	-	-	-	-	(1,993,457)	-	(1,993,457)
Net income	-	-	-	-	-	-	-	24,282,671	24,282,671
Unrealized loss on available for sale securities, net	-	-	-	-	-	-	(73,345,150)	-	(73,345,150)
Comprehensive loss	-	-	-	-	-	-	-	-	(49,062,479)
Balances, December 31, 2005	$ 24,129	$ 319	$ 319	$ 1,223	$(5,236,354)	$342,230,342	$ (76,494,378)	$ (8,037,260)	$ 252,488,340
Fair value adjustment upon adoption of SFAS No. 156 (see Note 5)	-	-	-	-	-	-	-	2,621,918	2,621,918
Issuance of Class A Common Stock for board compensation and equity plan share exercises, net	253	-	-	-	-	978,055	-	-	978,308
Conversion of Class A Redeemable Preferred Stock into Class A Common Stock	1,223	-	-	(1,223)	-	-	-	-	-
Treasury Stock purchases	-	-	-	-	(4,500,326)	-	-	-	(4,500,326)
Retirement of Treasury Stock	(1,089)	-	-	-	9,736,680	(9,735,591)	-	-	-
Cash dividends declared	-	-	-	-	-	-	-	(11,501,971)	(11,501,971)
Amortization of equity plan compensation	-	-	-	-	-	2,881,935	-	-	2,881,935
Equity plan shares withheld for statutory minimum withholding taxes	-	-	-	-	-	(579,897)	-	-	(579,897)
Stock issuance costs, and other adjustments	-	-	-	-	-	(128,384)	-	-	(128,384)
Net loss	-	-	-	-	-	-	-	(49,545,862)	(49,545,862)
Unrealized loss on available-for-sale securities, net	-	-	-	-	-	-	(10,250,703)	-	(10,250,703)
Reclassify other-than-temporary loss on MBS	-	-	-	-	-	-	9,971,471	-	9,971,471
Comprehensive loss	-	-	-	-	-	-	-	-	(49,825,094)
Balances, December 31, 2006	$ 24,516	$319	$ 319	$ -	$ -	$335,646,460	$(76,773,610)	$(66,463,175)	$192,434,829

See notes to consolidated financial statements.

OPTEUM INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net (loss) income	$ (49,545,862)	$ 24,282,671	$ 22,856,910
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
(Gain) on mortgage banking activities	(15,458,268)	(849,760)	-
Amortization of premium and discount on mortgage backed securities	(1,983,240)	17,370,738	21,391,807
Other-than-temporary loss on MBS	9,971,471	-	-
(Increase) in residual interest in asset backed securities	(6,188,129)	(3,399,370)	-
Originated mortgage servicing rights	(8,479,647)	998,183	-
Decrease in mortgage loans held for sale	159,110,610	293,211,577	-
Decrease in securities held for sale	1,924,760	846,987	-
Derivative asset	(5,112,274)	-	-
(Gain) on sale of a 7.5% interest in OFS subsidiary	(2,785,776)	-	-
Stock compensation	3,280,346	2,487,975	920,142
Minority interest in the consolidated loss	(48,912)	-	-
Depreciation and amortization	4,383,776	842,113	26,886
Deferred income tax benefit	(27,217,584)	(4,220,000)	-
(Gain) on sales of mortgage-backed securities	-	(1,993,457)	(95,547)
Changes in operating assets and liabilities:			
Decrease in other receivables, net	18,553,789	4,993,820	-
(Increase)/decrease in accrued interest receivable	1,668,397	(4,362,666)	(11,306,327)
(Increase)/decrease in prepaids and other assets	(2,877,381)	3,427,374	(711,221)
(Decrease)/increase in accrued interest payable	(12,456,255)	22,251,890	7,960,743
(Decrease)/increase in accounts payable, accrued expenses and other	(4,537,715)	(2,770,309)	436,589
NET CASH PROVIDED BY OPERATING ACTIVITIES	62,202,106	353,117,766	41,479,982
CASH FLOWS FROM INVESTING ACTIVITIES:			
From available-for-sale securities:			
Purchases	(716,951,195)	(2,307,378,255)	(3,409,261,768)
Sales	-	240,735,761	360,124,493
Principal repayments	1,344,987,891	1,429,565,048	342,517,917
Cash acquired in OFS acquisition, net of costs	-	1,651,892	-
Net cash received from the sale of an interest in a consolidated subsidiary	3,605,251	-	-
Purchases of property and equipment, and other	(3,476,707)	(4,671,698)	(1,988,721)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	628,165,240	(640,097,252)	(2,708,608,079)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Decrease (increase) in restricted cash	2,310,000	6,352,000	(8,662,000)
Proceeds from Repurchase Agreements	22,284,528,415	19,974,952,748	8,638,465,885
Principal Payments on Repurchase Agreements	(22,880,447,127)	(19,408,517,343)	(6,056,143,928)
Decrease in warehouse lines of credit, drafts payable and other secured borrowings	(119,899,558)	(279,086,207)	-
Net proceeds from trust preferred securities offerings	-	100,030,956	-
Stock issuance costs	(128,384)	(148,896)	-
Related party debt repaid immediately following acquisition	-	(18,333,000)	-
Third party debt repaid immediately following acquisition	-	(50,223,536)	-
Proceeds from sales of common stock, net of issuance costs	-	-	227,673,749
Purchase of treasury stock	(4,500,326)	(5,236,354)	-
Cash dividends paid	(10,235,032)	(31,242,370)	(23,667,303)
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(728,372,012)	288,547,998	2,777,666,403
NET CHANGE IN CASH AND CASH EQUIVALENTS	(38,004,666)	1,568,512	110,538,306
CASH AND CASH EQUIVALENTS, Beginning of the period	130,510,948	128,942,436	18,404,130
CASH AND CASH EQUIVALENTS, End of the period	$ 92,506,282	$ 130,510,948	$ 128,942,436

See note to consolidated financial statements.

OPTEUM INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CON'T)

	Year Ended December 31, 2006	2005	2004
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the period for interest	$ 261,526,520	$ 101,406,838	$ 14,197,204
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Cash dividends declared and payable, not yet paid	$ 1,266,937	$ -	$ -
Unsettled security purchases	$ -	$ 58,278,701	$ 65,765,630
OFS acquisition:			
Fair value of assets acquired:			
Cash and cash equivalents	$ -	$ 3,431,736	$ -
Loans held for sale	-	1,186,599,447	-
Retained interests, trading	-	94,611,222	-
Mortgage servicing rights, net	-	87,079,777	-
Fixed assets	-	9,919,100	-
Goodwill	-	2,107,130	-
Identifiable intangibles	-	4,042,617	-
Other assets	-	46,203,917	-
Total	-	1,433,994,946	-
Fair value of liabilities assumed:			
Deferred income tax liability	-	(22,580,679)	-
Other liabilities	-	(1,354,912,827)	-
Issuance of 1,223,208 shares of Class A Redeemable Preferred Stock and 3,717,242 shares of Class A Common Stock, inclusive of cash paid of $1,779,846	$ -	$ 56,501,440	$ -

See notes to consolidated financial statements.

NOTE 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Description

Opteum Inc., a Maryland corporation ("Opteum"), was originally formed in September 2003 as Bimini Mortgage Management, Inc. ("Bimini") for the purpose creating and managing a leveraged investment portfolio consisting of residential mortgage backed securities ("MBS"). Opteum's shares of Class A Common Stock are listed on the New York Stock Exchange ("NYSE") and trade under the ticker symbol "OPX." Opteum's website is located at http://www.opteum.com.

On November 3, 2005, Opteum, then known as Bimini, acquired Opteum Financial Services, LLC ("OFS"), a company that originates, buys, sells, and services residential mortgages from offices throughout the United States. Upon closing of the transaction, OFS became a wholly-owned taxable REIT subsidiary of Bimini. Under the terms of the transaction, Bimini issued 3,717,242 shares of Class A Common Stock and 1,223,208 shares of Class A Redeemable Preferred Stock to the former members of OFS. Bimini also agreed to a contingent earn-out of up to $17.5 million payable to the former members of OFS on or before November 3, 2010, in cash or, under certain circumstances, additional shares of Class A Redeemable Preferred Stock. The contingent earn-out is based on the achievement by OFS of certain specific financial objectives. For the period ended December 31, 2006, such objectives were not met and there were no payments made in respect of the contingent earn-out.

On February 10, 2006, in an effort to more fully leverage OFS's national brand identity, Bimini changed its name to Opteum Inc. At Opteum's 2006 Annual Meeting of Stockholders, the shares of Class A Redeemable Preferred Stock issued to the former members of OFS were converted into shares of Opteum's Class A Common Stock on a one-for-one basis following the approval of such conversion by Opteum's stockholders.

On December 21, 2006, Opteum sold to Citigroup Global Markets Realty Corp. ("Citigroup Realty") a Class B non-voting limited liability company membership interest in OFS, representing 7.5% of all of OFS's outstanding limited liability company membership interests, for $4.1 million. Immediately following the transaction, Opteum held Class A voting limited liability company membership interests in OFS representing 92.5% of all of OFS's outstanding limited liability company membership interests. In connection with the transaction, Opteum also granted Citigroup Realty the option, exercisable on or before December 20, 2007, to acquire additional Class B non-voting limited liability company membership interests in OFS representing 7.49% of all of OFS's outstanding limited liability company membership interests.

Opteum has elected to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, Opteum is generally not subject to federal income tax on its REIT taxable income provided that it distributes to its stockholders at least 90% of its REIT taxable income on an annual basis. OFS has elected to be treated as a taxable REIT subsidiary and, as such, is subject to federal, state and local income taxation. In addition, the ability of OFS to deduct interest paid or accrued to Opteum for federal, state and local tax purposes is subject to certain limitations.

As used in this document, references to "Opteum," the parent company, the registrant, and to REIT qualifying activities or the general management of Opteum Inc.'s investment portfolio of residential mortgage backed securities ("MBS") refer solely to "Opteum Inc." Further, as used in this document, references to "OFS," Opteum's taxable REIT subsidiary or non-REIT eligible assets refer solely to Opteum Financial Services, LLC and its consolidated subsidiaries. References to the "Company" refer to Opteum and OFS on a consolidated basis. The assets and activities that are not REIT eligible, such as mortgage origination, acquisition and servicing activities, are conducted by OFS.

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principals ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates affecting the accompanying financial statements include the fair values of MBS, the prepayment speeds used to calculate amortization and accretion of premiums and discounts on MBS, the deferred tax liability valuation, the valuation allowance on mortgage loans held for sale, the valuation of retained interests, trading and the fair value of mortgage servicing rights. Certain December 31, 2005 and 2004 amounts were reclassified to conform to the 2006 presentation.

Consolidation

Opteum owned 100% of OFS until December 21, 2006, when a Class B non-voting interest representing 7.5% of OFS's then outstanding Limited Liability Company membership interest was sold to Citigroup Realty. Citigroup Realty's proportionate share in the after-tax results of OFS's operations are shown in the accompanying consolidated statements of operations, and Citigroup Realty's interests in the net equity of OFS is reflected as a liability on the accompanying consolidated balance sheets.

The accompanying 2006 consolidated financial statements include the accounts of Opteum and its majority-owned subsidiary, OFS, as well the wholly-owned and majority owned subsidiaries of OFS. All inter-company accounts and transactions have been eliminated from the consolidated financial statements.

The financial statements for December 31, 2005 include the results of OFS for the period November 3, 2005 (date of merger) through December 31, 2005.

As further described in Note 11, Opteum has a common share investment in two trusts used in connection with the issuance of Opteum's junior subordinated notes. Pursuant to the accounting guidance provided in Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "*Consolidation of Variable Interest Entities*," Opteum's common shares investment in the trusts are not consolidated in the financial statements of Opteum, and accordingly, these investments are accounted for on the equity method.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less. The carrying amount of cash equivalents approximates its fair value at December 31, 2006 and 2005.

Restricted cash represents cash held on deposit as collateral with certain repurchase agreement counterparties (i.e. lenders). Such amounts may be used to make principal and interest payments on the related repurchase agreements.

Valuation of Mortgage Backed Securities

The valuation of the Company's investments in MBS is governed by Statement of Financial Accounting Standards ("SFAS") No. 107, *Disclosures about Fair Value of Financial Instruments*. SFAS No. 107 defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. All REIT securities are reflected in the Company's financial statements at their estimated fair value as of December 31, 2006, and December 31, 2005. Estimated fair values for MBS are based on the average of third-party broker quotes received and/or independent pricing sources when available. However, the fair values reported reflect estimates and may not necessarily be indicative of the amounts the Company could realize in a current market exchange.

In accordance with GAAP, the Company classifies its investments in MBS as either trading investments, available-for-sale investments or held-to-maturity investments. Management determines the appropriate classification of the securities at the time they are acquired and evaluates the appropriateness of such classifications at each balance sheet date. Although the Company intends to hold its MBS until maturity, it may, from time to time, sell any of its MBS as part of the overall management of the business. The Company classifies all of its securities as available-for-sale and assets so classified are carried on the balance sheet at fair value and unrealized gains or losses arising from changes in fair value are reported as other comprehensive income or loss as a component of stockholders' equity.

When the fair value of an available-for-sale security is less than amortized cost, management considers whether there is an other-than-temporary impairment in the value of the security. The decision is based on the credit quality of the issue (agency versus non-agency and for non-agency, the credit performance of the underlying collateral), the security prepayment speeds, the length of time the security has been in an unrealized loss position and the Company's ability and intent to hold securities. As of December 31, 2006, the Company did not hold any non-agency securities in its portfolio. If, in management's judgment, an other-than-temporary impairment exists, the cost basis of the security is written down in the period to fair value and the unrealized loss is recognized in current period earnings.

Mortgage Loans Held for Sale

Mortgage loans held for sale represent mortgage loans originated and held by the Company pending sale to investors. The mortgages are carried at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements calculated on the aggregate loan basis. Deferred net fees or costs are not amortized during the period the loans are held for sale, but are recorded when the loan is sold. The Company generally, but not always, sells or securitizes loans with servicing rights retained. These transfers of financial assets are accounted for as sales for financial reporting purposes when control over the assets has been surrendered. Control over transferred assets is surrendered when (i) the assets have been isolated from the Company; (ii) the purchaser obtains the right, free of conditions that constrain such purchaser from taking advantage of that right, to pledge or exchange the transferred assets and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. These transactions are treated as sales in accordance with SFAS No. 140 *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*. Gains or losses on such sales are recognized at the time legal title transfers to the purchaser and are based upon the difference between the sales proceeds from the purchaser and the allocated basis of the loan sold, adjusted for net deferred loan fees and certain direct costs and selling costs. A valuation allowance is recorded to adjust mortgage loans held for sale to the lower of cost or market.

Retained Interest, Trading

The Company uses warehouse loan arrangements to finance the origination and purchase of pools of fixed and adjustable-rate residential mortgage loans (the "Mortgage Loans"). Subsequent to their origination or purchase, OFS either sells these Mortgage Loans to third-party institutional investors through bulk sale arrangements or through securitization transactions. The Company generally makes several representations and warranties regarding the performance of the Mortgage Loans in connection with each sale or securitization.

In a securitization, the Company accumulates the desired amount of Mortgage Loans and securitizes them in order to create marketable securities. First, pursuant to a Mortgage Loan Purchase Agreement ("MLPA"), the Company sells Mortgage Loans to OMAC, the Company's wholly-owned special purpose entity created for the execution of these securitizations. Under this MLPA, the Company makes general representations and warranties for the Mortgage Loans sold by the Company to OMAC.

OMAC then deposits the Mortgage Loans purchased from the Company into a Real Estate Mortgage Investment Conduit ("REMIC") trust where, pursuant to a Pooling and Servicing Agreement ("P&S Agreement"), the rights to the cash flows associated with such Mortgage Loans are sold to investors in the form of marketable debt securities. These securities, issued by the REMIC trust, are divided into different classes of certificates (the "Certificates") with varying claims to payments received on the Mortgage Loans.

Certain of these Certificates are offered to the public (the "Public Certificates") pursuant to a prospectus. These Public Certificates are sold to underwriters on the closing date pursuant to an underwriting agreement. The proceeds from the sale of the Public Certificates to the underwriters (less an underwriting discount) are ultimately transferred to the Company as partial consideration for the Mortgage Loans sold to OMAC pursuant to the MLPA.

Finally, subsequent to a securitization transaction as described above, the Company typically executes an additional net interest margin ("NIM") securitization, or "resecuritization" of the non-publicly offered Certificates, representing prepayment penalties and over-collateralization fundings (the "Underlying Certificates"). This NIM securitization is typically transacted as follows:

OMAC first deposits the Underlying Certificates into a trust (the "NIM Trust") pursuant to a deposit trust agreement. The NIM Trust, pursuant to an indenture, then issues (i) notes (the "NIM Notes") representing interests in the Underlying Certificates and (ii) an owner trust certificate (the "Owner Trust Certificate") representing the residual interest in the NIM Trust. The NIM Notes are sold to third parties via private placement transactions. The net proceeds from the sale of the NIM Notes and the Owner Trust Certificate are then transferred from OMAC to the Company. The Owner Trust Certificates from the Company's various securitizations represent the retained interest, trading on the consolidated balance sheet and are carried at fair value with changes in fair value reflected in earnings.

Mortgage Servicing Rights

The Company recognizes mortgage servicing rights ("MSRs") as an asset when separated from the underlying mortgage loans in connection with the sale of such loans. Upon sale of a loan, the Company measures the retained MSRs by allocating the total cost of originating a mortgage loan between the loan and the servicing right based on their relative fair values. The estimated fair value of MSRs is determined by obtaining a market valuation from a specialist who brokers MSRs. The broker, Interactive Mortgage Advisors, LLC (IMA), is 50% owned by OFS. To determine the market valuation, the broker uses a valuation model that incorporates assumptions relating to the estimate of the cost of servicing the loan, a discount rate, a float value, an inflation rate, ancillary income of the loan, prepayment speeds and default rates that market participants use for acquiring similar servicing rights. Gains or losses on the sale of MSRs are recognized when title and all risks and rewards have irrevocably passed to the purchaser of such MSRs and there are no significant unresolved contingencies.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets*. SFAS 156 amends SFAS 140 with respect to the accounting for separately-recognized servicing assets and liabilities. SFAS 156 requires all separately-recognized servicing assets and liabilities to be initially measured at fair value and permits companies to elect, on a class-by-class basis, to account for servicing assets and liabilities on either a lower of cost or market value basis or a fair value measurement basis. The Company elected to early adopt SFAS 156 as of January 1, 2006, and to measure all mortgage servicing assets at fair value (and as one class). Servicing assets and liabilities at December 31, 2005 were accounted for at the lower of amortized cost or market value. As a result of adopting SFAS 156, the Company recognized a $2.6 million after-tax ($4.3 million pre-tax) increase in retained earnings as of January 1, 2006, representing the cumulative effect adjustment of re-measuring all servicing assets and liabilities that existed at December 31, 2005, from a lower of amortized cost or market basis to a fair value basis.

Property and Equipment, net

Property and equipment, net, consisting primarily of computer equipment with a depreciable life of 3 to 5 years, office furniture with a depreciable life of 5 to 12 years, leasehold improvements with a depreciable life of 5 to 15 years, land which has no depreciable life and building with a depreciable life of 30 years, is recorded at acquisition cost and depreciated using the straight-line method over the estimated useful lives of the assets. Asset lives range from three years to thirty years depending on the type of asset. Property and equipment as of December 31, 2006 and December 31, 2005, is net of accumulated depreciation of $4.3 million and $0.6 million, respectively. Depreciation expense for the twelve months ended December 31, 2006, 2005, and 2004 was $3.7 million, $0.6 million and $0.03 million, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of net assets acquired in a business combination. The Company's goodwill all arose from the OFS merger. Contingent consideration paid in subsequent periods under the terms of the OFS merger agreement, if any, would be considered acquisition costs and classified as goodwill.

In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets*, the Company subjects its goodwill to at least an annual assessment for impairment by applying a fair value-based test. If the carrying value exceeds the fair value, goodwill is impaired. To date, there has been no impairment charge recorded for the Company's goodwill.

Derivative Assets and Derivative Liabilities

The Company's mortgage committed pipeline includes interest rate lock commitments ("IRLCs") that have been extended to borrowers who have applied for loan funding and meet certain defined credit and underwriting criteria. Effective with the adoption of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, the Company classifies and accounts for the IRLCs as derivatives. Accordingly, IRLCs are recorded at their fair value with changes in fair value recorded to current earnings. Changes in fair value of IRLCs are determined based on changes in value of similar loans observed over the period in question. The Company uses other derivative instruments to economically hedge the IRLCs, which are also classified and accounted for as derivatives.

The Company's risk management objective for its mortgage loans held for sale includes use of mortgage forward delivery contracts designed as fair value derivative instruments to protect earnings from an unexpected change due to a decline in value. Effective with the adoption of SFAS No. 133, the Company's mortgage forward delivery contracts are recorded at their fair value with changes in fair value recorded to current earnings. The value of mortgage forward delivery contracts are obtained from readily available market sources. The Company also evaluates its contractual arrangements, assets and liabilities for the existence of embedded derivatives.

Derivative assets or liabilities arising from the Company's derivative activities are reported as separate line items in the accompanying consolidated financial statements in "Derivative Asset" or Derivative Liability." IRLCs are included in

Mortgage loans held for sale. Fluctuations in the fair market value of IRLCs and other derivatives employed are reflected in the consolidated statement of operations under the caption "Gains on mortgage banking activities."

Repurchase Agreements

The Company finances the acquisition of its MBS through the use of repurchase agreements. Under these repurchase agreements, the Company sells securities to a repurchase counterparty and agrees to repurchase the same securities in the future for a price that is higher than the original sales price. The difference between the sales price that the Company receives and the repurchase price that the Company pays represents interest paid to the repurchase counterparty. Although structured as a sale and repurchase obligation, a repurchase agreement operates as a financing under which the Company pledges its securities as collateral to secure a loan which is equal in value to a specified percentage of the estimated fair value of the pledged collateral. The Company retains beneficial ownership of the pledged collateral. At the maturity of a repurchase agreement, the Company is required to repurchase the underlying MBS and concurrently receives back its pledged collateral from the repurchase counterparty or, with the consent of the repurchase counterparty, the Company may renew such agreement at the then prevailing rate. These repurchase agreements may require the Company to pledge additional assets to the repurchase counterparty in the event the estimated fair value of the existing pledged collateral declines. As of December 31, 2006 and 2005, the Company did not have any margin calls on its repurchase agreements that it was not able to satisfy with either cash or additional pledged collateral.

Original terms to maturity of the Company's repurchase agreements generally, but not always, range from one month to twelve months; however, the Company is not precluded from entering into repurchase agreements with shorter or longer maturities. Repurchase agreement transactions are reflected in the financial statements at their cost, which approximates their fair value because of the short-term nature of these instruments. Should a counterparty decide not to renew a repurchase agreement at maturity, the Company must either refinance elsewhere or be in a position to satisfy this obligation. If, during the term of a repurchase agreement, a counterparty files for bankruptcy, the Company could experience difficulty recovering its pledged assets and may have an unsecured claim against the counterparty's assets for the difference between the amount received by the Company and the estimated fair value of the collateral pledged to such counterparty.

Interest Income Recognition on MBS

MBS are recorded at cost on the date the MBS are purchased or sold, which is generally the trade date. Realized gains or losses from MBS transactions are determined based on the specific identified cost of the MBS. Interest income is accrued based on the outstanding principal amount of the MBS and their stated contractual terms. Premiums and discounts associated with the purchase of the MBS are amortized or accreted into interest income over the estimated lives of the MBS adjusted for estimated prepayments using the effective interest method. Adjustments are made using the retrospective method to the effective interest computation each reporting period. The adjustment is based on the actual prepayment experiences to date and the present expectation of future prepayments of the underlying mortgages and/or the current value of the indices underlying adjustable rate mortgage securities versus index values in effect at the time of purchase or the last adjustment period.

Gain on Sale of Loans

Gains or losses on the sale of mortgage loans are recognized at the time legal title transfers to the purchaser of such loans based upon the difference between the sales proceeds from the purchaser and the allocated basis of the loan sold, adjusted for net deferred loan fees and certain direct costs and selling costs. The Company defers net loan origination costs and fees as a component of the loan balance on the balance sheet. Such costs are not amortized and are recognized into income as a component of the gain or loss upon sale. Accordingly, salaries, commissions, benefits and other operating expenses of $59.9 million, respectively, were capitalized as direct loan origination costs during the twelve months ended December 31, 2006 and reflected in the basis of loans sold for gain on sale calculation purposes. Loan fees related to the origination and funding of mortgage loans held for sale which were also capitalized, were $7.5 million during the year ended at December 31, 2006. The net gain on sale of loans for the year ended December 31, 2006 was $15.5 million. The net gain on sale of loans is included with changes in fair market value of IRLCs and mortgage loans held for sale and reported as "Gains on mortgage banking activities" on the consolidated statement of operations.

Servicing Fee Income

Servicing fee income is generally a fee based on a percentage of the outstanding principal balances of the mortgage loans serviced by the Company (or by a subservicer where the Company is the master servicer) and is recorded as income as the installment payments on the mortgages are received by the Company or the subservicer.

Comprehensive Income (Loss)

In accordance with SFAS No. 130, *Reporting Comprehensive Income*, the Company is required to separately report its comprehensive income (loss) each reporting period. Other comprehensive income refers to revenue, expenses, gains and losses that, under GAAP, are included in comprehensive income but are excluded from net income, as these amounts are recorded directly as an adjustment to stockholders' equity. Other comprehensive income (loss) arises from unrealized gains or losses generated from changes in market values of securities classified as available-for-sale.

Comprehensive (loss) income is as follows:

(in thousands)

	Year Ended December 31,		
	2006	2005	2004
Net (loss) income	$ (49,546)	$ 24,283	$ 22,857
Reclassify other-than-temporary loss on MBS	9,971	-	-
Plus unrealized loss on available-for-sale securities, net	(10,250)	(73,345)	(1,041)
Comprehensive loss	$ (49,825)	$ (49,062)	$ (21,816)

Stock-Based Compensation

The Company adopted SFAS No. 123(R), *Share-Based Payment*, on January 1, 2006, and this adoption did not have an impact on the Company, as the Company had previously accounted for stock-based compensation using the fair value based method prescribed by SFAS No. 123, *Accounting for Stock-Based Compensation*. For stock and stock-based awards issued to employees, a compensation charge is recorded against earnings based on the fair value of the award. For transactions with non-employees in which services are performed in exchange for the Company's common stock or other equity instruments, the transactions are recorded on the basis of the fair value of the service received or the fair value of the equity instruments issued, whichever is more readily measurable at the date of issuance. Opteum's stock-based compensation transactions resulted in an aggregate of $3.2 million of compensation expense for the year ended December 31, 2006, $2.5 million of compensation expense for the year ended December 31, 2005 and $0.9 million of compensation expense for the year ended December 31, 2004.

Earnings Per Share

The Company follows the provisions of SFAS No. 128, *Earnings per Share*, and the guidance provided in the FASB's Emerging Issues Task Force ("EITF") Issue No. 03-6, *Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share*, which requires companies with complex capital structures, common stock equivalents or two (or more) classes of securities that participate in the declared dividends to present both basic and diluted earnings per share ("EPS") on the face of the consolidated statement of operations. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for common stock equivalents. However, the common stock equivalents are not included in computing diluted EPS if the result is anti-dilutive.

Outstanding shares of Class B Common Stock, participating and convertible into Class A Common Stock, are entitled to receive dividends in an amount equal to the dividends declared on each share of Class A Common Stock if, as and when authorized and declared by the Board of Directors. Following the provisions of EITF 03-6, shares of the Class B Common Stock are included in the computation of basic EPS using the two-class method and, consequently, are presented separately from Class A Common Stock.

The shares of Class C Common Stock are not included in the basic EPS computation as these shares do not have participation rights. The outstanding shares of Class C Common Stock, totaling 319,388 shares, are not included in the computation of diluted EPS for the Class A Common Stock as the conditions for conversion into shares of Class A Common Stock were not met.

Income Taxes

Opteum has elected to be taxed as a REIT under the Code. As further described below, Opteum's TRS, OFS, is a taxpaying entity for income tax purposes and is taxed separately from Opteum. Opteum will generally not be subject to federal income tax on its REIT taxable income to the extent that Opteum distributes its REIT taxable income to its stockholders and satisfies the ongoing REIT requirements, including meeting certain asset, income and stock ownership tests. A REIT must generally distribute at least 90% of its REIT taxable income to its stockholders, of which 85% generally must be distributed within the taxable year, in order to avoid the imposition of an excise tax. The remaining balance may be distributed up to the end of the following taxable year, provided the REIT elects to treat such amount as a prior year distribution and meets certain other requirements.

OFS and its activities are subject to corporate income taxes and the applicable provisions of SFAS No. 109, *Accounting for Income Taxes.* Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent management believes deferred tax assets will not be fully realized in future periods, a provision will be recorded so as to reflect the net portion, if any, if the deferred tax asset management expects to realize in the consolidated balance sheet of the Company.

Recent Accounting Pronouncements

In September 2006, Staff Accounting Bulletin No. 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements,* ("SAB 108") was issued. SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 is effective for fiscal years ending after November 15, 2006, and does not change the SEC staff's previous positions in SAB 99 regarding qualitative considerations in assessing the materiality of misstatements. SAB 108 is not expected to have any material impact on the Company.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* to eliminate the diversity in practice that exists due to the different definitions of fair value that are dispersed among the many accounting pronouncements that require fair value measurements, and the limited guidance for applying those definitions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact, if any, of adopting SFAS 157 on the financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* ("FIN 48"), which clarifies the accounting for uncertainty in tax positions. This Interpretation requires that the Company recognize in its financial statements, the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of the 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. Accordingly, the Company will adopt FIN 48 on January 1, 2007. While the Company is still finalizing its assessment of the impact that FIN 48 will have, it is presently believed that the adoption of FIN 48 will not have a significant impact on its consolidated financial statements.

In March 2006, the FASB issued SFAS No. 156, *Accounting for Servicing of Financial Assets.* SFAS 156 amends SFAS 140 with respect to the accounting for separately-recognized servicing assets and liabilities. SFAS 156 requires all separately-recognized servicing assets and liabilities to be initially measured at fair value, and permits companies to elect, on a class-by-class basis, to account for servicing assets and liabilities on either a lower of cost or market value basis or a fair value measurement basis. See "Mortgage Servicing Rights" above for a description of the adoption of SFAS 156.

In February 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Financial Instruments — an amendment of FASB Statements No. 133 and 140.* SFAS 155 (i) permits an entity to measure at fair value any financial instrument that contains an embedded derivative that otherwise would require bifurcation; (ii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; and (iii) contains other provisions that are not germane to the Company. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year beginning after September 15, 2006. In late September 2006, the FASB proposed a scope exception under SFAS 155 for securitized interests that only contain an embedded derivative that is tied to the prepayment risk of the underlying prepayable financial asset, and for which the investor does not control the right to accelerate the settlement. The FASB opted to hold the proposed guidance open for a comment period and to re-deliberate the issue upon the expiration of the comment period. The FASB should issue their final guidance in early 2007. The MBS securities owned in the REIT portfolio currently would fall under this scope exception. However, in the future, the Company may own securities that may not fall under the exception or the FASB may repeal the exception, in which case the Company would be subject to the provisions of SFAS 155. Should securities owned by the Company fall under the provisions of SFAS 155 in the future, the Company's results of operations may exhibit volatility as certain of its future investments may be marked to market through the income statement. Currently, changes in the value of the Company's MBS securities are recognized through other comprehensive income (loss), a component of stockholders equity.

In January 2006, the Company adopted SFAS No. 123(R), *Share-Based Payment*, and this adoption did not have an impact on the Company, as the Company had previously accounted for stock-based compensation using the fair value based method prescribed by SFAS 123, *Accounting for Stock-Based Compensation.* See "Stock-Based Compensation" above for a complete description of the Company's accounting policy after the adoption of SFAS 123(R).

In November 2005, FASB issued FSP FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("FSP 115-1 and 124-1"), which clarifies when an investment is considered impaired, whether the impairment is other-than-temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. Implementation of these statements in 2006 did not have a significant impact on the Company's consolidated financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections* ("SFAS No. 154"), which replaces APB Opinion No. 20, *Accounting Changes,* and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements-An Amendment of APB Opinion No. 28.* SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections, and it establishes retrospective application as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS No. 154 was adopted by the Company at the beginning of fiscal 2006.

NOTE 2. OPTEUM FINANCIAL SERVICES, LLC

On November 3, 2005, Opteum acquired 100% of the equity interests of OFS through a merger with a wholly-owned subsidiary of Opteum. OFS is a mortgage lender that originates loans nationwide. The results of operations of OFS have been included in the Company's consolidated financial statements since November 3, 2005.

The Company has increased the aggregate purchase price by $0.8 for additional legal and accounting fees incurred directly related to the merger and it has made insignificant modifications to the allocation of the purchase price to the net assets acquired, based on final valuations and completion of analysis.

At the date of the merger, the Company recorded intangible assets with finite lives in the amount of $2.1 million for proprietary software and $0.6 million for an unlocked loans pipeline. The software intangible has a 36 month life without any significant residual value, and the unlocked loans intangible was reduced as the applicable loans were closed. At December 31, 2005, the accumulated amortization on these intangibles was $0.1 million for each. During 2006, the unlocked loans pipeline was reduced to zero. At December 31, 2006, the software intangible has a remaining unamortized value of $1.3 million, with $0.7 million of amortization being expensed in 2006. Also at the date of the merger, the Company recorded $1.4 million for an intangible related to the Opteum trade name, and $2.1 million of goodwill; these assets are not subject to amortization and through December 31, 2006, no impairment has been recorded.

On December 21, 2006, Opteum sold to Citigroup Global Markets Realty Corp. ("Citigroup Realty") a Class B non-voting limited liability company membership interest in OFS, representing 7.5% of all of OFS's outstanding limited liability company membership interests. Immediately following the transaction, Opteum held Class A voting limited liability company membership interests in OFS representing 92.5% of all of OFS's outstanding limited liability company membership interests. In connection with the transaction, Opteum also granted Citigroup Realty the option, exercisable on or before December 20, 2007, to acquire additional Class B non-voting limited liability company membership interests in OFS representing 7.49% of all of OFS's outstanding limited liability company membership interests.

NOTE 3. MORTGAGE LOANS HELD FOR SALE, NET

Upon the closing of a residential mortgage loan or shortly thereafter, OFS will sell or securitize the majority of its mortgage loan originations. OFS also sells mortgage loans insured or guaranteed by various government-sponsored entities and private insurance agencies. The insurance or guaranty is provided primarily on a nonrecourse basis to OFS, except where limited by the Federal Housing Administration and Veterans Administration and their respective loan programs. At December 31, 2006, OFS serviced approximately $9.4 billion of mortgage loans sold into the secondary market. All of OFS's loans held for sale are pledged as collateral under the various financing arrangements described in Note 8. Mortgage loans held for sale consist of the following as of December 31, 2006 and 2005:

(in thousands)

		December 31, 2006		December 31, 2005
Mortgage loans held for sale, and other, net	$	741,545	$	884,751
Deferred loan origination costs and other-net		9,188		9,604
Valuation allowance		(899)		(118)
	$	749,834	$	894,237

Included in mortgage loans held for sale above are IRLCs arising from OFS's economic hedging activities of IRLCs and mortgage loans held for sale. Such assets or liabilities are reported net in the accompanying consolidated financial statements. Fluctuations in the fair market value of IRLCs and other derivatives employed are reflected in the consolidated statement of operations under the caption "Gains on mortgage banking activities."

NOTE 4. RETAINED INTEREST, TRADING

Retained interest, trading is the subordinated interests retained by OFS resulting from securitizations and includes the over-collateralization and residual net interest spread remaining after payments to the Public Certificates and NIM Notes. Retained interest, trading represents the present value of estimated cash flows to be received from these subordinated interests in the future. The subordinated interests retained are classified as "trading securities" and are reported at fair value with unrealized gains or losses reported in earnings.

All of OFS's securitizations were structured and are accounted for as sales in accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*. Generally, to meet the sale treatment requirements of SFAS No. 140, the REMIC trust is structured as a "qualifying special purpose entity" or QSPE, which specifically limits the REMIC trust's activities, and OFS surrenders control over the mortgage loans upon their transfer to the REMIC trust.

Valuation of Investments. OFS classifies its retained interests as trading securities and therefore records these securities at their estimated fair value. In order to value the unrated, unquoted, investments, OFS will record these assets at their estimated fair value utilizing pricing information available directly from dealers and the present value calculated by projecting the future cash flows of an investment on a publicly available analytical system. When a publicly available analytical system is utilized, OFS will input the following variable factors which will have an impact on determining the market value:

Interest Rate Forecast. The forward London Interbank Offered Rate ("LIBOR") interest rate curve.

Discount Rate. The present value of all future cash flows utilizing a discount rate assumption established at the discretion of OFS to represent market conditions and value of similar instruments with similar risks. Discount rates used will vary over time. Management observes discount rates used for assets with similar risk profiles. In selecting which assets to monitor for variations in discount rates, management seeks to identify assets that share most, if not all of the risk attributes of the Company's retained interests, trading. Such assets are typically traded between market participants whereby the discount rate is the primary variable.

Prepayment Forecast. The prepayment forecast may be expressed by OFS in accordance with one of the following standard market conventions: 1) Constant Prepayment Rate (CPR) or 2) Percentage of a Prepayment Vector (PPV). Prepayment forecasts may be changed as OFS observes trends in the underlying collateral as delineated in the Statement to Certificate Holders generated by the REMIC trust's Trustee for each underlying security. Prepayment forecast will also vary over time as the level of interest rates change, the difference between rates available to borrowers on adjustable rate versus fixed rate mortgages change and non-interest rate related variables fluctuate such as home price appreciation, among others.

Credit Performance Forecast. A forecast of future credit performance of the underlying collateral pool will include an assumption of default frequency, loss severity, and a recovery lag. In general, OFS will utilize the combination of default frequency and loss severity in conjunction with a collateral prepayment assumption to arrive at a target cumulative loss to the collateral pool over the life of the pool based on historical performance of similar collateral by the originator. The target cumulative loss forecast will be developed and noted at the pricing date of the individual security but may be updated by OFS consistent with observations of the actual collateral pool performance. The Company utilizes a third party source to forecast credit performance.

Default Frequency may be expressed by OFS in accordance with any of three standard market conventions: 1) Constant Default Rate (CDR) 2) Percentage of a Standard Default Assumption (SDA) curve, or 3) a vector or curve established to meet forecasted performance for specific collateral pools.

Loss Severity will be expressed by OFS in accordance with historical performance of similar collateral and the standard market conventions of a percentage of the unpaid principal balance of the forecasted defaults lost during the foreclosure and liquidation process.

During the first year of a new issue OFS may balance positive or adverse effects of the prepayment forecast and the credit performance forecast allowing for deviation between actual and forecasted performance of the collateral pool. After the first year OFS will generally adjust the Prepayment and Credit Performance Forecasts to replicate actual performance trends without balancing adverse and positive effects.

The following table summarizes OFS's residual interests in securitizations as of December 31, 2006 and December 31, 2005:

(in thousands)

Series	Issue Date	December 31, 2006	December 31, 2005
HMAC 2004-1	March 4, 2004	$ 2,948	$ 5,096
HMAC 2004-2	May 10, 2004	1,939	3,240
HMAC 2004-3	June 30, 2004	362	1,056
HMAC 2004-4	August 16, 2004	1,544	3,749
HMAC 2004-5	September 28, 2004	4,545	6,178
HMAC 2004-6	November 17, 2004	9,723	14,321
OMAC 2005-1	January 31, 2005	13,331	14,721
OMAC 2005-2	April 5, 2005	14,259	11,302
OMAC 2005-3	June 17, 2005	16,091	14,656
OMAC 2005-4	August 25, 2005	12,491	12,552
OMAC 2005-5	November 23, 2005	8,916	11,140
OMAC 2006-1	March 23, 2006	13,219	-
OMAC 2006-2	June 26, 2006	4,831	-
Total		$ 104,199	$ 98,011

Key economic assumptions used in measuring the fair value of retained interests at the date of securitization resulting from securitizations completed during 2006 and 2005 were as follows:

	2006	2005
Prepayment speeds (CPR)	36.25%	28.65%
Weighted-average-life	4.18	2.83
Expected credit losses	0.74%	1.07%
Discount rates	16.81%	14.90%
Interest rates	Forward LIBOR Yield curve	Forward LIBOR Yield curve

At December 31, 2006 and December 31, 2005, key economic assumptions and the sensitivity of the current fair value of residual cash flows to the immediate 10% and 20% adverse change in those assumptions are as follows:

(in thousands)

	December 31, 2006	December 31, 2005
Balance sheet carrying value of retained interests – fair value	$ 104,199	$ 98,011
Weighted average life (in years)	4.26	2.62
Prepayment assumption (annual rate)	37.88%	32.53%
Impact on fair value of 10% adverse change	$ (8,235)	$ (7,817)
Impact on fair value of 20% adverse change	$ (14,939)	$ (16,089)
Expected Credit losses (annual rate)	0.56%	0.61%
Impact on fair value of 10% adverse change	$ (3,052)	$ (3,247)
Impact on fair value of 20% adverse change	$ (6,098)	$ (6,419)
Residual Cash-Flow discount rate	16.03%	13.96%
Impact on fair value of 10% adverse change	$ (4,575)	$ (3,804)
Impact on fair value of 20% adverse change	$ (8,771)	$ (7,392)
Interest rates on variable and adjustable loans and bonds	Forward LIBOR Yield Curve	Forward LIBOR Yield Curve
Impact on fair value of 10% adverse change	$ (18,554)	$ (21,265)
Impact on fair value of 20% adverse change	$ (39,292)	$ (34,365)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based upon a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of the variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption, in reality, changes in one factor may result in changes in another which may magnify or counteract the sensitivities. To estimate the impact of a 10% and 20% adverse change of the Forward LIBOR curve, a parallel shift in the forward LIBOR curve was assumed based on the Forward LIBOR curve at December 31, 2006 and December 31, 2005.

Static pool loss percentages are calculated by dividing projected future credit losses (at the time of securitization) and actual losses incurred as of the date indicated by the original balance of each pool of assets. The following static pool loss percentages are calculated based upon all OFS securitizations that have been completed to date:

(in thousands)

Series	Issue Date	Original Unpaid Principal Balance	Projected Aggregate Static Pool Loss Percentage	Static Pool Loss Percentage Through December 31, 2006	Static Pool Loss Percentage Through December 31, 2005
HMAC 2004-1	March 4, 2004	$ 309,710	0.14%	0.14%	0.01%
HMAC 2004-2	May 10, 2004	388,737	0.15	0.33	0.12
HMAC 2004-3	June 30, 2004	417,055	0.17	0.20	0.06
HMAC 2004-4	August 16, 2004	410,123	0.23	0.08	0.01
HMAC 2004-5	September 28, 2004	413,875	0.34	0.03	0.00
HMAC 2004-6	November 17, 2004	761,027	0.44	0.15	0.01
OMAC 2005-1	January 31, 2005	802,625	0.43	0.07	0.01
OMAC 2005-2	April 5, 2005	883,987	0.47	0.04	0.00
OMAC 2005-3	June 17, 2005	937,117	0.39	0.01	0.00
OMAC 2005-4	August 25, 2005	1,321,739	0.64	0.00	0.00
OMAC 2005-5	November 23, 2005	986,277	0.72	0.01	0.00
OMAC 2006-1	March 23, 2006	934,441	0.71	0.00	-
OMAC 2006-2	June 26, 2006	491,572	0.90	0.00	-
Total		$ 9,058,285			

The table below summarizes certain cash flows received from and paid to securitization trusts:

(in thousands)

	December 31, 2006	For the Period November 3, 2005 (date of merger) through December 31, 2005
Proceeds from securitizations	$ 1,436,838	$ 989,843
Servicing fees received	17,878	2,838
Servicing advances	662	291
Cash flows received on retained interests	4,356	261

The following information presents quantitative information about delinquencies and credit losses on securitized financial assets as of December 31, 2006 and 2005:

(in thousands)

As of Date	Total Principal Amount of Loans	Principal Amount of Loans 60 Days or more	Net Credit Losses
December 31, 2006	$ 5,849,013	$ 138,205	$ 5,210
December 31, 2005	$ 6,363,279	$ 57,871	$ 913

NOTE 5. MORTGAGE SERVICING RIGHTS, NET

As permitted by the effective date provisions of SFAS No. 156, the Company has early adopted SFAS No. 156 as of January 1, 2006 with respect to the valuation of its MSRs. (See Note 1 - Mortgage Servicing Rights.) Activities for MSRs are summarized as follows for the year ended December 31, 2006 and for the period November 3, 2005 (date of merger) through December 31, 2005:

(in thousands)

	For the year ended December 31, 2006	For the Period November 3, 2005 (date of merger) through December 31, 2005
Balance at beginning of period (at cost)	$ 86,082	$ 87,080
Adjustment to fair value upon adoption of SFAS 156 at January 1, 2006	4,298	-
Additions	43,175	-
Changes in fair value:		
Changes in fair value	(33,551)	1,432
Changes in fair value due to change in valuation assumptions	$ (1,145)	$ (2,430)
Balance at end of period	$ 98,859	$ 86,082

The Company elected to account for all originated MSRs as one class and, therefore, all MSRs are carried at fair value. As a result of the early adoption of SFAS 156, the carrying value of the MSRs has been increased by approximately $4.3 million (pre-tax) as of January 1, 2006. As required by the provisions of SFAS 156, the net of tax effect was recorded as a cumulative effect adjustment to retained earnings of OFS as of January 1, 2006. In addition, changes in value due to run-offs of the portfolio are recorded as valuation adjustments instead of amortization.

The fair value of MSRs is determined using discounted cash flow techniques. During 2006, OFS increased the MSR value on a net basis by $12.8 million primarily as a result of additions to the servicing portfolio and changes in market conditions. Estimates of fair value involve several assumptions, including the key valuation assumptions about market expectations of future prepayment rates, interest rates and discount rates. Prepayment rates are projected using a prepayment model. The model considers key factors, such as refinance incentive, housing turnover, seasonality and aging of the pool of loans. Prepayment speeds incorporate expectations of future rates implied by the forward LIBOR/swap curve, as well as collateral specific information

At December 31, 2006 and 2005, key economic assumptions and the sensitivity of the current fair value of MSR rights cash flows to the immediate 10 percent and 20 percent adverse change in those assumptions are as follows: (Note - base case prepayment and discount rate assumptions are a weighted average of the values applied to the various mortgage loans).

(in thousands)

		December 31, 2006		December 31, 2005
Prepayment assumption (annual rate) (PSA)		424.6		254.0
Impact on fair value of 10% adverse change	$	(3,923)	$	(3,615)
Impact on fair value of 20% adverse change	$	(7,557)	$	(6,936)
MSR Cash-Flow Discount Rate		14.50%		10.74%
Impact on fair value of 10% adverse change	$	(3,505)	$	(4,856)
Impact on fair value of 20% adverse change	$	(6,727)	$	(9,280)

These sensitivities are entirely hypothetical and should be used with caution. As the figures indicate, changes in fair value based upon 10% and 20% variations in assumptions generally cannot be extrapolated to greater or lesser percentage variation because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of the variation in a particular assumption on the fair value of the MSR is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another which may magnify or counteract the sensitivities.

NOTE 6. MORTGAGE-BACKED SECURITIES

At December 31, 2006 and 2005, all of Opteum's MBS were classified as available-for-sale and, as such, are reported at their estimated fair value. Estimated fair value was determined based on the average of third-party broker quotes received and/or independent pricing sources when available.

The following are the carrying values of Opteum's MBS portfolio at December 31, 2006 and 2005:

(in thousands)

		December 31, 2006		December 31, 2005
Hybrid Arms and Balloons	$	76,488	$	753,896
Adjustable Rate Mortgages		2,105,818		2,006,767
Fixed Rate Mortgages		626,428		733,366
Totals	$	2,808,734	$	3,494,029

The following table presents the components of the carrying value of Opteum's MBS portfolio at December 31, 2006 and 2005:

(in thousands)

		December 31, 2006		December 31, 2005
Principal balance	$	2,779,867	$	3,457,887
Unamortized premium		116,114		115,133
Unaccreted discount		(502)		(2,497)
Gross unrealized gains		422		266
Other-than-temporary losses		(9,971)		-
Gross unrealized losses		(77,196)		(76,760)
Carrying value/estimated fair value	$	2,808,734	$	3,494,029

The following table presents for Opteum's MBS investments with gross unrealized losses, the estimated fair value and gross unrealized losses aggregated by investment category, at December 31, 2006:

(in thousands)

	Loss Position More than 12 Months		Loss Position Less than 12 Months		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Hybrid Arms and Balloons	$ 67,437	$ (1,858)	$ -	$ -	$ 67,437	$ (1,858)
Adjustable Rate Mortgages	1,232,644	(46,715)	348,901	(2,591)	1,581,545	(49,306)
Fixed Rate Mortgages	515,067	(25,662)	48,604	(370)	563,671	(26,032)
	$ 1,815,148	$ (74,235)	$ 397,505	$ (2,961)	$ 2,212,653	$ (77,196)

The following table presents for Opteum's MBS investments with gross unrealized losses, the estimated fair value and gross unrealized losses aggregated by investment category, at December 31, 2005:

(in thousands)

	Loss Position Less than 12 Months		Loss Position More than 12 Months		Total	
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Hybrid Arms and Balloons	$ 563,661	$ (8,409)	$ $141,676	$ (4,511)	$ 705,337	$ (12,920)
Adjustable Rate Mortgages	1,648,085	(27,918)	270,945	(8,945)	1,919,031	(36,862)
Fixed Rate Mortgages	425,261	(10,762)	346,435	(16,215)	771,696	(26,977)
	$ 2,637,007	$ (47,089)	$ 759,056	$ (29,671)	$ 3,396,063	$ (76,760)

At December 31, 2006, all of Opteum's MBS investments have contractual maturities greater than 24 months. Actual maturities of MBS investments are generally shorter than stated contractual maturities. Actual maturities of Opteum's MBS investments are affected by the contractual lives of the underlying mortgages, periodic payments of principal, and prepayments of principal.

Approximately $0.3 million of the $10.3 million decline in fair value of MBS investments is not considered to be other-than-temporary. Accordingly, the approximately $10.0 million of other-than-temporary loss is recorded as a charge to earnings on the consolidated statement of operations for the year ended December 31, 2006. Generally, the factors considered in making this determination include: the expected cash flow from the MBS investment, the general quality of the MBS owned, any credit protection available, current market conditions, and the magnitude and duration of the historical decline in market prices as well as Opteum's ability and intention to hold the MBS owned. The approximately $10.0 million of other-than-temporary loss for the period ended December 31, 2006 was based on management's decision to sell certain MBS securities in the first quarter of 2007 and therefore not hold such securities until their decline in fair market value could be recovered. The aggregate fair market value as of December 31, 2006, of the MBS securities expected to be sold in the first quarter of 2007 was approximately $446 million. The Company has the present intent and ability to hold the remaining available for sale assets until their decline in fair market value could be recovered.

NOTE 7. EARNINGS PER SHARE

The Company follows the provisions of SFAS No. 128, *Earnings per Share*, and the guidance provided in the FASB's Emerging Issues Task Force ("EITF") Issue No. 03-6, *Participating Securities and the two-class method under FASB Statement No. 128, Earnings Per Share*, which requires companies with complex capital structures, common stock equivalents, or two classes of participating securities to present both basic and diluted earnings per share ("EPS") on the face of the statement of operations. Basic EPS is calculated as income available to common stockholders divided by the weighted average number of common shares outstanding during the period. Diluted EPS is calculated using the "if converted" method for common stock equivalents.

Effective July 9, 2004, the shares of Class B Common Stock, participating and convertible into Class A Common Stock, became entitled to receive dividends in an amount equal to the dividends declared on each share of Class A Common Stock if, as and when authorized and declared by the Board of Directors. Following the provisions of EITF 03-6, the Class B Common Stock, beginning in the three-month period ended September 30, 2004, is included in the computation of basic EPS using the two-class method, and consequently is presented separately from Class A Common Stock. Prior to July 9, 2004, the Class B shares of common stock are not included in the basic EPS computation as the conditions to participate in earnings were not met, and they were not included in the computation of diluted Class A EPS as the conditions for conversion to Class A shares were not met.

The Class C common shares are not included in the basic EPS computation as these shares do not have participation rights. The Class C common shares totaling 319,388 are not included in the computation of diluted Class A EPS as the conditions for conversion to Class A shares were not met.

Effective November 3, 2005, the Company issued 1,223,208 shares of Class A Redeemable Preferred Stock, pursuant to the acquisition of OFS. Holders of shares of the preferred stock could not receive or accrue dividend payments prior to January 1, 2006; therefore, these preferred shares were not included in the basic EPS computation for the year ended December 31, 2005 as these shares did not have participation rights during the period from their issuance through December 31, 2005. The shares of the Class A Redeemable Preferred Stock were only eligible to convert into shares of Class A Common Stock at such time as such conversion was approved by a majority number of stockholders; therefore, since this conversion was not approved prior to December 31, 2005 the shares were not included in the computation of diluted Class A Common Stock EPS as of December 31, 2005.

After January 1, 2006, and prior to March 31, 2006, holders of Class A Redeemable Preferred Stock were entitled to receive dividends according to the formula described in the Company's amended Articles of Incorporation. For the Company's first quarter 2006 dividend declared on March 10, 2006, the shares of Class A Redeemable Preferred Stock, although considered to be participating securities, did not receive a dividend pursuant to the formula. Following the provisions of EITF 03-6; the Class A Redeemable Preferred Stock, a participating security prior to conversion on April 28, 2006, was excluded in the computation of basic EPS using the two-class method.

The conversion of the Class A Redeemable Preferred Stock into shares of Class A Common Stock was approved by the stockholders at the Company's 2006 Annual Meeting of Shareholders on April 28, 2006, and the shares of Class A Redeemable Preferred Stock were converted into shares of Class A Common Stock on that date. For purposes of the EPS computation, the conversion of the shares of Class A Redeemable Preferred Stock into shares of Class A Common Stock has been accounted for as of April 28, 2006, and is included in the computation of basic EPS for the Class A Common Stock as of that date.

As a result of the conversion of the Class A Redeemable Preferred Stock into Class A Common Stock, the EPS presentation for these securities is no longer presented.

The Company has dividend eligible stock incentive plan shares that were outstanding during the year ended December 31, 2006. These stock incentive plan shares have dividend participation rights, but no contractual obligation to share in losses. Since there is no such obligation, these incentive plan shares are not included, pursuant to EITF 03-6, in the twelve months ended December 31, 2006, basic EPS computation for the Class A Common Stock, even though they are participating securities. For the computation of diluted EPS for the Class A Common Stock for the period ended December 31, 2006, 503,644 phantom shares are excluded as their inclusion would be anti-dilutive.

The table below reconciles the numerators and denominators of the basic and diluted EPS.

(in thousands)

	Year Ended December 31, 2006	2005	2004
Basic and diluted EPS per Class A common share:			
Numerator: net (loss) income allocated to the Class A common shares	$ (48,909)	$ 23,911	$ 22,530
Denominator: basic and diluted:			
Class A common shares outstanding at the balance sheet date	24,516	23,567	20,369
Dividend eligible equity plan shares issued as of the balance sheet date	-	500	314
Effect of weighting	(450)	(2,646)	(9,230)
Weighted average shares-basic and diluted	24,066	21,421	11,453
Basic and diluted EPS per Class A common share	$ (2.03)	$ 1.12	$ 1.97
Basic and diluted EPS per Class B common share:			
Numerator: net (loss) income allocated to Class B common shares	$ (637)	$ 372	$ 327
Denominator: basic and diluted:			
Class B common shares outstanding at the balance sheet date	319	319	319
Effect of weighting (based on date Class B shares participate in dividends)	-	-	(160)
Weighted average shares-basic and diluted	319	319	159
Basic and diluted EPS per Class B common share	$ (1.99)	$ 1.16	$ 2.05

NOTE 8. WAREHOUSE LINES OF CREDIT AND DRAFTS PAYABLE

OFS issues drafts or wires at loan settlement in order to facilitate the closing of mortgage loans held for sale. Drafts payable represent mortgage loans on which a closing has occurred prior to year end but the related drafts have not cleared the respective bank. Upon clearing the bank, the drafts are funded by the appropriate warehouse line of credit. Warehouse and aggregate lines of credit and loans sale agreements accounted for as financing consisted of the following at December 31, 2006:

(in thousands)

Warehouse and aggregation lines of credit:		2006
A committed warehouse line of credit for $100 million between OFS and Residential Funding Corporation ("RFC"). The agreement expired on February 28, 2007 and was not renewed. RFC is now a party to the JPM syndicated facility below. The agreement provides for interest rates based upon one month LIBOR plus a margin between 1.00% and 2.50% depending on the product that was originated or acquired.	$	6,172
A syndicated committed warehouse line of credit for $850 million between OFS and JP Morgan Chase ("JPM"). The agreement expires on May 30, 2007 and is expected to be renewed prior to its expiration. The agreement provides for interest rates based upon one month LIBOR plus a margin of 0.60% to 1.50% depending on the product originated or acquired.		409,609
An aggregation facility for $1.5 billion for the whole loan and servicing rights facility, collectively, (of which no more than $100 million may be allocated to the servicing rights facility) between HS Special Purpose, LLC, a wholly-owned subsidiary of OFS, and Citigroup Global Markets Realty Corp. ("Citigroup") to aggregate loans pending securitization. The agreement expires on December 20, 2007. The agreement provides for interest rates based upon one month LIBOR plus a margin of 0.30%.		5,358
A $750 million purchase and security agreement between OFS and UBS Warburg Real Estate Securities, Inc. ("UBS Warburg")		3,283
Drafts payable		6,542
Loans sales agreements accounted for as financings:		
An uncommitted $700 million purchase agreement between OFS and Colonial Bank. The facility is due upon demand and can be cancelled by either party upon notification to the counterparty. OFS incurs a charge for the facility based on one month LIBOR plus 0.50% for the first $300.0 million purchased and one month LIBOR plus 0.75% for the amount used above and beyond $300.0 million. The facility is secured by loans held for sale and cash generated from sales to investors		303,915
Total Warehouse lines and drafts payable	$	734,879

In addition to the RFC, JPM, Citigroup, UBS Warburg, and Colonial Bank facilities, OFS has purchase and sale agreements with Fannie Mae. These additional agreements allow OFS to accelerate the sale of its mortgage loan inventory, resulting in a more effective use of its warehouse facilities. OFS has a combined capacity of $100 million under these purchase and sale agreements. There were no amounts sold and being held under these agreements at December 31, 2006. The agreements are not committed facilities and may be terminated at the discretion of either party.

The facilities are secured by mortgage loans and other assets of OFS. The facilities generally contain various covenants pertaining to tangible net worth, net income, available cash and liquidity, leverage ratio, current ratio and servicing delinquency. As of December 31, 2006, OFS was not in compliance with respect to four covenants pertaining to net income and tangible net worth with two lenders. OFS has obtained waivers for the covenant violations. At January 31, 2007, OFS was not in compliance with one covenant with one lender pertaining to tangible net worth. OFS has obtained a waiver for the covenant violation.

NOTE 9. OTHER SECURED BORROWINGS

Other secured borrowings consisted of the following at December 31:

(in thousands)

		2006
A committed warehouse line of credit for $150.0 million between OFS and JP Morgan Chase, that allows for a sublimit for originated Mortgage Servicing Rights. The agreement expires May 30, 2007 and is expected to be renewed prior to its expiration. The agreement provides for interest rate based on LIBOR plus 1.50% to 1.85% depending on collateral type.	$	71,657
Citigroup Global Realty Inc., working capital line of credit for $80.0 million secured by the retained interests in securitizations through OMAC 2006-2. The facility expires on December 20, 2007. The agreement provides for interest rate based on LIBOR plus 1.00%		50,320
	$	121,977

NOTE 10. REPURCHASE AGREEMENTS

Opteum has entered into repurchase agreements to finance most of its MBS security purchases. The repurchase agreements are short-term borrowings that bear interest at rates that have historically moved in close relationship to LIBOR. At December 31, 2006, Opteum had an outstanding amount of $2.7 billion with a net weighted average borrowing rate of 5.31% and these agreements were collateralized by MBS with a fair value of $2.8 billion. At December 31, 2005, Opteum had an outstanding amount of $3.3 billion with a net weighted average borrowing rate of 4.15%, and these agreements were collateralized by MBS with a fair value of $3.5 billion and restricted cash of $2.3 million.

At December 31, 2006, Opteum's repurchase agreements had remaining maturities as summarized below:

(in thousands)

	OVERNIGHT (1 DAY OR LESS)	BETWEEN 2 AND 30 DAYS	BETWEEN 31 AND 90 DAYS	GREATER THAN 90 DAYS	TOTAL
Agency-Backed Mortgage-Backed Securities:					
Amortized cost of securities sold, including accrued interest receivable	$ -	$ 859,344	$ 807,488	$ 1,149,309	$ 2,816,141
Fair market value of securities sold, including accrued interest receivable	$ -	$ 833,436	$ 793,702	$ 1,106,228	$ 2,733,366
Repurchase agreement liabilities associated with these securities	$ -	$ 842,094	$ 805,595	$ 1,093,991	$ 2,741,680
Net weighted average borrowing rate	-	5.31%	5.33%	5.29%	5.31%

At December 31, 2005, Opteum's repurchase agreements had remaining maturities as summarized below:

(in thousands)

	OVERNIGHT (1 DAY OR LESS)	BETWEEN 2 AND 30 DAYS	BETWEEN 31 AND 90 DAYS	GREATER THAN 90 DAYS	TOTAL
Agency-Backed Mortgage-Backed Securities:					
Amortized cost of securities sold, including accrued interest receivable	$ —	$ 906,106	$ 813,437	$ 1,533,017	$ 3,252,560
Fair market value of securities sold, including accrued interest receivable	$ —	$ 893,160	$ 791,259	$ 1,498,980	$ 3,183,399
Repurchase agreement liabilities associated with these securities	$ —	$ 914,262	$ 857,995	$ 1,565,341	$ 3,337,598
Net weighted average borrowing rate	—	4.22%	4.01%	4.19%	4.15%

At December 31, 2006, Opteum's repurchase agreements had the following counterparties, amounts at risk and weighted average remaining maturities:

(in thousands)

Repurchase Agreement Counterparties	Amount Outstanding	Amount at Risk(1)	Weighted Average Maturity of Repurchase Agreements in Days	Percent of Total Amount Outstanding
Deutsche Bank Securities, Inc.	$ 834,940	$ 10,189	28	30.45 %
JP Morgan Securities	652,936	13,195	98	23.82
Nomura Securities International, Inc.	463,410	13,405	94	16.90
Washington Mutual	333,587	12,476	24	12.17
Countrywide Securities Corp	206,220	4,401	79	7.52
BNP Paribas	92,155	2,666	18	3.36
Goldman Sachs	70,068	1,278	122	2.56
Bank of America Securities, LLC	54,120	1,742	136	1.97
UBS Investment Bank, LLC	21,515	231	17	0.78
RBS Greenwich Capital	12,729	44	7	0.47
Total	$ 2,741,680	$ 59,627		100.00 %

(1) Equal to the fair value of securities sold, plus accrued interest income, minus the sum of repurchase agreement liabilities, plus accrued interest expense.

At December 31, 2005, Opteum's repurchase agreements had the following counterparties, amounts at risk and weighted average remaining maturities:

(in thousands)

Repurchase Agreement Counterparties	Amount Outstanding	Amount at Risk(1)	Weighted Average Maturity of Repurchase Agreements in Days	Percent of Total Amount Outstanding
Deutsche Bank Securities, Inc.	$ 894,748	$ 12,018	135	26.81 %
Nomura Securities International, Inc.	623,631	27,010	122	18.69
Cantor Fitzgerald	467,638	15,958	70	14.01
Washington Mutual	375,345	11,630	7	11.25
Goldman Sachs	207,525	7,438	44	6.22
Bear Stearns & Co. Inc.	167,610	6,096	157	5.02
UBS Investment Bank, LLC	158,781	5,059	93	4.76
Merrill Lynch	128,119	(7,949)	96	3.84
JP Morgan Securities	115,807	1,652	151	3.47
Morgan Stanley	73,505	1,767	26	2.20
Lehman Brothers	62,643	2,399	87	1.88
Countrywide Securities Corp	22,930	1,238	86	0.69
Daiwa Securities America Inc.	19,732	39	188	0.58
Bank of America Securities, LLC	19,584	815	27	0.58
Total	$ 3,337,598	$ 85,170		100.00 %

(1) Equal to the fair value of securities sold, plus accrued interest income, minus the sum of repurchase agreement liabilities, plus accrued interest expense.

NOTE 11. TRUST PREFERRED SECURITIES

On May 17, 2005, Opteum completed a private offering of $50.0 million of trust preferred securities of Bimini Capital Trust I ("BCTI"), a Delaware statutory business trust sponsored by Opteum. BCTI used the proceeds of the private offering, together with Opteum's investment of $1.6 million in BCTI common equity securities, to purchase $51.6 million aggregate principal amount of Opteum's BCTI Junior Subordinated Notes with terms that parallel the terms of the BCTI trust preferred securities.

The BCTI trust preferred securities and Opteum's BCTI Junior Subordinated Notes have a fixed rate of interest until March 30, 2010, of 7.61% and thereafter, through maturity in 2035, the rate will float at a spread of 3.30% over the prevailing three-month LIBOR rate. The BCTI trust preferred securities and Opteum's BCTI Junior Subordinated Notes require quarterly interest distributions and are redeemable at Opteum's option, in whole or in part and without penalty, beginning March 30, 2010 and at any date thereafter. Opteum's BCTI Junior Subordinated Notes are subordinate and junior in right of payment of all present and future senior indebtedness. The proceeds from the private offering net of costs were approximately $48.5 million.

On October 5, 2005, Opteum completed a private offering of $50.0 million of trust preferred securities of Bimini Capital Trust II ("BCTII"), a Delaware statutory business trust sponsored by Opteum. BCTII used the proceeds of the private offering, together with Opteum's investment of $1.5 million in BCTII common equity securities, to purchase $51.5 million aggregate principal amount of Opteum's BCTII Junior Subordinated Notes with terms that parallel the terms of the BCTII trust preferred securities.

The BCTII trust preferred securities and Opteum's BCTII Junior Subordinated Notes have a fixed rate of interest until December 15, 2010, of 7.8575% and thereafter, through maturity in 2035, the rate will float at a spread of 3.50% over the prevailing three-month LIBOR rate. The BCTII trust preferred securities and Opteum's BCTII Junior Subordinated Notes require quarterly interest distributions and are redeemable at Opteum's option, in whole or in part and without penalty, beginning December 15, 2010, and at any date thereafter. Opteum's BCTII Junior Subordinated Notes are subordinate and junior in right of payment of all present and future senior indebtedness. The proceeds from the private offering net of costs were approximately $48.5 million.

Each trust is a variable interest entity pursuant to FIN No. 46 because the holders of the equity investment at risk do not have adequate decision making ability over the trust's activities. Since Opteum's investment in each trust's common equity securities was financed directly by the applicable trust as a result of its loan of the proceeds to Opteum, that investment is not considered to be an equity investment at risk pursuant to FIN No. 46. Since Opteum's common share investments in BCTI and BCTII are not a variable interest, Opteum is not the primary beneficiary of the trusts. Therefore, Opteum has not consolidated the financial statements of BCTI and BCTII into its financial statements. Based on the aforementioned accounting guidance, the accompanying consolidated financial statements present Opteum's BCTI and BCTII Junior Subordinated Notes issued to the trusts as liabilities and Opteum's investments in the common equity securities of BCTI and BCTII as assets. For financial statement purposes, Opteum records payments of interest on the Junior Subordinated Notes issued to BCTI and BCTII as interest expense.

NOTE 12. CAPITAL STOCK

Authorized Shares

The total number of shares of capital stock which the Company has the authority to issue is 110,000,000 shares, consisting of 100,000,000 shares of common stock having a par value of $0.001 per share and 10,000,000 shares of preferred stock having a par value of $0.001 per share. The Board of Directors has the authority to classify any unissued shares by setting or changing in any one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares.

Common Stock

Of the 100,000,000 authorized shares of common stock, 98,000,000 shares were designated as Class A Common Stock, 1,000,000 shares were designated as Class B Common Stock and 1,000,000 shares were designated as Class C Common Stock. Holders of shares of common stock have no sinking fund or redemption rights and have no preemptive rights to subscribe for any of the Company's securities.

Class A Common Stock

Each outstanding share of Class A Common Stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Holders of shares of Class A Common Stock are not entitled to cumulate their votes in the election of directors.

Subject to the preferential rights of any other class or series of stock and to the provisions of the Company's charter, as amended, regarding the restrictions on transfer of stock, holders of shares of Class A Common Stock are entitled to receive dividends on such stock if, as and when authorized and declared by the Board of Directors.

Class B Common Stock

Each outstanding share of Class B Common Stock entitles the holder to one vote on all matters submitted to a vote of common stockholders, including the election of directors. Holders of shares of Class B Common Stock are not entitled to cumulate their votes in the election of directors. Holders of shares of Class A Common Stock and Class B Common Stock shall vote together as one class in all matters except that any matters which would adversely affect the rights and preferences of Class B Common Stock as a separate class shall require a separate approval by holders of a majority of the outstanding shares of Class B Common Stock. Holders of shares of Class B Common Stock are entitled to receive dividends on each share of Class B Common Stock in an amount equal to the dividends declared on each share of Class A Common Stock if, as and when authorized and declared by the Board of Directors.

Each share of Class B Common Stock shall automatically be converted into one share of Class A Common Stock on the first day of the fiscal quarter following the fiscal quarter during which the Company's Board of Directors were notified that, as of the end of such fiscal quarter, the stockholders' equity attributable to the Class A Common Stock, calculated on a pro forma basis as if conversion of the Class B Common Stock (or portion thereof to be converted) had occurred, and otherwise determined in accordance with GAAP, equals no less than $15.00 per share (adjusted equitably for any stock splits, stock combinations, stock dividends or the like); provided, that the number of shares of Class B Common Stock to be converted into Class A Common Stock in any quarter shall not exceed an amount that will cause the stockholders' equity attributable to the Class A Common Stock calculated as set forth above to be less than $15.00 per share; provided further, that such conversions shall continue to occur until all shares of Class B Common Stock have been converted into shares of Class A Common Stock; and provided further, that the total number of shares of Class A Common Stock issuable upon conversion of the Class B Common Stock shall not exceed 3% of the total shares of common stock outstanding prior to completion of an initial public offering of Opteum's Class A Common Stock.

Class C Common Stock

No dividends will be paid on the Class C Common Stock. Holders of shares of Class C Common Stock are not entitled to vote on any matter submitted to a vote of stockholders, including the election of directors, except that any matters that would adversely affect the rights and privileges of the Class C Common Stock as a separate class shall require the approval of a majority of the Class C Common Stock.

Each share of Class C Common Stock shall automatically be converted into one share of Class A Common Stock on the first day of the fiscal quarter following the fiscal quarter during which the Company's Board of Directors were notified that, as of the end of such fiscal quarter, the stockholders' equity attributable to the Class A Common Stock, calculated on a pro forma basis as if conversion of the Class C Common Stock had occurred and giving effect to the conversion of all of the shares of Class B Common Stock as of such date, and otherwise determined in accordance with GAAP, equals no less than 15.00 per share (adjusted equitably for any stock splits, stock combinations, stock dividends or the like); provided, that the number of shares of Class C Common Stock to be converted into Class A Common Stock shall not exceed an amount that will cause the stockholders' equity attributable to the Class A Common Stock calculated as set forth above to be less than 15.00 per share; and provided further, that such conversions shall continue to occur until all shares of Class C Common Stock have been converted into shares of Class A Common Stock and provided further, that the total number of shares of Class A Common Stock issuable upon conversion of the Class C Common Stock shall not exceed 3% of the total shares of common stock outstanding prior to completion of an initial public offering of Opteum's Class A Common Stock.

Initial Capitalization

The three initial independent directors of the Company's Board of Directors subscribed for a total of 7,500 shares of Class A Common Stock in October 2003 at par value, or a price of $0.001 per share. Compensation totaling $28 was recorded as a result of this issuance. See below for a description of additional Class A Common Stock issuances.

Of the 1,000,000 shares of Class B Common Stock authorized for issuance, 319,388 shares were issued to Opteum's initial officers, Jeffrey J. Zimmer and Robert E. Cauley, in October 2003 for a total price of $1,500. Of the 1,000,000 shares of Class C Common Stock authorized for issuance, 319,388 shares were subscribed to by Flagstone Securities, LLC in October 2003 at par value, or a price of $0.001 per share. Compensation totaling $1,181 was recorded as a result of this issuance.

Issuances of Common Stock

On December 11, 2003, Opteum began a private placement offering (the "Offering") of up to 10,000,000 shares of Class A Common Stock at a price to the investors of $15.00 per share. On December 19, 2003, Opteum completed a first closing, in which Opteum issued 4,004,602 shares and received proceeds of $56,598,732, which is net of placement agency fees and expenses totaling $3,350,297. On January 30, 2004, the Offering was closed, and Opteum issued an additional 5,837,055 shares and received proceeds of $82,864,346, which is net of placement agency fees and expenses totaling $4,691,479.

On February 17, 2004, Opteum issued a total of 158,343 shares of Class A Common Stock in a private offering and received proceeds of $2,248,471, which is net of placement agency fees and expenses totaling $126,674.

On September 21, 2004, Opteum issued a total of 5,000,000 shares of Class A Common Stock in an initial public offering and, on September 24, 2004 issued 750,000 shares of Class A Common Stock pursuant to the exercise of an over allotment option by the underwriters. Proceeds of $75,881,557, which is net of underwriter fees and expenses totaling $7,481,136 were received by Opteum.

On December 16, 2004, Opteum issued a total of 4,000,000 shares of Class A Common Stock in a secondary public offering and, on December 17, 2004 issued 600,000 shares of Class A Common Stock pursuant to the exercise of an over allotment option by the underwriters. Proceeds of $66,679,375, which is net of underwriter fees and expenses totaling $4,620,625 were received by Opteum.

During 2004, Opteum issued a total of 11,415 shares of Class A Common Stock to its directors for the payment of director fees. The compensation charges for these issuances were recorded at the respective fair-values at the date of each issuance in accordance with SFAS No. 123. Total compensation charges related to these issuances was $174,386 for the year ended December 31, 2004.

During 2005, Opteum issued a total of 27,800 shares of Class A Common Stock to its directors for the payment of director fees. The compensation charges for these issuances were recorded at the respective fair-values at the date of each issuance in accordance with SFAS No. 123. Total compensation charges related to these issuances was $357,843 for the year ended December 31, 2005.

During 2005, Opteum issued 3,717,242 shares of its Class A Common Stock in connection with an acquisition (see Note 2). Also, a total of 14,667 shares of Class A Common Stock were issued in connection with Opteum's stock-based compensation plans.

During 2006, Opteum issued for payment of Director fees a total of 37,001 shares of Class A Common Stock, and Opteum also paid $204,979 of cash compensation.

During 2006, Opteum issued 140,490 shares of its Class A Common Stock to Opteum employees pursuant to the terms of the stock incentive plan phantom share grants (see Note 14).

On April 28, 2006, Opteum issued a total of 1,223,208 shares of Class A Common Stock in conjunction with the conversion of the Class A Redeemable Preferred Stock (see Note 7).

On July 17, 2006, Opteum granted 79,725 restricted shares of its Class A Common Stock to certain key employees of the Company's subsidiary pursuant to the terms of the Opteum Inc. 2003 Long Term Incentive Compensation Plan. The shares were subject to forfeiture prior to the November 3, 2006, vesting date. On the vesting date 4,650 total shares were forfeited and 75,075 total shares were issued.

During 2006, Opteum retired 1,089,100 shares of Class A Common Stock.

Dividends

On March 9, 2007, the Company's Board of Directors declared a $0.05 per share cash dividend to the holders of its dividend eligible securities on the record date of March 26, 2007. These dividends are payable on April 13, 2007.

On December 20, 2006, the Company's Board of Directors declared a $0.05 per share cash dividend to the holders of its dividend eligible securities on the record date of January 3, 2007. Dividends were payable on 24,515,717 shares of Class A Common Stock, 503,644 phantom shares granted under the Company's stock incentive plan (see Note 14) and 319,388 shares of Class B Common Stock. The distribution totaling $1,266,937 was paid on January 19, 2007.

On September 7, 2006, the Company's Board of Directors declared a $0.05 per share cash dividend to the holders of its dividend eligible securities on the record date of September 22, 2006. Dividends were payable on 24,396,940 shares of Class A Common Stock, 562,018 phantom shares and 76,375 restricted shares granted under the Company's stock incentive plan (see Note 14) and 319,388 shares of Class B Common Stock. The distribution totaling $1,267,736 was paid on October 13, 2006.

On May 31, 2006, the Company's Board of Directors declared a $0.25 per share cash dividend to the holders of its dividend eligible securities on the record date of June 21, 2006. Dividends were payable on 24,354,114 shares of Class A Common Stock, 612,268 phantom shares granted under the Company's stock incentive plan (see Note 14) and 319,388 shares of Class B Common Stock. The shares of Class A Common Stock include the shares of Class A Redeemable Preferred Stock that were converted on April 28, 2006. The distribution totaling $6,321,444 was paid on July 7, 2006.

On March 10, 2006, the Company's Board of Directors declared a $0.11 per share cash dividend to the holders of its dividend eligible securities. Dividends were payable on 23,083,498 shares of Class A Common Stock, 650,320 phantom shares granted under the Company's stock incentive plan (see Note 14) and 319,388 shares of Class B Common Stock. No dividends were paid on the Class A Redeemable Preferred Stock as the provisions of a formula in the Company's amended Articles of Incorporation were not met. The distribution totaling $2,645,853 was paid on April 7, 2006.

On March 9, 2005, the Company's Board of Directors declared a $0.53 per share cash distribution to holders of its Class A Common Stock. Dividends were payable on 20,374,883 shares of Class A Common Stock, 516,961 phantom shares granted under the Company's stock incentive plan (see Note 14) and 319,388 shares of Class B Common Stock. The distribution totaling $11,241,953 was paid on April 8, 2005.

On May 31, 2005, the Company's Board of Directors declared a $0.40 per share cash distribution to holders of its Class A Common Stock. Dividends were payable on 20,385,936 shares of Class A Common Stock, 512,072 phantom shares granted under the Company's stock incentive plan (see Note 14) and 319,388 shares of Class B Common Stock. The distribution totaling $8,486,958 was paid on July 8, 2005.

On August 24, 2005, the Company's Board of Directors declared a $0.38 per share cash distribution to holders of its Class A Common Stock. Dividends were payable on 20,397,210 shares of Class A Common Stock, 504,675 phantom shares granted under the Company's stock incentive plan (see Note 14) and 319,388 shares of Class B Common Stock. The distribution totaling $8,064,084 was paid on October 7, 2005.

On November 30, 2005, the Company's Board of Directors declared a $0.14 per share cash distribution to holders of its Class A Common Stock. Dividends were payable on 23,819,222 shares of Class A Common Stock, 499,786 phantom shares granted under the Company's stock incentive plan (see Note 14) and 319,388 shares of Class B Common Stock. The distribution totaling $3,449,375 was paid on December 29, 2005.

On March 11, 2004, the Company's Board of Directors declared a $0.39 per share cash distribution to holders of its Class A Common Stock, Dividends were payable on 10,009,150 shares of Class A Common Stock, Class B Common Stock was not dividend eligible and there were no phantom shares granted under the Company's stock incentive plan. (see Note 14) The distribution totaling $3,903,569 was paid on April 23, 2004.

On June 2, 2004, the Company's Board of Directors declared a $0.52 per share cash distribution to holders of its Class A Common Stock. Dividends were payable on 10,012,188 shares of Class A Common Stock, 313,600 phantom shares granted under the Company's stock incentive plan (see Note14), Class B Common Stock was not dividend eligible. The distribution totaling $5,369,410, was paid on July 9, 2004.

On August 24, 2004, the Company's Board of Directors declared a $0.52 per share cash distribution to holders of its Class A Common Stock. Dividends were payable on 10,015,656 shares of Class A Common Stock, 313,600 phantom shares granted under the Company's stock incentive plan (see Note 14) and 319,388 shares of Class B Common Stock. The distribution totaling $5,537,295 was paid on October 8, 2004.

On November 30, 2004, the Company's Board of Directors declared a $0.54 per share cash distribution to holders of its Class A Common Stock. Dividends were payable on 15,768,915 shares of Class A Common Stock, 313,600 phantom shares granted under the Company's stock incentive plan (see Note 14) and 319,388 shares of Class B Common Stock. The distribution totaling $8,857,028 was paid on December 29, 2004.

Preferred Stock

General

The Company's Board of Directors has the authority to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of any series of preferred stock previously authorized by the Board of Directors. Prior to issuance of shares of each class or series of preferred stock, the Board of Directors is required by the Company's charter to fix the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each such class or series.

Classified and Designated Shares

Pursuant to the Company's supplementary amendment of its charter, effective November 3, 2005, and by resolutions adopted on September 29, 2005, the Company's Board of Directors classified and designated 1,800,000 shares of the authorized but unissued preferred stock, $0.001 par value, as Class A Redeemable Preferred Stock and 2,000,000 shares of the authorized but unissued preferred stock as Class B Redeemable Preferred Stock.

Class A Redeemable Preferred Stock and Class B Redeemable Preferred Stock

The Class A Redeemable Preferred Stock and Class B Redeemable Preferred Stock rank equal to each other and shall have the same preferences, rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms; provided, however that the redemption provisions of the Class A Redeemable Preferred Stock and the Class B Redeemable Preferred Stock differ. Each outstanding share of Class A Redeemable Preferred Stock and Class B Redeemable Preferred Stock shall have one-fifth of a vote on all matters submitted to a vote of stockholders (or such lesser fraction of a vote as would be required to comply with the rules and regulations of the NYSE relating to the Company's right to issue securities without obtaining a stockholder vote). Holders of shares of preferred stock shall vote together with holders of shares of common stock as one class in all matters that would be subject to a vote of stockholders.

There was no change in the number of issued and outstanding shares of the Company's Class B Common Stock and Class C Common Stock. The conversion of the outstanding shares of Class A Redeemable Preferred Stock into Class A Common Stock was approved by the Company's stockholders at the Company's 2006 Annual Meeting of Stockholders on April 28, 2006, and the outstanding shares of Class A Redeemable Preferred Stock were converted into 1,223,208 shares of Class A Common Stock on that date.

No shares of the Class B Redeemable Preferred Stock have been issued as of December 31, 2006.

Ownership Limitations

Opteum's amended charter, subject to certain exceptions, contains certain restrictions on the number of shares of stock that a person may own. Opteum's amended charter contains a stock ownership limit that prohibits any person from acquiring or holding, directly or indirectly, applying attribution rules under the Code, shares of stock in excess of 9.8% of the total number or value of the outstanding shares of Opteum's common stock, whichever is more restrictive, or Opteum's stock in the aggregate. Opteum's amended charter further prohibits (i) any person from beneficially or constructively owning shares of Opteum's stock that would result in Opteum being "closely held" under Section 856(h) of the Code or otherwise cause Opteum to fail to qualify as a REIT, and (ii) any person from transferring shares of Opteum's stock if such transfer would result in shares of Opteum's stock being owned by fewer than 100 persons. Opteum's board of directors, in its sole discretion, may exempt a person from the stock ownership limit. However, Opteum's board of directors may not grant such an exemption to any person whose ownership, direct or indirect, of an excess of 9.8% of the number or value of the outstanding shares of Opteum's stock (whichever is more restrictive) would result in Opteum being "closely held" within the meaning of Section 856(h) of the Code or otherwise would result in failing to qualify as a REIT. The person seeking an exemption must represent to the satisfaction of Opteum's board of directors that it will not violate the aforementioned restriction. The person also must agree that any violation or attempted violation of any of the foregoing restrictions will result in the automatic transfer of the shares of stock causing such violation to the trust (as defined below). Opteum's board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to Opteum's board of directors in its sole discretion, to determine or ensure Opteum's qualification as a REIT.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of Opteum's stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of Opteum's stock that resulted in a transfer of shares to the trust in the manner described below, will be required to give notice immediately to Opteum and provide Opteum with such other information as Opteum may request in order to determine the effect of such transfer on the Company.

If any transfer of shares of Opteum's stock occurs which, if effective, would result in any person beneficially or constructively owning shares of Opteum's stock in excess or in violation of the above transfer or ownership limitations, then that number of shares of Opteum's stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole share) shall be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the prohibited owner shall not acquire any rights in such shares. Such automatic transfer shall be deemed to be effective as of the close of business on the business day prior to the date of such violative transfer. Shares of stock held in the trust shall be issued and outstanding shares of Opteum's stock. The prohibited owner shall not benefit economically from ownership of any shares of stock held in the trust, shall have no rights to dividends and shall not possess any rights to vote or other rights attributable to the shares of stock held in the trust. The trustee of the trust shall have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the trust, which rights shall be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to the discovery by Opteum that shares of stock have been transferred to the trustee shall be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the trustee. Any dividend or distribution so paid to the trustee shall be held in trust for the charitable beneficiary. The prohibited owner shall have no voting rights with respect to shares of stock held in the trust and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the trust, the trustee shall have the authority (at the trustee's sole discretion) (i) to rescind as void any vote cast by a prohibited owner prior to the discovery by Opteum that such shares have been transferred to the trust, and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if Opteum has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote.

Within 20 days after receiving notice from Opteum that shares of Opteum's stock have been transferred to the trust, the trustee shall sell the shares of stock held in the trust to a person, whose ownership of the shares will not violate any of the ownership limitations set forth in Opteum's amended charter. Upon such sale, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary as follows. The prohibited owner shall receive the lesser of (i) the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other such transaction), the market price, as defined in Opteum's amended charter, of such shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee from the sale or other disposition of the shares held in the trust, in each case reduced by the costs incurred to enforce the ownership limits as to the shares in question. Any net sale proceeds in excess of the amount payable to the prohibited owner shall be paid immediately to the charitable beneficiary. If, prior to the discovery by Opteum that shares of Opteum's stock have been transferred to the trust, such shares are sold by a prohibited owner, then (i) such shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive pursuant to the aforementioned requirement, such excess shall be paid to the trustee upon demand.

Pursuant to a letter dated November 2, 2006 from the Company to Mr. Norden, the Alyssa Blake Norden Trust of 1993, the Michael Jared Norden Trust of 1993 and the Amy Suzanne Trust of 1993, and based on representations from such persons, the Company increased the ownership limit for the foregoing stockholders to ensure that they would be able to acquire and own the shares of Company Class A Common Stock and Class A Preferred issued to them in connection with the Company's acquisition of OFS. The Company also agreed to monitor its outstanding share ownership, including the extent to which it repurchases its stock, and to use its best efforts to enable the foregoing stockholders to be able to acquire and own any additional Company shares issuable to them in connection with the Company's acquisition of OFS, as well as any Company shares issuable to Mr. Norden pursuant to any present or future employment or other compensation agreement between the Company and Mr. Norden, in each case, with respect to the Company's ownership limits.

In addition, shares of Opteum's stock held in the trust shall be deemed to have been offered for sale to Opteum, or Opteum's designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date Opteum, or Opteum's designee, accept such offer. Opteum shall have the right to accept such offer until the trustee has sold the shares of stock held in the trust. Upon such a sale to Opteum, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the prohibited owner.

All certificates representing shares of Opteum's common stock and preferred stock, if issued, will bear a legend referring to the restrictions described above.

Every record holder of 0.5% or more (or such other percentage as required by the Code and the related Treasury regulations) of all classes or series of Opteum's stock, including shares of Opteum's common stock on any dividend record date during each taxable year, within 30 days after the end of the taxable year, shall be required to give written notice to Opteum stating the name and address of such record holder, the number of shares of each class and series of Opteum's stock which the record holder beneficially owns and a description of the manner in which such shares are held. Each such record holder shall provide to Opteum such additional information as Opteum may request in order to determine the effect, if any, of such beneficial ownership on Opteum's qualification as a REIT and to ensure compliance with the stock ownership limits. In addition, each record holder shall upon demand be required to provide to Opteum such information as Opteum may reasonably request in order to determine Opteum's qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance. Opteum may request such information after every sale, disposition or transfer of Opteum's common stock prior to the date a registration statement for such stock becomes effective.

These ownership limits could delay, defer or prevent a change in control or other transaction of Opteum that might involve a premium price for the Class A Common Stock or otherwise be in the best interest of the stockholders.

NOTE 13. TRANSACTIONS WITH RELATED PARTIES

During 2006, OFS received aggregate payments of $1.6 million from Southstar Funding, LLC ("Southstar Funding") primarily in exchange for the performance of certain interim loan servicing functions. Southstar Funding is fifty percent owned by Southstar Partners, LLC ("Southstar Partners"). Certain officers of OFS, one of whom is also a director of Opteum, own membership interests in Southstar Partners. In addition, an officer of OFS as well as a former director of Opteum serves on the Board of Managers of Southstar Funding. As of December 31, 2006, amounts due from Southstar Funding totaled $0.3 million and no amounts were owed to Southstar Funding. In addition, no amounts were due or owing to Southstar Partners as of December 31, 2006. Amounts paid for interim loan servicing were determined on an arms-length basis and are comparable to amounts charged to other, non-related parties.

NOTE 14. STOCK INCENTIVE PLANS

On December 1, 2003, Opteum adopted the 2003 Long Term Incentive Compensation Plan (the "2003 Plan") to provide Opteum with the flexibility to use stock options and other awards as part of an overall compensation package to provide a means of performance-based compensation to attract and retain qualified personnel. The 2003 Plan was amended and restated in March 2004. Key employees, directors and consultants are eligible to be granted stock options, restricted stock, phantom shares, dividend equivalent rights and other stock-based awards under the 2003 Plan. Subject to adjustment upon certain corporate transactions or events, a maximum of 4,000,000 shares of the Class A Common Stock (but not more than 10% of the Class A Common Stock outstanding on the date of grant) may be subject to stock options, shares of restricted stock, phantom shares and dividend equivalent rights under the 2003 Plan. An initial grant of 313,600 phantom shares was made in June 2004.

During the year ended December 31, 2006, Opteum granted 215,389 phantom shares to employees with an aggregate fair value of $2.0 million. Each phantom share represents a right to receive a share of Opteum's Class A Common Stock. Dividend equivalent rights were also granted on these phantom shares.

During the year ended December 31, 2005, Opteum granted 204,861 phantom shares to employees with an aggregate fair value of $3.1 million. Each phantom share represents a right to receive a share of Opteum's Class A Common Stock. Dividend equivalent rights were also granted on 203,361 of these phantom shares; the remaining 1,500 phantom shares are not entitled to receive dividend equivalent rights until they vest.

Phantom share awards are valued at the fair value of Opteum's Class A Common Stock at the date of the grant. The total grant date value of all awards since the inception of the 2003 Plan is $9.8 million. The phantom share awards do not have an exercise price. The grant date value is being amortized to compensation expense on a straight-line basis over the vesting period of the respective award. The phantom shares vest, based on the employees' continuing employment, following a schedule as provided in the grant agreements, for periods through June 1, 2009.

As of December 31, 2006, a total of 733,850 phantom stock awards have been granted since the inception of the 2003 Plan, however 2,781 and 2,090 shares were forfeited during 2006 and 2005 due to the termination of the grantee's employment. Of the remaining shares, 389,117 shares have fully vested and 339,862 shares remain unvested. The future compensation charge that was eliminated by the forfeitures totaled $56,853. No phantom share awards have expired. Of the vested shares, 209,250 and 15,085 were issued to grantees or surrendered to pay income taxes during the years ended December 31, 2006 and 2005. As of December 31, 2006 504,644 phantom shares were outstanding. Total compensation cost recognized for the year ended December 31, 2006 and 2005 was 2,882,091 and $2,130,132 respectively. Dividends paid on phantom shares are charged to retained earnings when declared.

A summary of the status of the Company's nonvested shares as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at January 1, 2006	343,644	$ 15.10
Granted in 2006	215,389	9.15
Vested in 2006	(216,390)	13.18
Forfeited in 2006	(2781)	8.99
Nonvested at December 31, 2006	339,862	$ 12.60

As of December 31, 2006, there was $4.3 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the 2003 Plan. That cost is expected to be recognized over a weighted-average period of 1.6 years.

On July 17, 2006, the Company granted 79,725 restricted shares of its Class A common Stock to certain key employees of the Company's subsidiary pursuant to the terms of the 2003 Plan. Such share grants were initially recorded by OFS prior to the merger with the Company. However, these awards were cancelled when the Company and the subject employees agreed to forego the award in contemplation of a new grant under the Company's 2003 Plan. The restricted shares were valued at the fair value of Opteum's Class A Common Stock at the date of grant, which totaled $0.7 million for the July 2006 awards, and this amount was amortized to compensation through November 3, 2006, the vesting date of the award, net of any forfeitures. The restricted shares do not have an exercise price. Dividends paid on the restricted shares were charged to retained earnings when declared by the Company's Board of Directors. The shares were subject to forfeiture, based on continued employment through the vesting date of November 2, 2006. During 2006, 4,650 shares were forfeited.

Opteum also has adopted the 2004 Performance Bonus Plan (the "Performance Bonus Plan"). The Performance Bonus Plan is an annual bonus plan that permits the issuance of the Company's Class A Common Stock in payment of stock-based awards made under the plan. In 2006, 2005 and 2004 no stock-based awards were made under and no shares of the Company's stock have been issued under the Performance Bonus Plan.

NOTE 15. SAVINGS INCENTIVE PLAN

Opteum's employees have the option to participate in the Opteum Inc., 401K Plan (the "Plan"). Under the terms of the Plan, eligible employees can make tax-deferred 401(k) contributions, and at Opteum's sole discretion, Opteum can match the employees' contributions. For the years ended December 31, 2006 and 2005, Opteum made 401(k) matching contributions of $63,365 and $40,547, respectively.

OFS's employees have the option to participate in the Company Savings and Incentive Plan (the "Plan"). Under the terms of the Plan, eligible employees can make tax-deferred 401(k) contributions, and at the OFS's sole discretion, OFS can match the employees' contributions as well as make annual profit-sharing contributions to the Plan. For the year ended 2006 and the period November 3, 2005 (date of merger) through December 31, 2005, OFS made 401(k) matching contributions of $241,056 and $40,956, respectively.

NOTE 16. OPERATING LEASES

Certain facilities and equipment are leased under short-term lease agreements expiring at various dates through September 2013. All such leases are accounted for as operating leases.

Obligations under non-cancelable operating leases which have an initial term of more than a year are as follows:

(in thousands)

2007	$	5,953
2008		5,441
2009		3,186
2010		1,565
2011		1,103
Thereafter		1,013
	$	18,261

Rental expense for the year ended December 31, 2006, 2005 and 2004 was $6,325,805, $931,640 and $52,458, respectively.

NOTE 17. COMMITMENTS AND CONTINGENCIES

Loans Sold to Investors. Generally, OFS is not exposed to significant credit risk on its loans sold to investors. In the normal course of business, OFS provides certain representations and warranties during the sale of mortgage loans which obligate it to repurchase loans which are subsequently unable to be sold through the normal investor channels. The repurchased loans are secured by the related real estate properties, and can usually be sold directly to other permanent investors. There can be no assurance, however, that OFS will be able to recover the repurchased loan value either through other investor channels or through the assumption of the secured real estate.

OFS recognizes a liability for the estimated fair value of this obligation at the inception of each mortgage loan sale based on the anticipated repurchase levels and historical experience. The liability is recorded as a reduction of the gain on sale of mortgage loans and included as part of other liabilities in the accompanying financial statements.

Changes in the liability during 2006 and for the period November 3, 2005, through December 31, 2005:

(in thousands)

	For the year ended December 31, 2006	For the period November 3, 2005, through December 31, 2005
Balance—Beginning of period	$ 2,038	$ 2,292
Provision	8,499	306
Charge-Offs	(3,401)	(560)
Balance—End of period	$ 7,136	$ 2,038

Loan Funding and Delivery Commitments. At December 31, 2006, OFS has commitments to fund loans approximating $476 million. OFS hedges the interest rate risk of such commitments primarily with mandatory delivery commitments. The remaining commitments to fund loans with agreed-upon rates are anticipated to be sold through "best-efforts" and investor programs. OFS does not anticipate any material losses from such sales.

Net Worth Requirements. OFS is required to maintain certain specified levels of minimum net worth to maintain its approved status with Fannie Mae, HUD, and other investors. At December 31, 2006 and 2005, the highest minimum net worth requirement applicable to OFS was approximately $1.9 million and $1.7 million, respectively. OFS had excess net worth of approximately $2.1 million at December 31, 2006.

Outstanding Litigation. The Company is involved in various lawsuits and claims, both actual and potential, including some that it has asserted against others, in which monetary and other damages are sought. These lawsuits and claims relate primarily to contractual disputes arising out of the ordinary course of the Company's business. The outcome of such lawsuits and claims is inherently unpredictable. However, management believes that, in the aggregate, the outcome of all lawsuits and claims involving the Company will not have a material effect on the Company's consolidated financial position or liquidity; however, any such outcome may be material to the results of operations of any particular period in which costs, if any, are recognized.

As part of the November 3, 2005 merger pursuant to which OFS became a wholly-owned subsidiary of Opteum, the parties to the Agreement and Plan of Merger and Reorganization (the "Merger Agreement") agreed to special resolution procedures concerning certain litigation matters in which OFS was a party and that was pending at the time of the merger. Certain provisions of the Merger Agreement specified the manner in which four separate litigation matters would be treated for purposes of determining the rights and obligations of the parties to the Merger Agreement. In two of these matters, OFS is the plaintiff and is seeking money damages from third parties. In the other two matters, OFS is a defendant and is defending itself against claims for money damages.

Pursuant to the terms of the Merger Agreement, the former owners of OFS must indemnify the Company for any liabilities arising from the two matters in which OFS is a defendant. In addition, the former owners of OFS are entitled to receive any amounts paid to the Company upon the settlement or final resolution of the two matters in which OFS is the plaintiff.

Guarantees. Opteum has guaranteed the obligations of OFS and OFS's wholly-owned subsidiary, HS Special Purpose, LLC, under their respective financing facilities with JPMorgan Chase and Citigroup described in Note 8. These guarantees will remain in effect so long as the applicable financing facilities remain in effect. If an Event of Default occurs under these financing facilities that are not cured or waived, Opteum may be required to perform under its guarantees. There is no specific limitation on the maximum potential future payments under these guarantees. However, Opteum's liability under these guarantees would be reduced in an amount equal to the amount by which the collateral securing such obligations exceeds the amounts outstanding under the applicable facilities.

NOTE 18. SEGMENTS

Opteum follows SFAS No. 131, *"Disclosures about Segments of an Enterprise and Related Information."* The

Company operates in two reportable segments: as a REIT and as an originator of mortgage loans.

Certain operations qualify as a REIT, under applicable provisions of the Code. The REIT activities primarily involve Opteum investing in residential mortgage-related securities. As a REIT, these activities are not subject to federal income tax on the net taxable income as long as the earnings from REIT activities are distributed to the stockholders.

On November 3, 2005, Opteum acquired OFS. OFS is a mortgage lender that originates loans. It offers retail and wholesale products including fixed- and adjustable-rate mortgages, 100% financing, interest-only products and home loans for the credit challenged. Opteum has 33 offices and lending in 46 states. Goodwill associated with OFS was $2.1 million at December 31, 2006.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies in Note 1. The Company evaluates the performance of its REIT segment and mortgage origination business segment results based on net income. Each of the business segments' net income or loss includes direct costs incurred at each segment's operating level, plus a minimal amount of allocated corporate-level expenses.

The following table shows year 2006 summarized financial information concerning the Company's reportable segments.

(in thousands)

	REIT	OFS	TOTAL(1)
Net interest income	$ 10,577	$ 13,118	$ 13,525
Other revenues, net	(7,321)	14,792	7,471
Inter-segment interest income	10,169	(10,169)	-
Income (loss) before income taxes	(6,551)	(70,261)	(76,812)
Other interest expense	-	(17,756)	(7,587)
Depreciation and amortization	757	3,627	4,384
Income tax expense (benefit)	-	(27,218)	(27,218)
Total assets	3,054,277	1,009,324	3,937,634
Capital expenditures	757	2,720	3,477

(1) Figures reflect the elimination of inter-company transactions between Opteum and OFS

The following table shows year 2005 summarized financial information concerning the Company's reportable segments.

(in thousands)

	REIT	OFS	TOTAL(1)
Net interest income	$ 37,061	$ 1,038	$ 36,982
Other revenues, net	1,993	2,318	4,311
Inter-segment interest income	1,117	(1,117)	-
Income (loss) before income taxes	30,914	(10,851)	20,063
Other interest expense	-	2,210	1,093
Depreciation and amortization	347	495	842
Income tax expense (benefit)	-	(4,220)	(4,220)
Total assets	3,782,264	1,144,615	4,805,101
Capital expenditures	3,803	869	4,672

(1) Figures reflect the elimination of inter-company transactions between Opteum and OFS.

The following information is needed to reconcile the segment amounts to the total information, which agrees to the amounts shown in the accompanying consolidated financial statements. During the consolidation process, loans receivable totaling $119.1 million in 2006 and $65.0 million in 2005, and the related interest income and accrued interest, which are recorded on Opteum's segment financial statements, are eliminated against corresponding liabilities and expenses recorded on OFS's segment financial statements. The interest income related to these loans is reported above as inter-segment interest income. There were no inter-segment gross revenues during the periods ended December 31, 2006 and November 3, 2005 (date of the merger) through December 31, 2005, except for this interest, and therefore all other revenues were from external sources.

No single customer accounted for more than 10% of revenues at OFS. For the REIT activities, approximately 93.6% of the interest income was derived from MBS issued by U.S. Government agencies.

For the year ended December 31, 2004, the Company's sole activities were as a REIT. Therefore segment disclosures are the same as reported in the accompanying consolidated financial statements for those periods.

NOTE 19. INCOME TAXES

Year 2004

There is no tax provision included for the year ended December 31, 2004, as Opteum satisfied the REIT taxation requirements for the year 2004. Opteum was solely a non-taxpaying REIT during the year ended December 31, 2004.

Years 2005 and 2006

As described in Note 2, Opteum acquired OFS on November 3, 2005. OFS is a taxable REIT subsidiary, which is a taxpaying entity for income tax purposes, and is taxed separately from Opteum. At the date of acquisition, OFS recorded a deferred tax liability of approximately $22.6 million related to the difference in the carrying amount and the tax basis of the originated MSRs, among other items. The tax impacts of OFS are included in the schedules below for its operating activities from November 3, 2005 through December 31, 2005, and for the year ended December 31, 2006.

The income tax benefit is as follows for the years ended December 31, 2006 and 2005:

(in thousands)

	Year ended December 31, 2006	Year ended December 31, 2005
Deferred income tax benefit:		
Federal	$ 24,478	$ 3,797
State	2,740	423
Total deferred income tax benefit	$ 27,218	$ 4,220

The effective income tax benefit for the years ended December 31, 2006 and 2005 differ from the amount determined by applying the statutory federal rate of 35% to income (loss) before income tax as follows:

(in thousands)

	Year ended December 31, 2006	Year ended December 31, 2005
Tax due on the net income, or (benefit) of the net loss, at the Federal tax rate	$ (26,884)	$ 6,994
Exclusion of REIT taxable (income)/loss	2,293	(10,792)
Permanent tax differences	90	1
State tax benefit, net of Federal tax effect, and other	(2,717)	(423)
Total deferred income tax benefit	$ (27,218)	$ (4,220)

The tax affected cumulative temporary differences that give rise to deferred tax assets and liabilities as of December 31, 2006 and 2005, are as follows:

(in thousands)

		At December 31, 2006		At December 31, 2005
Deferred tax assets:				
Federal tax loss carry-forward	$	29,684	$	2,322
State tax loss carry-forward		4,812		423
Loan Loss Reserves, Interest and Other		5,056		296
Mark-to-market adjustments		269		1,158
Total deferred tax assets	$	39,821	$	4,199
Deferred tax liabilities:				
Capitalized cost of mortgage servicing rights	$	28,693	$	18,436
Loan origination and other amounts		2,606		2,138
Intangible assets		1,341		1,986
Total deferred tax liabilities	$	32,640	$	22,560
Net deferred tax assets (liabilities)	$	7,181	$	(18,361)

As described in Note 1, the Company adopted SFAS No. 156 as of January 1, 2006. As a result of this adoption, net deferred tax liabilities were increased by approximately $1.67 million. Management believes that the deferred tax assets will more likely than not be realized due to the reversal of the deferred tax liabilities and expected future taxable income. As of December 31, 2006, the TRS had an estimated federal tax net operating loss carryforward of about $88 million, which expires beginning in 2025, and is fully available to offset future taxable income.

Tax differences on REIT income

Taxable income, as generated by Opteum's qualifying REIT activities, is computed differently from Opteum's financial statement net income as computed in accordance with GAAP. Depending on the number and size of the various items or transactions being accounted for differently, the differences between Opteum's REIT taxable income and Opteum's financial statement net income (loss) can be substantial and each item can affect several years. Since inception through December 31, 2006, Opteum's REIT taxable income is approximately $14.9 million greater than Opteum's financial statement net income as reported in its financial statements.

For the year ended December 31, 2006, Opteum's REIT taxable income was approximately $12.0 million greater than Opteum's financial statement net income from REIT activities. During 2006, Opteum's most significant items and transactions being accounted for differently include interest on inter-company loans with OFS, other-than-temporary impairment losses on the MBS portfolio, equity plan stock awards, depreciation of property and equipment and the accounting for debt issuance costs. The impairment losses on the MBS portfolio will be recognized for tax purposes in 2007 as the actual sales of the securities are completed. The debt issuance costs are being amortized, and property and equipment are being depreciated, over different useful lives for tax purposes. The future deduction of equity plan stock compensation against REIT taxable income is uncertain both as to the year (as the timing of the tax impact of each restricted stock award is up to each employee who has received a grant) and as to the amount, because the tax impact is measured at the fair value of the shares as of a future date, and this amount may be greater than or less than the financial statement expense already recognized by Opteum.

For the year 2005, Opteum's REIT taxable income was approximately $2.1 million greater than Opteum's financial statement net income from REIT activities. The most significant portion of this year 2005 amount, $2.0 million, is attributable to the equity plan stock awards, and the future deduction of this amount against taxable net income is uncertain both as to the year (as the timing of the tax impact of each restricted stock award is up to each employee who has received a grant) and as to the amount (the amount of the tax impact is measured at the fair value of the shares as of a future date).

For the year 2004, Opteum's taxable net income was $0.8 million greater than Opteum's financial statement net income from REIT activities. Of this amount, $0.7 million is attributable to the equity plan stock awards.

NOTE 20. SUMMARIZED QUARTERLY RESULTS (UNAUDITED)

The following is a presentation of the quarterly results of operations for the year ended December 31, 2006 (amounts in thousands, except per share data).

	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Interest income	$ 60,281	$ 75,589	$ 68,381	$ 50,758
Interest expense	(56,189)	(60,518)	(67,102)	(57,675)
Net interest income	4,092	15,071	1,279	(6,917)
Net gain on sales of mortgage-backed securities	-	-	-	-
Direct operating expenses	319	227	197	245
General and administrative expenses	20,106	22,768	25,493	28,455
Net (loss)	$ (7,972)	$ (8,665)	$ (6,256)	$ (33,923)
Net (loss) per Class A Common Share—Basic and Diluted	$ (0.34)	$ (0.06)	$ (0.25)	$ (1.37)
Net (loss) per Class B Common Share—Basic and Diluted	$ (0.34)	$ (0.06)	$ (0.25)	$ (1.37)
Weighted average number of Class A common shares outstanding—Basic and Diluted	23,437	23,970	24,376	24,466
Weighted average number of Class B common shares outstanding—Basic and Diluted	319	319	319	319

The following is a presentation of the quarterly results of operations for the year ended December 31, 2005 (amounts in thousands, except per share data).

	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Interest income	$ 31,070	$ 36,749	$ 43,574	$ 49,248
Interest expense	(19,842)	(26,453)	(33,509)	(43,854)
Net interest income	11,228	10,296	10,065	5,394
Net gain on sales of mortgage-backed securities	1,982	-	11	-
Direct operating expenses	590	284	299	109
General and administrative expenses	1,713	1,793	1,902	14,828
Net income	$ 10,907	$ $8,219	$ 7,875	$ (2,718)
Net income per Class A Common Share—Basic and Diluted	$ 0.52	$ 0.39	$ 0.37	$ (0.12)
Net income per Class B Common Share—Basic and Diluted	$ 0.51	$ 0.39	$ 0.37	$ (0.11)
Weighted average number of Class A common shares outstanding—Basic and Diluted	20,796	20,897	20,901	23,073
Weighted average number of Class B common shares outstanding—Basic and Diluted	319	319	319	319

The following is a presentation of the quarterly results of operations for the year ended December 31, 2004 (amounts in thousands, except per share data).

	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Interest income	$ 7,194	$ 10,959	$ 11,017	$ 20,463
Interest expense	(2,736)	(4,344)	(4,253)	(10,824)
Net interest income	4,458	6,615	6,764	9,639
Net gain on sales of mortgage-backed securities	—	—	122	(26)
Direct operating expenses	226	280	328	374
General and administrative expenses	288	768	812	1,638
Net income	$ 3,944	$ 5,567	$ 5,746	$ 7,601
Net income per Class A Common Share—Basic and Diluted	$ 0.49	$ 0.56	$ 0.51	$ 0.44
Net income per Class B Common Share—Basic and Diluted	$ N/A	$ N/A	$ 0.53	$ 0.46
Weighted average number of Class A common shares outstanding—Basic and Diluted	8,001	10,012	10,867	16,825
Weighted average number of Class B common shares outstanding—Basic and Diluted	—	—	319	319

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A. CONTROLS AND PROCEDURES.

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Company's reports filed with or submitted to the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure based closely on the definition of "disclosure controls and procedures" in Rule 13a-15(e). In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of the end of the period covered by this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and the Company's Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on the foregoing, the Company's Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective.

Changes in Internal Controls over Financial Reporting

On November 3, 2005, the Company acquired Opteum Financial Services, LLC, ("OFS") a privately held company. Management's assessment of the internal controls at the OFS level started with the assumption that OFS, as a private company, may not possess a system of internal controls sufficient to comply fully with all of the rules and requirements for internal control systems for SEC registrants at the time of the acquisition. Accordingly, management conducted a comprehensive review of all controls in place coupled with an assessment of all critical processes so as to ensure full compliance with the rules and requirements for SEC registrants by year end. This process was a substantial undertaking and required the Company to hire external consultants to assist. As of the dates the Company's quarterly reports for the periods ended March 31, 2006 and June 30, 2006 were filed, this process was not complete. During the period ended September 30, 2006, as part of the process of establishing whether or not the system of internal controls that existed at OFS were sufficient to comply, management discovered a material weakness with respect to the controls in place associated with the accounting by OFS for IRLCs. Owing to a lack of sufficient internal controls being in place, the accounting treatment utilized to account for IRLCs up to that point was not in compliance with GAAP and the quarterly financial statements issued for the periods ended March 31, 2006 and June 30, 2006 required re-statement. Management made changes during the fourth quarter of 2006, where needed, at OFS to ensure such system of internal control is adequate to allow management to rely on the OFS internal controls for purposes of preparing the Company's Exchange Act reports.

There were no significant changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter, other than as reported above, that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

See Management's Report on Internal Control Over Financial Reporting included in Item 8. See also the Report of Independent Registered Public Accounting Firm in Item 8. for Ernst & Young LLP's attestation report on management's assessment of internal control over financial reporting.

ITEM 9B. OTHER INFORMATION.

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this Item 10 and not otherwise set forth below is incorporated herein by reference to the Company's Proxy Statement relating to the Company's 2007 Annual Meeting of Stockholders to be held on April 30, 2007, which the Company expects to file with the U.S. Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after December 31, 2006 (the "Proxy Statement").

The Company's executive officers are appointed by the Company's Board of Directors. The Board of Directors has determined that each member of the Audit Committee of the Board of Directors, including the Chair of the Audit Committee, Maureen A. Hendricks, is an "audit committee financial expert" within the meaning of Item 407(d)(5) of Regulation S-K.

The Company has adopted a Code of Business Conduct and Ethics applicable to all officers, directors and employees of the Company and its subsidiaries. The Company has also adopted a Code of Ethics for Senior Financial Officers that is applicable to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of our Code of Business Conduct and Ethics and our Code of Ethics for Senior Financial Officers, as well as the Company's Corporate Governance Guidelines and the committee charters for each of the committees of the Board of Directors, can be obtained from our Internet website at *www.opteum.com* and will be made available to any shareholder upon request. The Company intends to disclose any waivers from, or amendments to, the Code of Ethics for Senior Financial Officers by posting a description of such waiver or amendment on our Internet Web site.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item 11 is incorporated herein by reference to the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item 12 is incorporated herein by reference to the Proxy Statement and to Part II, Item 5 of this Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS; AND DIRECTOR INDEPENDENCE.

The information required by this Item 13 is incorporated herein by reference to the Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES.

The information required by this Item 14 is incorporated herein by reference to the Proxy Statement.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES.

a. Financial Statements. The consolidated financial statements of the Company, together with the report of Independent Registered Public Accounting Firm thereon, are set forth in Part II Item 8 of this Form 10-K and are incorporated herein by reference.

The following information is filed as part of this Form 10-K:

b. Financial Statement Schedules. For years ended December 31, 2006 and 2005.

The following should be read in conjunction with the financial statements referenced above.

(in thousands)

Schedule II

Opteum Financial Services LLC

Valuation and Qualifying Accounts

Column A	Column B	Column C		Column D	Column E
		Additions			
	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other accounts	Deductions(1)	Balance at End of Period
Year ended December 31, 2006					
Allowance for loan losses: (2)					
Reflected in Mortgage Loans Held for Sale	$ 118	$ 4,820	$ -	$ 4,038	$ 900
	$ 118	$ 4,820	$ -	$ 4,038	$ 900

(1) Actual losses charged against the valuation allowance, net of recoveries and reclassifications.
(2) See also Note 17 to the accompanying consolidated financial statements.

All other schedules are omitted because they are not applicable.

c. Exhibits

Exhibit No.

2.1	Agreement and Plan of Merger, incorporated by reference to Exhibit 2.1 to the Company's Form 8-K, dated September 29, 2005, filed with the SEC on September 30, 2005
3.1	Articles of Amendment and Restatement, incorporated by reference to Exhibit 3.1 to the Company's Form S-11/A, filed with the SEC on April 29, 2004
3.2	Articles Supplementary, incorporated by reference to Exhibit 3.1 to the Company's Form 8-K, dated November 3, 2005, filed with the SEC on November 8, 2005
3.3	Articles of Amendment, incorporated by reference to Exhibit 3.1 to the Company's Form 8-K, dated February 10, 2006, filed with the SEC on February 15, 2006
3.4	Amended and Restated Bylaws, incorporated by reference to Exhibit 3.1 to the Company's Form 8-K, filed with the SEC on September 26, 2006
4.1	Specimen Common Stock Certificate incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the period ended March 31, 2006, filed with the SEC on May 8, 2006.
†10.1	Opteum Inc. 2003 Long Term Incentive Compensation Plan, incorporated by reference to Exhibit 10.1 to the Company's Form 10-Q for the period ended September 30, 2006, filed with the SEC on December 20, 2006
†10.2	Employment Agreement between Bimini Mortgage Management, Inc. and Jeffrey J. Zimmer, incorporated by reference to Exhibit 10.3 to the Company's Form S-11/A, dated April 12, 2004, filed with the SEC on April 29, 2004
†10.3	Employment Agreement between Bimini Mortgage Management, Inc. and Robert E. Cauley, incorporated by reference to Exhibit 10.4 to the Company's Form S-11/A, dated April 12, 2004, filed with the SEC on April 29, 2004
†10.4	Employment Agreement between Opteum Financial Services, LLC and Peter R. Norden, incorporated by reference to Exhibit 10.5 to the Company's Form 10-K, dated September 29, 2005, filed with the SEC on March 10, 2006
10.5	Letter Agreement, dated November 4, 2003 from AVM, L.P. to Bimini Mortgage Management, Inc. with respect to consulting services to be provided by AVM, L.P. and Letter Agreement, dated February 10, 2004 from AVM, L.P. to Bimini Mortgage Management with respect to assignment of AVM, L.P.'s rights, interest and responsibilities to III Associates, incorporated by reference to Exhibit 10.5 to the Company's Form S-11/A, filed with the SEC on May 26, 2004

10.6	Agency Agreement, dated November 20, 2003 between AVM, L.P. and Bimini Mortgage Management, Inc., incorporated by reference to Exhibit 10.6 to the Company's Form S-11/A, dated November 20, 2003, filed with the SEC on May 26, 2004
†10.7	Opteum Inc. 2004 Performance Bonus Plan, incorporated by reference to Exhibit 10.7 to the Company's Form 10-Q for the period ended September 30, 2006, filed with the SEC on December 20, 2006
†10.8	Phantom Share Award Agreement between Bimini Mortgage Management, Inc. and Jeffrey J. Zimmer, incorporated by reference to Exhibit 10.8 to the Company's Form S-11/A, dated August 13, 2004, filed with the SEC on August 25, 2004
†10.9	Phantom Share Award Agreement between Bimini Mortgage Management, Inc. and Robert E. Cauley, incorporated by reference to Exhibit 10.9 to the Company's Form S-11/A, dated August 13, 2004, filed with the SEC on August 25, 2004
10.10	Voting Agreement, among certain stockholders of Bimini Mortgage Management, Inc., Jeffrey J. Zimmer, Robert E. Cauley, Amber K. Luedke, George H. Haas, IV, Kevin L. Bespolka, Maureen A. Hendricks, W. Christopher Mortenson, Buford H. Ortale, Peter Norden, certain of Mr. Norden's affiliates, Jason Kaplan, certain of Mr. Kaplan's affiliates and other former owners of Opteum Financial Services, LLC, incorporated by reference to Exhibit 99(D) to the Company's Schedule 13D, dated November 3, 2005, filed with the SEC on November 14, 2005
†10.11	Form of Phantom Share Award Agreement, incorporated by reference to Exhibit 10.11 to the Company's Form 10-Q for the period ended September 30, 2006, filed with the SEC on December 20, 2006
†10.12	Form of Restricted Stock Award Agreement, incorporated by reference to Exhibit 10.12 to the Company's Form 10-Q for the period ended September 30, 2006, filed with the SEC on December 20, 2006
10.13	Membership Interest Purchase, Option and Investor Rights Agreement among Opteum Inc., Opteum Financial Services, LLC and Citigroup Global Markets Realty Corp. dated as of December 21, 2006, incorporated by reference to Exhibit 10.1 to the Company's Form 8-K, dated December 21, 2006, filed with the SEC on December 21, 2006
10.14	Sixth Amended and Restated Limited Liability Company Agreement of Opteum Financial Services, LLC, dated as of December 21, 2006, made and entered into by Opteum Inc. and Citigroup Global Markets Realty Corp., incorporated by reference to Exhibit 10.2 to the Company's Form 8-K, dated December 21, 2006, filed with the SEC on December 21, 2006
*21.1	Subsidiaries of the registrant
*23.1	Consent of Ernst & Young LLP
*23.2	Consent of Deloitte & Touche LLP
*24.1	Powers of Attorney
*31.1	Certification of the Principal Executive Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*31.2	Certification of the Principal Financial Officer, pursuant to Rule 13a-14(a) or 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
*32.1	Certification of the Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*32.2	Certification of the Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Filed herewith.

† Management compensatory plan or arrangement required to be filed by Item 601 of Regulation S-K.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized on March 14, 2007.

OPTEUM INC.
(Registrant)

By

Robert E. Cauley
Vice Chairman, Senior Executive Vice President,
Chief Financial Officer and Chief Investment Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on March 14, 2007.

Signature	Capacity	
Jeffrey J. Zimmer	Director, Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	
Robert E. Cauley	Director, Vice Chairman of the Board, Senior Executive Vice President, Chief Financial Officer and Chief Investment Officer (Principal Financial Officer)	
Peter R. Norden	Director and Senior Executive Vice President	)
Kevin L. Bespolka	Director	)
Maureen A. Hendricks	Director	) By Robert E. Cauley, *Attorney-in-Fact*
W. Christopher Mortenson	Director	)
Buford H. Ortale	Director	)

BOARD OF DIRECTORS

Jeffrey J. Zimmer
Chairman of the Board

Robert E. Cauley
Vice Chairman of the Board

Peter R. Norden
Non-Independent Director

Kevin L. Bespolka
Independent Director & Chair of Compensation Committee

Maureen A. Hendricks
Lead Independent Director & Chair of Audit Committee

W. Christopher Mortenson
Independent Director

Buford H. Ortale
Independent Director & Chair of Governance & Nominating Committee

OFFICERS

Jeffrey J. Zimmer
President & Chief Executive Officer

Robert E. Cauley
Senior Executive Vice President, Chief Financial Officer & Chief Investment Officer

Peter R. Norden
Senior Executive Vice President

J. Christopher Clifton
Senior Vice President, General Counsel, Chief Compliance Officer & Secretary

G. Hunter Haas IV
Senior Vice President & Head of Mortgage Research and Trading

Amber K. Luedke
Senior Vice President & Treasurer

HEADQUARTERS

Opteum Inc.
3305 Flamingo Drive
Vero Beach, FL 32963
(772) 231-1400

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
200 South Biscayne Boulevard
Suite 3900
Miami, FL 33131
(305) 358-4111

TRANSFER AGENT & REGISTRAR

Continental Stock Transfer & Trust Company
17 Battery Place
New York, NY 10004
(212) 509-4000

Specific questions regarding the transfer or replacement of lost stock certificates, replacement of lost dividend checks, or dividend tax information should be made to Continental Stock Transfer & Trust Company directly at (212) 509-4000.

STOCK EXCHANGE LISTING

Opteum Inc.'s Class A Common Stock is traded on the New York Stock Exchange under the ticker symbol "OPX."

ANNUAL MEETING

The 2007 Annual Meeting of Stockholders will be held Monday, April 30, 2007, at 8:00 a.m. Eastern Time at:

Holiday Inn
3384 Ocean Drive
Vero Beach, FL 32963

NEW YORK STOCK EXCHANGE DISCLOSURE

Opteum Inc.'s 2006 Domestic Company Section 303A CEO Certification was filed without qualification with the New York Stock Exchange on May 26, 2006. Opteum Inc. filed with the U.S. Securities and Exchange Commission the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 in respect of its Annual Report on Form 10-K for the year ended December 31, 2006, as exhibits to such report.

Opteum
INCORPORATED

3305 Flamingo Drive
Vero Beach, FL 32963

NYSE SYMBOL: OPX

END